                                                              FILE NO. 333-88221

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------
                                AMENDMENT NO. 1
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                      ------------------------------------
                        EMMIS COMMUNICATIONS CORPORATION
             (Exact name of registrant as specified in its charter)

               INDIANA                                  4832                                35-1542018
   (State or other jurisdiction of          (Primary standard industrial       (I.R.S. Employer Identification No.)
    incorporation or organization)          classification code number)

                               40 MONUMENT CIRCLE
                                   7TH FLOOR
                          INDIANAPOLIS, INDIANA 46204
                                 (317) 266-0100
   (Address, including zip code and telephone number, including area code, of principal executive offices)

                             J. SCOTT ENRIGHT, ESQ.
                  VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL
                        EMMIS COMMUNICATIONS CORPORATION
                         40 MONUMENT CIRCLE, 7TH FLOOR
                          INDIANAPOLIS, INDIANA 46204
                                 (317) 266-0100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                      ------------------------------------

                                    Copy to:

                              ALAN W. BECKER, ESQ.
                           BOSE MCKINNEY & EVANS LLP
                   135 NORTH PENNSYLVANIA STREET, SUITE 2700
                          INDIANAPOLIS, INDIANA 46204
                                 (317)684-5000
                            PETER M. LABONSKI, ESQ.
                                LATHAM & WATKINS
                                885 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                (212) 906-1200)

                      ------------------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective. If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                      ------------------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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
     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION -- OCTOBER 25, 1999


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PROSPECTUS
          , 1999

                     EMMIS COMMUNICATIONS CORPORATION LOGO
                        EMMIS COMMUNICATIONS CORPORATION
                                2,500,000 SHARES
                   % SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK
--------------------------------------------------------------------------------

EMMIS:
- We are one of the largest radio broadcasters in the United States and we also operate television broadcasting and magazine publishing businesses.
-  Emmis Communications Corporation
   One Emmis Plaza
   40 Monument Circle
   Indianapolis, Indiana 46204
   (317) 266-0100

THE OFFERING:
- We are offering 2,500,000 shares of cumulative convertible preferred stock and have granted the underwriters an option to purchase an additional 375,000 shares to cover over-allotments. The table below does not reflect any exercise of this option.
- We plan to use the net proceeds of this offering, together with the net proceeds from our concurrent offering of Class A Common Stock, to fund the acquisition of additional broadcasting properties and acquisition-related expenses and for general corporate purposes. This offering is not contingent upon the consummation of any acquisition.
-  Closing:            , 1999.

MARKET AND SYMBOL:
-  Nasdaq National Market: "EMMSP"
- Our Class A Common Stock trades on the Nasdaq National Market under the symbol "EMMS." On October 7, 1999, the last reported sales price for our Class A Common Stock was $64.00 per share.

CONCURRENT OFFERING:
- We are currently offering, by means of a separate prospectus, 4,300,000 shares, and a selling stockholder is selling 300,000 shares, of our Class A Common Stock, excluding 690,000 shares available to cover over-allotments. This offering and the Class A Common Stock offering are not dependent on each other.

THE CONVERTIBLE PREFERRED STOCK:
-  Liquidation Preference: $50 per share.
-  Dividends:     % cumulative annual cash dividends, payable quarterly in
   arrears, commencing on           , 2000.
-  Conversion Price: $         per share, subject to adjustment (equal to an
   initial conversion ratio of       shares of our Class A Common Stock for each
   share of convertible preferred stock).
- Conversion Right: convertible into Class A Common Stock at any time at the applicable conversion ratio.
-  Optional Redemption: redeemable at a redemption premium of       % (plus
   accumulated and unpaid dividends) on or after May   , 2001 but prior to
   November   , 2002 if the trading price for our Class A Common Stock equals or
   exceeds $      per share for a specified period. We will make additional
   payments if we redeem shares under the foregoing circumstances. Beginning on November , 2002, shares of the convertible preferred stock may be redeemed, at any time, at the redemption premiums stated herein, plus accumulated and unpaid dividends.

       --------------------------------------------------------------------------------------------------
                                                                PER SHARE                  TOTAL
       --------------------------------------------------------------------------------------------------
       Public offering price:                                       $                        $
       Underwriting fees:                                           $                        $
       Proceeds to Emmis:                                           $                        $
       --------------------------------------------------------------------------------------------------

    THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 12.
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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
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DONALDSON, LUFKIN & JENRETTE      GOLDMAN, SACHS & CO.
    Book Running Manager             Co-Lead Manager
----------------------------------------------------------
  DEUTSCHE BANC ALEX. BROWN    MORGAN STANLEY DEAN WITTER

[The inside front cover page of the prospectus contains a graphic consisting of three pictures across the top and a map and related description beneath the pictures. The pictures consist of:

     (1) the words "Listener by Listener" superimposed on a picture of the profile of a man;

     (2) the words "Advertiser by Advertiser" superimposed on a picture of a handshake; and

     (3) the words "Employee by Employee" superimposed on a picture of a man's head.

The map identifies 16 locations of Emmis operations on a map of the United States. The description beneath the map includes:

     (A) a corporate logo and the address of the corporate headquarters;

     (B) the following locations, call letters and dial positions of Emmis radio stations and radio networks:

           Los Angeles     KPWR-FM (Power 106)
           New York        WRKS (Kiss-FM)
                           WQHT-FM (Hot 97)
                           WQCD-FM (CD-101.9)
           Chicago         WKQX-FM (Q101)
           St. Louis       KSHE-FM (KSHE95)
                           WKKX-FM (Kix 106.5)
                           WXTM-FM (Extreme 104.1)
           Indianapolis    WENS (97.1 FM)
                           WIBC (1070 AM)
                           WNAP (93.1 FM)
                           WTLC (105.7 FM)
                           WTLC (1310 AM)
                           AgriAmerica
                           Network Indiana
           Terre Haute     WTHI (99.9 FM)
                           WTHI (1480 AM)
                           WWVR (105.5 FM)
           Hungary         Slager Radio

     (C) the following locations, call letters and dial positions of Emmis television stations:

           New Orleans WVUE (Channel 8)
           Honolulu KHON (Channel 2)
           Green Bay WLUK (Channel 11)
           Mobile/Pensacola WALA (Channel 10)
           Ft. Myers WFTX (Channel 36)
           Terre Haute WTHI (Channel 10)

     (D) the following list of Emmis publications:

           Indianapolis Monthly
           Atlanta
           Cincinnati Magazine
           Texas Monthly
           Country Sampler]

                               TABLE OF CONTENTS

                                       Page
Prospectus Summary.................       1
Risk Factors.......................      12
Use of Proceeds....................      21
Price Range of Class A Common
  Stock............................      22
Dividend Policy....................      22
Capitalization.....................      23
Recent Developments................      24
Selected Consolidated Financial and
  Other Data.......................      26
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations........      29
Business...........................      37
Management.........................      45

                                       Page

Certain Relationships and Related
  Party Transactions...............      47
Principal and Selling
  Stockholders.....................      48
Description of Common Stock........      50
Description of the Convertible
  Preferred Stock..................      53
Certain United States Federal Tax
  Considerations...................      64
Description of Certain
  Indebtedness.....................      71
Underwriting.......................      74
Legal Matters......................      76
Experts............................      76
Where You Can Find More
  Information......................      77
Index to Financial Statements......     F-1

                               PROSPECTUS SUMMARY

     You should read the entire prospectus, including the financial data, related notes and information incorporated by reference, before making an investment decision. Market and industry data used in this prospectus are based on independent industry publications, other publicly available information or the good faith belief of our management. All references to Emmis in this prospectus mean Emmis Communications Corporation and its subsidiaries collectively, except where it is clear we mean only the parent corporation. The information contained in this prospectus assumes that the underwriters do not exercise the over-allotment option.

                              EMMIS COMMUNICATIONS


     We are one of the largest operators of radio broadcasting stations in the United States. Approximately 8.5 million listeners tune in to our radio stations each week. Our focus is primarily large-market radio, and we operate five FM radio stations in the nation's three largest radio markets of New York City, Los Angeles and Chicago. In each of these markets we have developed top-performing radio stations which rank either first or second in terms of primary demographic target audience share according to the Spring 1999 Arbitron Survey. In addition, we enjoy strong market positions in St. Louis, Indianapolis and Terre Haute, Indiana, where we own a total of eight FM radio stations and three AM radio stations. We are in the process of acquiring additional radio stations in St. Louis, Missouri which will complement our existing station portfolio.


     The combination of our strong large-market radio presence, the diversity of our station formats and our advertising, sales and programming expertise has allowed us to achieve same station revenue growth rates in excess of radio industry growth. In addition to our strong internal growth, we have demonstrated the ability to selectively acquire underdeveloped properties in desirable markets and create value by developing those properties. We have been successful in acquiring these types of radio stations and improving their ratings, revenues and cash flow with our marketing focus and innovative programming expertise.

     While our radio broadcasting operations accounted for greater than 75% of our broadcast cash flow for the six months ending August 31, 1999, we also own television broadcasting and magazine publishing operations. In 1998, we acquired six television stations, located in New Orleans, Louisiana, Mobile, Alabama, Green Bay, Wisconsin, Honolulu, Hawaii, Fort Myers, Florida and Terre Haute, Indiana. Like our previous radio station acquisitions, the television stations were generally underdeveloped properties located in desirable markets. Our goal is to affiliate our television group with the newer networks such as the WB and Fox television networks, which best leverage our strengths by targeting younger viewers and providing a higher degree of programming flexibility. With our innovative, research-based programming and management experience, we have successfully increased the broadcast cash flow margins of our television stations to 32% in the six months ended August 31, 1999 from 26% in the fiscal year prior to our acquisition, and we believe that we have significant additional margin enhancement opportunities.

     In addition to our domestic broadcasting properties, we operate news and agriculture information networks in Indiana, publish Indianapolis Monthly, Atlanta, Cincinnati, Texas Monthly and Country Sampler and related magazines, and have a 54% interest in a national radio station in Hungary.

                               BUSINESS STRATEGY

     We are committed to maintaining our leadership position in broadcasting, enhancing the performance of our broadcast properties, and distinguishing ourselves through the quality of our operations. Our strategy has the following principal components:

     - Develop innovative programming for our radio and television stations based on local market research and audience preferences;

     - Emphasize a focused sales and marketing strategy based on advertiser demand and our programming compared to the competitive formats within each market;

     - Pursue strategic acquisitions in desirable markets and enhance their cash flow; and

     - Encourage an entrepreneurial management approach that empowers and rewards all employees based on performance and promotes equity ownership in Emmis.

                              RECENT DEVELOPMENTS
ORLANDO ACQUISITION

     Consistent with our acquisition strategy, on June 3, 1999, we entered into a definitive agreement to purchase substantially all of the assets of television station WKCF in Orlando, Florida, for approximately $191.5 million in cash. The Orlando market ranks as the 22nd largest television market in the United States and is projected to be one of the top five fastest growing markets in terms of retail sales and population in the nation's largest 25 markets.

     WKCF is an affiliate of the WB television network. Like the Fox television network, WB targets a younger audience and provides us with a higher degree of programming flexibility than is available with the three traditional networks. For the 1998-1999 television season, the WB television network had the highest growth rate among television networks in the United States in terms of household viewership and was again the number one network among teens. We expect the transaction to close during our fiscal quarter ending November 30, 1999.

ST. LOUIS ACQUISITION

     In June 1999, we entered into an agreement with a former executive of Sinclair Broadcast Group, Inc. to purchase his rights under an option to acquire certain broadcast properties in St. Louis, Missouri. The option allows us to purchase, at fair market value, six radio stations and one television station from Sinclair. The option outlines an appraisal procedure to determine the fair market value of the stations, provides for the acquisition to be on customary terms and conditions and includes a mechanism for establishing the closing date. Although the option has been exercised, the actual purchase price is still to be determined, and we have not yet reached an understanding with Sinclair on the material terms and conditions customary for a transaction of this type. Until the material terms are determined, the acquisition is not considered probable for financial reporting purposes. However, we and Sinclair are obligated under the option to act in good faith in making these determinations, and we do expect ultimately to consummate the acquisition, subject to FCC and Department of Justice approval. Due to FCC limitations on the number of stations we can operate in St. Louis, we anticipate divesting three radio stations in connection with this acquisition. Even after these divestitures, the remaining radio stations will complement one another and should allow us to realize greater operating efficiencies. St. Louis is the nineteenth ranked radio market and the twenty-first ranked television market in the country.

POTENTIAL ARGENTINA ACQUISITIONS

     We are discussing two potential acquisitions of radio broadcast properties in Argentina. In each case, we are in the process of negotiating the terms and conditions of a definitive purchase agreement. Consistent with our international acquisition strategy, we are pursuing local minority-interest partners for these investments. We expect that these acquisitions would have an aggregate purchase price of approximately $25 million.


LIBERTY MEDIA INVESTMENT



     On October 25, 1999, we entered into an agreement with Liberty Media Corporation for Liberty to purchase 2.7 million shares of our Class A Common Stock for approximately $150 million. When this transaction is completed, Liberty will become our second largest shareholder behind our Chairman and CEO, Jeffrey Smulyan, and will hold approximately 13% of our Class A Common Stock after giving effect to our concurrent offering of Class A Common Stock. We intend to use the proceeds of this investment to more aggressively pursue attractive opportunities to acquire radio broadcasting properties in the top 20 markets in the United States.

                                    STATIONS

     The following table sets forth certain information regarding our radio stations and their broadcast markets. In the table, "Market Rank by Revenue" is the ranking of the market revenue size of the principal radio market served by the station among all radio markets in the United States. Market revenue and ranking figures are from Duncan's Radio Market Guide (1998 ed.). We own a 40% equity interest in the publisher of Duncan's Radio Market Guide. "Ranking in Primary Demographic Target" is the ranking of the station among all radio stations in its market based on the Spring 1999 Arbitron Survey. A "t" indicates the station tied with another station for the stated ranking. "Station Audience Share" represents a percentage generally computed by dividing the average number of persons over age 12 listening to a particular station during specified time periods by the average number of such persons for all stations in the market area as determined by Arbitron.

                          MARKET                                                      RANKING IN
        STATION            RANK                                           PRIMARY       PRIMARY     STATION
          AND               BY                                          DEMOGRAPHIC   DEMOGRAPHIC   AUDIENCE
         MARKET           REVENUE                 FORMAT                TARGET AGES     TARGET       SHARE
Los Angeles, CA               1
  KPWR-FM                           Dance/Contemporary Hit                 12-24            1          4.0
New York, NY                  2
  WQHT-FM                           Dance/Contemporary Hit                 12-24            1          5.4
  WRKS-FM                           Classic Soul/Smooth R&B                25-54            7          3.3
  WQCD-FM                           Contemporary Jazz                      25-54           9t          2.9
Chicago, IL                   3
  WKQX-FM                           New Rock                               18-34            2          4.0
St. Louis, MO                18
  KSHE-FM                           Album Oriented Rock                    25-54            9          3.0
  WKKX-FM                           Country                                25-54           5t          4.5
  WXTM-FM                           Extreme Rock                           18-34           10          2.2
Indianapolis, IN             30
  WENS-FM                           Adult Contemporary                     25-54            3          5.2
  WIBC-AM                           News/Talk                              35-64            2          9.1
  WNAP-FM                           Classic Rock                           18-34            4          4.3
  WTLC-FM                           Urban Contemporary                     25-54           10          4.9
  WTLC-AM                           Solid Gold Soul, Gospel and Talk       25-54          19t          1.1
Terre Haute, IN             172
  WTHI-FM                           Country                                25-54            1         20.3
  WTHI-AM(1)                        Talk                                   35-54            8          1.7
  WWVR-FM                           Classic Rock                           25-54           3t          7.1

---------------

(1) We are currently finalizing an agreement to donate this station to a charitable organization. The station has projected revenues of less than $100,000 and a negative projected broadcast cash flow for the current fiscal year.

     The following table sets forth certain information regarding our television stations and their broadcast markets. In the table, "DMA Rank" is estimated by the A.C. Nielsen Company as of January 1999. Rankings are based on the relative size of a station's market among the 210 generally recognized Designated Market Areas ("DMAs"), as defined by Nielsen. "Number of Stations in Market" represents the number of television stations ("Reportable Stations") designated by Nielsen as "local" to the DMA, excluding public television stations and stations which do not meet minimum Nielsen reporting standards (i.e., a weekly cumulative audience of less than 2.5%) for reporting in the Sunday through Saturday, 9:00 a.m. to midnight time period. "Station Rank" reflects the station's rank relative to other Reportable Stations based upon the DMA rating as reported by Nielsen from 9:00 a.m. to midnight, Sunday through Saturday during May 1999. A "t" indicates the station tied with another station for the stated ranking. "Station Audience Share" reflects an estimate of the percentage of DMA households viewing television received by a local commercial station in comparison to other local commercial stations in the market as measured from 9:00 a.m. to midnight, Sunday through Saturday.

                                                                           NUMBER OF               STATION
    TELEVISION               METROPOLITAN          DMA     AFFILIATION/    STATIONS     STATION    AUDIENCE
      STATION                AREA SERVED           RANK      CHANNEL       IN MARKET     RANK       SHARE
WVUE-TV                New Orleans, LA              41         Fox/8           8          4t           7
WALA-TV                Mobile, AL-Pensacola, FL     62        Fox/10           5          3t          10
WLUK-TV                Green Bay, WI                69        Fox/11           5           4           8
KHON-TV                Honolulu, HI                 71         Fox/2           6           2          16
WFTX-TV                Fort Myers, FL               83        Fox/36           5           4           7
WTHI-TV                Terre Haute, IN             139        CBS/10           3           1          24
WKCF-TV(1)             Orlando, FL                  22         WB/18           7           4           8

---------------

(1) We expect our acquisition of this station to close in the fiscal quarter ending November 30, 1999.

                                  THE OFFERING

Convertible preferred stock
  offered..................  2,500,000 shares of our   % Series A Cumulative
                             Convertible Preferred Stock.

Over-allotment option......  Up to 375,000 shares. If the over-allotment option is exercised in full by the underwriters, the total public offering price will be $144 million. Discounts, commissions and offering expenses are estimated to be $5 million and net proceeds to us are estimated to be $139 million.

Liquidation preference.....  $50 per share stated liquidation preference, plus any accumulated and unpaid dividends.

Dividends..................  Cumulative annual cash dividends of $     per
                             share, payable quarterly in arrears on
                               ,              ,              , and
                             of each year commencing            , 2000 when, if
                             and as declared by our board of directors. Our ability to declare and pay dividends may be limited by applicable law and the terms of our credit facility and our subordinated notes.

Conversion.................  Each share of convertible preferred stock will be convertible at any time at the option of the holder into that number of whole shares of our Class A Common Stock as is equal to the stated liquidation preference of $50 per share divided by an initial
                             conversion price of $     subject to adjustment
                             upon the occurrence of specified events. As a result, each share of convertible preferred stock
                             will initially be convertible into      shares of
                             Class A Common Stock.

Optional redemption........  From May   , 2001 to November   , 2002, we may
                             redeem the convertible preferred stock at a
                             redemption premium of   % of the stated liquidation
                             preference, plus accumulated and unpaid dividends,
                             if any, whether or not declared, if the closing
                             price of our Class A Common Stock is greater than
                             $  (150% of the Conversion Price) for a specified
                             trading period. In addition to the foregoing
                             payments, if we undertake a redemption during this
                             period, holders will also receive an additional
                             payment equal to the present value of the dividends
                             that would thereafter have been payable on the
                             convertible preferred stock through November   ,
                             2002.

                             Beginning on November   , 2002, we may redeem
                             shares of convertible preferred stock initially at
                             a redemption premium of   % of the liquidation
                             preference and thereafter at prices declining to 100.00%, plus in each case all accumulated and unpaid dividends, whether or not declared. We would effect any redemption, in whole or in part, by delivering cash. Our ability to redeem shares is limited by provisions of applicable law.

Change of control..........  In the event of a change of control of Emmis, holders of the convertible preferred stock will, in the event that the market price per share of our Class A Common Stock at such time is less than the Conversion Price of the convertible preferred stock, have a one-time option to convert such holder's shares of convertible preferred stock into shares of our Class A Common Stock at a conversion price equal to the greater of (1) the market price per share of our Class A Common Stock as of the date of the change of control or (2) 66.67% of the market price of our Class A Common Stock at the close of trading on the issue date of the convertible preferred stock. In lieu of issuing the shares of our Class A Common Stock issuable upon conversion in the event of a change of control, we may, at our option, make a cash payment equal to the market value of the shares of our Class A Common Stock otherwise issuable. See "Description of the Convertible Preferred Stock -- Change of Control."

Voting rights..............  Holders of convertible preferred stock will have no voting rights with respect to general corporate matters except as provided by Indiana law or, in limited circumstances, as provided in the amendment to our articles of incorporation relating to the convertible preferred stock. See "Description of the Convertible Preferred Stock -- Voting Rights."

Ranking....................  The convertible preferred stock will rank senior to our common stock and senior to or ratably with other existing and future series of our preferred stock. We may issue additional series of preferred stock that rank ratably with our convertible preferred stock, including additional shares of convertible preferred stock, without a vote of the holders of convertible preferred stock.

Book-entry, delivery and
  form.....................  The shares of convertible preferred stock will be issued in the form of one or more fully-registered global certificates and registered in the name of the nominee of the Depository Trust Company, which will act as the securities depositary. See "Description of the Convertible Preferred
                             Stock -- Book Entry; The Depository Trust Company."

U.S. Federal income tax
  considerations...........  The federal income tax considerations of acquiring and holding our convertible preferred stock and our Class A Common Stock are described in "Certain United States Federal Tax Considerations." Prospective investors are urged to consult their own tax advisors regarding the tax consequences of acquiring, holding or disposing of our convertible preferred stock and Class A Common Stock in light of their own personal investment circumstances.

Concurrent Class A Common
  Stock offering...........  Concurrently with this offering, we are offering
                             4,300,000 shares and a selling stockholder is offering 300,000 shares of our Class A Common Stock (excluding a maximum of 690,000 shares which we may issue upon exercise of an over-allotment option). The closing of this offering and the offering of Class A Common Stock are not contingent upon each other.

Use of proceeds............  We intend to use the net proceeds from the convertible preferred stock offering and a concurrent offering of our Class A Common Stock to fund the acquisition of additional broadcasting properties and acquisition-related expenses and for general corporate purposes. The broadcasting properties may include television station WKCF in Orlando, Florida and six radio stations and a television station in St. Louis, Missouri. However, neither this offering nor the concurrent offering of Class A Common Stock are contingent upon the closing of any acquisitions. Pending these uses, we may use all or a portion of the net proceeds to repay amounts outstanding under our credit facility. We will not receive any of the proceeds from the sale of our common stock by the selling stockholder.

Class A Common Stock.......  Our Class A Common Stock trades on the Nasdaq
                             National Market under the symbol "EMMS." On October 7, 1999, the last reported sales price for our Class A Common Stock was $64.00 per share.

Market and symbol..........  The convertible preferred stock will trade on the
                             Nasdaq National Market under the symbol "EMMSP."

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The summary consolidated financial and other data has been derived, except as otherwise noted, from our consolidated financial statements for the years ended February (29) 28, 1995, 1996, 1997, 1998 and 1999 which have been audited by Arthur Andersen LLP and from our unaudited condensed consolidated financial statements for the six months ended August 31, 1998 and 1999. The summary consolidated financial and other data presented below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements for the years ended February 28, 1997, 1998, and 1999 and our unaudited condensed consolidated financial statements for the six months ended August 31, 1998 and 1999 and related notes, which can be found at the end of this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus.

                                                                                       SIX MONTHS ENDED
                                              FISCAL YEAR ENDED(1)                        AUGUST 31,
                              ----------------------------------------------------   --------------------
                                1995       1996       1997       1998       1999       1998        1999
                                                                                         (UNAUDITED)
OPERATING DATA:
Net revenues................  $ 74,604   $109,244   $113,720   $140,583   $232,836   $102,493    $153,881
Operating expenses..........    45,990     62,466     62,433     81,170    143,348     60,858      93,122
International business
  development expenses......       313      1,264      1,164        999      1,477        561         747
Corporate expenses..........     3,700      4,419      5,929      6,846     10,427      3,926       6,684
Time brokerage fee..........        --         --         --      5,667      2,220      2,220          --
Depreciation and
  amortization..............     3,827      5,677      5,481      7,536     28,314      9,912      20,045
Noncash compensation........       600      3,667      3,465      1,482      4,269      2,036       2,293
Operating income............    20,174     31,751     35,248     36,883     42,781     22,980      30,990
Interest expense(2).........     7,849     13,540      9,633     13,772     35,650     12,629      27,165
Loss on donation of radio
  station...................        --         --         --      4,833         --         --          --
Minority interest...........        --         --         --         --         --      1,875       1,525
Other income (expense),
  net.......................      (170)      (303)       325          6      1,914      1,123        (293)
                              --------   --------   --------   --------   --------   --------    --------
Income before income taxes
  and extraordinary item....    12,155     17,908     25,940     18,284      9,045     13,349       5,057
Income before extraordinary
  item......................     7,627     10,308     15,440     11,084      2,845      5,949       1,457
                              --------   --------   --------   --------   --------   --------    --------
Net income..................  $  7,627   $ 10,308   $ 15,440   $ 11,084   $  1,248   $  4,352    $  1,457
                              ========   ========   ========   ========   ========   ========    ========
Basic net income per
  share.....................  $   0.72   $   0.96   $   1.41   $   1.02   $   0.09   $   0.33    $   0.09
                              ========   ========   ========   ========   ========   ========    ========
Diluted net income per
  share.....................  $   0.70   $   0.93   $   1.37   $   0.98   $   0.08   $   0.32    $   0.09
                              ========   ========   ========   ========   ========   ========    ========
Weighted average common
  shares outstanding:
  Basic.....................    10,557     10,691     10,943     10,903     14,453     13,256      15,856
  Diluted...................    10,832     11,084     11,291     11,362     14,848     13,662      16,306

                                        AS OF FEBRUARY (29) 28,                                    AS OF
                         ------------------------------------------------------                 AUGUST 31,
                           1995       1996       1997       1998        1999                       1999
                                                                                                (UNAUDITED)
BALANCE SHEET DATA:
Cash...................  $  3,205   $  1,218   $  1,191   $  5,785   $    6,117                 $     3,061
Working capital........    10,088     14,761     15,463     21,635        1,249                      12,308
Net intangible
  assets(3)............   139,729    135,830    131,743    234,558      802,307                     820,789
Total assets...........   183,441    176,566    189,716    333,388    1,014,831                   1,079,701
Obligations under
  credit facility and
  senior subordinated
  debt.................   152,000    124,000    115,000    215,000      577,000                     619,000
Shareholders' equity
  (deficit)............    (2,661)    13,884     34,422     43,910      235,549                     245,049

                                                                                         SIX MONTHS ENDED
                                             FISCAL YEAR ENDED(1)                           AUGUST 31,
                            -------------------------------------------------------   ----------------------
                              1995        1996       1997       1998        1999        1998         1999
                                                                                           (UNAUDITED)
OTHER DATA(4):
Broadcast/publishing
  cash flow(5)............  $  28,614   $ 46,778   $ 51,287   $  59,413   $  89,488   $  41,635    $ 60,759
EBITDA before certain
  charges(6)..............     24,601     41,095     44,194      51,568      77,584      37,148      53,328
Cash flows from (used in):
  Operating activities....     15,480     23,221     21,362      22,487      35,121      11,679       6,132
  Investing activities....   (102,682)       222    (13,919)   (116,693)   (541,470)   (440,638)    (56,785)
  Financing activities....     88,800    (25,430)    (7,470)     98,800     506,681     435,936      47,597
Capital expenditures(7)...      1,081      1,396      7,559      16,991      37,383      16,503      20,831

------------------------------
(1) Our fiscal year ends on the last day of February of each year.

(2) Includes debt issuance cost and interest rate cap amortization of $660, $1,742, $1,071, $2,183 and $839 for the years ended February (29) 28, 1995 through 1999, respectively, and $604 and $1,177 for the periods ended August 31, 1998 and 1999, respectively.

(3) Net intangible assets consist primarily of FCC licenses and excess of cost over fair value of net assets of purchased businesses, subscription lists and similar assets, net of accumulated amortization.

(4) In addition, our ratio of earnings to fixed charges was 2.4x, 2.4x, 3.4x, 2.2x and 1.1x for the years ended February (29) 28, 1995 through 1999, respectively, and 1.8x and 1.1x for the six months ended August 31, 1998 and 1999, respectively. Earnings are calculated by adding fixed charges, excluding capitalized interest, to income (loss) before taxes, extraordinary item and minority interest in loss of consolidated subsidiary. Fixed charges include interest, whether expensed or capitalized, the interest component of rental expenses and amortization of debt issuance costs.

(5) We evaluate performance of our operating entities based on broadcast cash flow ("BCF") and publishing cash flow ("PCF"). Management believes that BCF and PCF are useful because they provide a meaningful comparison of operating performance between companies in the industry and serve as an indicator of the market value of a group of stations or publishing entities. BCF and PCF are generally recognized by the broadcast and publishing industries as a measure of performance and are used by analysts who report on the performance of broadcasting and publishing groups. BCF and PCF do not take into account our debt service requirements and other commitments and, accordingly, BCF and PCF are not necessarily indicative of amounts that may be available for dividends, reinvestment in our business or other discretionary uses. BCF and PCF are not measures of liquidity or of performance in accordance with generally accepted accounting principles, and should be viewed as a supplement to and not a substitute for our results of operations presented on the basis of generally accepted accounting principles. Moreover, BCF and PCF are not standardized measures and may be calculated in a number of ways. We define BCF and PCF as revenues net of agency commissions and operating expenses.

(6) EBITDA before certain charges is defined as broadcast/publishing cash flow less corporate and international business development expenses. EBITDA before certain charges does not take into account our debt service requirements and other commitments and, accordingly, it is not necessarily indicative of amounts that may be available for dividends, reinvestment in our business or other discretionary uses. EBITDA before certain charges is not a measure of liquidity or of performance in accordance with generally accepted accounting principles, and should be viewed as a supplement to and not a substitute for our results of operations presented on the basis of generally accepted accounting principles. Moreover, EBITDA before certain charges is not a standardized measure and may be calculated in a number of ways.

(7) Capital expenditures for the years ended February 28, 1998 and 1999 and six months ended August 31, 1998 and 1999 include progress payments totaling $11,775, $30,029, $13,486 and $14,540, respectively, in connection with the construction of our new Indianapolis office and studio facility and new operating facilities at KHON-TV in Hawaii.

                                  RISK FACTORS

     In connection with this offering, you should consider carefully all of the information in this prospectus and, in particular, the following factors:

OUR REVENUES ARE SUBSTANTIALLY DEPENDENT UPON THE DEMAND FOR ADVERTISING, WHICH FLUCTUATES WITH GENERAL ECONOMIC CONDITIONS THAT WE CANNOT CONTROL.

     We derive substantially all of our revenues from the sale of advertising on our radio and television stations and in our magazines. Because advertisers generally reduce their spending during economic downturns, we could be adversely affected by a future national recession. In addition, because a substantial portion of our revenues are derived from local advertisers, our ability to generate advertising revenues in specific markets could be adversely affected by local or regional economic downturns. This is particularly true in New York, where our three radio stations accounted for approximately 25.4% of our net revenues for the six months ended August 31, 1999.

IF OUR STATIONS CANNOT KEEP OR INCREASE THEIR CURRENT AUDIENCE RATINGS OR MARKET SHARE, IT WOULD ADVERSELY AFFECT OUR CASH FLOW AND, CONSEQUENTLY, OUR ABILITY TO FUND OUR OPERATIONS.

     The broadcasting industry is very competitive. The success of each of our stations is dependent upon its audience ratings and share of the overall advertising revenues within its market. Our stations compete for audiences and advertising revenues directly with other radio and television stations, and some of the owners of those competing stations have greater resources than we do. Although we believe that each of our stations can compete effectively in its broadcast area, we cannot be sure that any of our stations can keep or increase its current audience ratings or market share.

     The quality and variety of our programming is a principal competitive factor. However, it is difficult to predict accurately how a program will perform because television stations often must purchase program rights two or three years in advance. In addition, because television stations need to contract for syndicated programming and develop original programming substantially in advance of the date it is first broadcast, the audience ratings and broadcast cash flow of our television stations generally does not improve as a result of the new programming for some time. Other stations may change their format or programming to compete directly with our stations for audience and advertisers, or engage in aggressive promotional campaigns. If this happens, the ratings and advertising revenues of our stations could decrease, the promotion and other expenses of our stations could increase, and our stations would have lower broadcast cash flow.

     Our stations also compete with other media such as cable television, newspapers, magazines, direct mail, compact discs, music videos, the Internet and outdoor advertising. New media technologies are also being introduced to compete with the broadcasting industry. Some of these new technologies are as follows:

     - Direct broadcast satellite systems, which provide video and audio programming on a subscription basis to people with a satellite signal receiving dish and decoder equipment. These systems claim to provide high picture and sound quality. They do not usually provide the signals of traditional over-the-air broadcast stations, although they sometimes provide network television stations to subscribers located outside the coverage area of a local network station. New legislation may increase the ability of direct broadcast satellite systems to provide the signals to traditional stations, including both local and out-of-market network stations.


     - Digital audio broadcasting and satellite digital audio radio service, which provide for the delivery of multiple new, high quality audio programming formats to local and national audiences.

     In addition, the FCC requirement for television stations to begin broadcasting digital signals by May 2002 may result in a greater number of channels overall and lead to increased competition for licenses and programming. We cannot predict at this time the effect, if any, that any of these new technologies may have on the radio or television broadcasting industry in general or our stations in particular.

IF OUR STRATEGY TO GROW THROUGH ACQUISITIONS IS LIMITED BY COMPETITION FOR SUITABLE PROPERTIES OR OTHER FACTORS WE CANNOT CONTROL, IT COULD ADVERSELY AFFECT OUR FUTURE RATE OF GROWTH.

     We intend to selectively pursue acquisitions of radio stations, television stations and publishing properties as our management believes appropriate. In order for us to be successful with this strategy, we must be effective at quickly evaluating markets, obtaining financing to buy stations and publishing properties on satisfactory terms and obtaining the necessary regulatory approvals, including approvals of the FCC and the Department of Justice. We must also do these tasks at reasonable costs. We compete with many other buyers for television and radio stations and publishing properties. Many of those competitors have much more money and other resources than we do. We cannot predict whether we will be successful in buying stations or whether we will be successful with any station we buy. Also, our strategy is generally to buy underperforming broadcast and publishing properties and use our experience to improve their performance. Thus, we will likely benefit over time from any property we buy, rather than immediately, and we may need to pay large initial costs for these improvements.

     Consummation of our pending acquisitions of television station WKCF in Orlando, Florida and six radio stations and one television station in St. Louis, Missouri is subject to numerous closing conditions, including in the case of the St. Louis stations the receipt of required regulatory approvals. We can give no assurance that any of these pending acquisitions will be consummated in a timely manner or on the terms described in this prospectus, if at all.

WE ARE OBLIGATED TO PURCHASE SINCLAIR'S ST. LOUIS STATIONS, BUT THE ACTUAL PURCHASE PRICE AND OTHER MATERIAL TERMS OF THE ACQUISITION HAVE NOT YET BEEN DETERMINED. THE PURCHASE PRICE COULD BE HIGHER AND THE OTHER MATERIAL TERMS OF THE ACQUISITION COULD BE LESS FAVORABLE THAN WE BELIEVE IS APPROPRIATE.

     Because the option on Sinclair's St. Louis stations has been exercised, and we were designated as the purchaser, we believe we have a binding obligation to buy the St. Louis stations and Sinclair has a binding obligation to sell them. The option provides that the purchase price is to be the "fair market value" of the stations and outlines an appraisal process for its determination. Because we and Sinclair have been unable to agree on the fair market value of the stations, the determination of the purchase price is likely to be made by independent appraisers.

     The Sinclair option provides that the other terms of the final purchase agreement are to be "customary" for transactions of this type. Sinclair has proposed certain terms which we do not believe are consistent with this standard. If we and Sinclair do not agree on what is customary, the determination would likely be made by a court, which could significantly delay the transaction or result in transaction terms materially different than we now expect.

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH.

     We have now and, after the offering and the consummation of our pending acquisitions, will continue to have a significant amount of indebtedness. At August 31, 1999, our total indebtedness was approximately $636.6 million and our stockholders' equity was approximately $245.0 million. Our substantial indebtedness could have important consequences to you. For example, it could:

     - increase our vulnerability to general adverse economic and industry conditions;

     -  limit our ability to finance future acquisitions;

     - require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

     - place us at a competitive disadvantage compared to our competitors that have less debt; and

     - limit, along with the financial and other restrictive covenants in our credit facility and the indenture governing our subordinated notes, among other things, our ability to borrow additional funds. Failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us.

     In addition, at August 31, 1999, approximately 76.0% of our total assets consisted of intangible assets, such as broadcast licenses, excess of cost over fair value of net assets of purchased businesses, subscription lists and similar assets, the value of which depends significantly upon the continued operation of our business. As a consequence, in the event of a default or any other event which would result in a liquidation of our assets to pay our indebtedness, we cannot assure you that the proceeds would be sufficient to repay our outstanding indebtedness.

TO SERVICE OUR INDEBTEDNESS, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH. OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

     Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations and operating improvements, we believe our cash flow from operations, available cash and available borrowings under our credit facility will be adequate to meet our future liquidity needs for at least the next few years. We cannot assure you, however, that our business will generate sufficient cash flow from operations, that currently anticipated operating improvements will be realized on schedule or that future borrowings will be available to us under our credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

ONE SHAREHOLDER CONTROLS A SUBSTANTIAL MAJORITY OF THE VOTING POWER OF THE COMMON STOCK, AND HIS INTERESTS MAY CONFLICT WITH YOURS.

     As of August 31, 1999, our Chairman and Chief Executive Officer, Jeffrey H. Smulyan, held shares representing approximately 69.3% of the outstanding combined voting power of all classes of our common stock. Even after our concurrent offering of Class A Common Stock, including the sale of his shares, Mr. Smulyan will still hold shares representing approximately 60.8% of the outstanding combined voting power of all classes of our common stock. As a result of his voting power, Mr. Smulyan can control the outcome of most matters submitted to a vote of our shareholders, including the election of a majority of the directors. We cannot assure you that Mr. Smulyan's interest will always align with your interest as a holder of convertible preferred stock.

THE LOSS OF ONE OR MORE KEY EXECUTIVES OR ON-AIR TALENT COULD SERIOUSLY IMPAIR OUR ABILITY TO IMPLEMENT OUR STRATEGY.

     Our business depends upon certain key employees, including Jeffrey H. Smulyan, our Chairman and Chief Executive Officer. We had an employment agreement with Mr. Smulyan which expired in February 1999. Although we currently are engaged in discussions regarding a new long-term employment agreement for Mr. Smulyan and expect to enter into such an agreement, we cannot predict when or if such an agreement will be completed and signed. In addition, we employ several on-air personalities with significant loyal audiences. We generally enter into long-term employment agreements with our key on-air talent, but we cannot be sure that any of these on-air personalities will remain with our company.

IF THE COST OF EQUIPPING OUR TELEVISION STATIONS WITH DIGITAL TELEVISION CAPABILITIES IS TOO GREAT, IT COULD ADVERSELY AFFECT OUR CASH FLOW AND, CONSEQUENTLY, OUR ABILITY TO FUND OUR OPERATIONS.

     Under current rules of the Federal Communications Commission, our television stations will be required to broadcast a digital signal by May 2002 and then cease analog operations at the end of a digital television transition period. Digital television will provide additional channels to television broadcasters which can be used for multiple standard definition program channels, data transfer and other services as well as digital video programming. However, our costs to convert our television stations to digital television will be significant, and we cannot predict whether or when there will be any consumer demand for digital television services.

OUR NEED TO COMPLY WITH COMPREHENSIVE, COMPLEX AND SOMETIMES UNPREDICTABLE FEDERAL REGULATIONS COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

     The broadcasting industry in the United States is subject to extensive and changing regulation by the Federal Communications Commission. Among other things, the FCC is responsible for the following:

     -  Assigning frequency bands for broadcasting;

     - Determining the particular frequencies, locations and operating power of stations;

     -  Issuing, renewing, revoking and modifying station licenses;

     - Determining whether to approve changes in ownership or control of station licenses;

     -  Regulating equipment used by stations; and

     - Adopting and implementing regulations and policies that directly affect the ownership, operation, programming and employment practices of stations.


     The FCC has the power to impose penalties for violation of its rules or the applicable statutes. In particular, our business will be dependent upon continuing to hold broadcasting licenses from the FCC that are issued for terms of up to eight years. While in the vast majority of cases these licenses are renewed by the FCC, we cannot be sure that any of our United States stations' licenses will be renewed at their expiration date. If our licenses are renewed, we cannot be sure that the FCC will not impose conditions or qualifications that could cause problems in our business. Although a recent amendment to the law loosened or eliminated many restrictions on ownership of radio and television stations in the United States, we are still restricted from owning more than a certain number of stations in any United States market. This restriction, as well as rules which could "attribute" ownership of broadcast properties by other persons to us because those persons are associated with us, may limit our ability to purchase stations we would otherwise wish to buy. The law also limits the ability of non-U.S. persons to own our capital stock and to participate in our affairs. Our articles of incorporation contain provisions which place restrictions on the ownership, voting and transfer of our capital stock in accordance with the law.


OUR CURRENT AND ANY FUTURE INTERNATIONAL OPERATIONS ARE SUBJECT TO CERTAIN RISKS THAT ARE UNIQUE TO OPERATING IN A FOREIGN COUNTRY.

     We currently own a 54% interest in a national radio station in Hungary, and we are pursuing and intend to continue to pursue opportunities to buy broadcasting properties in Argentina and other foreign countries. The risks of doing business in foreign countries include the following:

     -  Changing regulatory or taxation policies;

     -  Currency exchange risks;

     -  Changes in diplomatic relations or hostility from local populations;

     - Seizure of our property by the government, or restrictions on our ability to transfer our property or earnings out of the foreign country; and

     - Potential instability of foreign governments, which might result in losses against which we are not insured.

     Although we will try to evaluate the risks before we purchase a station in a foreign country, we cannot be sure whether any of these risks will have an effect on our business in the future.

IF ONE OR MORE OF THE COMPUTER SYSTEMS UPON WHICH OUR BUSINESS DEPENDS FAILS TO OPERATE CORRECTLY AFTER JANUARY 1, 2000, OUR ABILITY TO BROADCAST, PUBLISH AND CONDUCT OUR BUSINESS OPERATIONS COULD BE IMPAIRED FOR A PERIOD OF TIME.

     Our ability to conduct business depends upon information technology, broadcast and other equipment and imbedded technology. If this technology is not year 2000 compliant prior to January 1, 2000, we might not be able to broadcast, publish, or process business transactions at particular locations or throughout the company. Although we have completed our assessment phase of year 2000 compliance and all technology and equipment which has been identified as noncompliant is scheduled to be replaced before the end of 1999, we have necessarily relied upon the representations of our vendors as to the year 2000 compliance of products supplied by them. Moreover, the ability of third parties with whom we transact business to adequately address their year 2000 compliance issues is outside of our control. The failure of one or more of such third parties to adequately address their year 2000 compliance issues could interrupt our broadcasting and other activities and harm our business.

FLUCTUATIONS IN THE MARKET PRICE OF OUR CLASS A COMMON STOCK MAY MAKE IT MORE DIFFICULT FOR US TO RAISE CAPITAL.

     The market price of our Class A Common Stock is extremely volatile and has fluctuated over a wide range. The fluctuations may impair our ability to raise capital by offering equity securities. The market price may continue to fluctuate significantly in response to various factors, including:

     -  market conditions in the industry;

     -  announcements or actions by competitors;

     -  low trading volume;

     - sales of large amounts of our Class A Common Stock in the public market or the perception that such sales could occur;

     -  quarterly variations in operating results or growth rates;

     -  changes in estimates by securities analysts;

     -  regulatory and judicial actions; and

     -  general economic conditions.

FUTURE SALES OF COMMON STOCK COULD LOWER OUR STOCK PRICE.

     Several stockholders own significant amounts of our common stock. If existing stockholders decide to sell large amounts of our stock, our stock price could fall. Even the market's perception that this might occur could lower our stock price. In addition, concurrent with this offering, we intend to sell additional Class A Common Stock.

WE HAVE NOT PAID AND DO NOT INTEND TO PAY DIVIDENDS ON OUR COMMON STOCK, AND THEREFORE YOU MAY NOT REALIZE ANY BENEFIT OF CLASS A COMMON STOCK RECEIVED UPON CONVERSION OF YOUR CONVERTIBLE PREFERRED STOCK WITHOUT SELLING THE CLASS A COMMON STOCK.

     We have never declared or paid any dividends on our common stock. In addition, under our credit facility, we are restricted in our ability to pay dividends on our common stock. We intend to retain any earnings to support the growth and development in our business, and we do not intend to pay cash dividends any time soon.

WE MAY ISSUE ADDITIONAL PREFERRED STOCK, WHICH COULD DILUTE YOUR INTERESTS OR DETER A CHANGE OF CONTROL OF EMMIS, EVEN IF THE CHANGE OF CONTROL IS FAVORED BY OUR SHAREHOLDERS.

     Our articles of incorporation do not limit the issuance of additional series of preferred stock ranking ratably with or junior to the convertible preferred stock. Our articles of incorporation require approval by holders of two-thirds of the outstanding convertible preferred stock to issue any of our stock senior to the convertible preferred stock. The issuance of additional preferred stock on parity with the convertible preferred stock could dilute the interests of holders of the convertible preferred stock. None of the provisions relating to the convertible preferred stock affords the holders of the convertible preferred stock protection in the event of a highly leveraged or other transaction that might adversely affect their interests.

WE MAY REDEEM THE CONVERTIBLE PREFERRED STOCK ON OR AFTER MAY   , 2001.

     We may redeem the convertible preferred stock on or after May   , 2001,
subject to certain conditions, including payment of additional amounts with
respect to dividends, if the redemption occurs prior to November   , 2002. You
should assume that we will exercise our redemption option if it is in our interest to do so.

YOU WILL HAVE LIMITED VOTING RIGHTS.

     As a holder of the convertible preferred stock, you will have voting rights only under certain limited conditions. If we fail to pay dividends to you for six or more consecutive quarterly periods, the holders of the convertible preferred stock (together with any other preferred shareholders who have the same voting rights) may elect two additional directors to serve on our board of directors. They will serve on the board only until all dividends in arrears and for the then current distribution period have been paid or set aside for payment.

OUR ABILITY TO PAY DIVIDENDS IS LIMITED BY INDIANA LAW.

     Under Indiana law, we are not permitted to make a distribution to our shareholders, including dividends on our capital stock if, after giving effect to the payment we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Consequently, if we fail to meet these criteria we will be unable to pay dividends on the convertible preferred stock.

OUR EXISTING INDEBTEDNESS MAY LIMIT OUR ABILITY TO PAY CASH DIVIDENDS.

     Dividends on the preferred stock must be paid in cash. Under the indenture for our subordinated notes, we may pay cash dividends and make other distributions on or in respect of our preferred stock only if certain financial tests are met. Under a proposed amendment to the credit facility, we will be able pay cash dividends and make other distributions on or in respect of the convertible preferred stock provided certain financial tests are met. There can be no assurance that these financial tests will be met or that future financing arrangements will permit us to pay cash dividends on the convertible preferred stock.

THERE MAY BE NO ACTIVE OR LIQUID MARKET FOR THE CONVERTIBLE PREFERRED STOCK.

     There has been no trading market for the convertible preferred stock prior to this offering. The underwriters have advised us that they intend to make a market in the convertible preferred stock after the consummation of this offering. However, they are not obligated to do so and may discontinue market making activities at any time without notice. There can be no assurance, therefore, that any market for the convertible preferred stock will develop or, if one does develop, that it will be maintained. If an active trading market for the convertible preferred stock fails to develop or be sustained, the trading price of the convertible preferred stock could be materially adversely affected. Even if actively traded, the convertible preferred stock may trade at a discount from its initial offering price depending upon prevailing interest rates, the market for similar securities, our performance and other factors.

OUR ANTICIPATED ACQUISITIONS MAY NOT BE COMPLETED AND, IF NOT COMPLETED, WE WILL HAVE THE ABILITY TO APPLY SOME OF THE PROCEEDS OF THIS OFFERING TO FUND AS YET UNIDENTIFIED ACQUISITIONS OR OTHER INVESTMENTS.

     If our anticipated acquisitions are not completed, a significant portion of the net proceeds from this offering will not be designated for a specific use. Therefore, we will have broad discretion with respect to the use of such proceeds. Accordingly, our investors may not have the opportunity to evaluate the economic, financial and other relevant information that we may consider in the application of the net proceeds. This offering is not contingent or in any way dependent on any anticipated acquisitions.

SOME OF OUR FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS MAY NOT TURN OUT TO BE CORRECT.

     Some of the statements contained in this prospectus are forward-looking. All statements regarding our expected financial position, business and financing plans are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as "may," "will," "should," "expect," "anticipate," "estimate" or "continue." Although we believe that our expectations in such forward-looking statements are reasonable, we cannot promise that our expectations will turn out to be correct. Actual results could be materially different from and worse than our expectations for various reasons, including those discussed in this section.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of our     % Series A
Cumulative Convertible Preferred Stock will be approximately $121 million, after deducting estimated underwriting discounts and commissions and offering expenses (estimated net proceeds would be approximately $139 million if the underwriters' over-allotment option were exercised in full). We estimate the net proceeds from our concurrent sale of 4,300,000 shares of Class A Common Stock will be approximately $263 million, assuming an offering price of $64.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses (estimated net proceeds would be approximately $306 million if the underwriters' over-allotment option were exercised in full). We will not receive any proceeds from the concurrent sale of Class A Common Stock by the selling stockholder.

     We intend to use the net proceeds received by us from the sale of convertible preferred stock under this prospectus, together with the net proceeds from our concurrent sale of Class A Common Stock, to fund the acquisition of additional broadcasting properties and acquisition-related expenses and for general corporate purposes. The broadcasting properties may include television station WKCF in Orlando, Florida and six radio stations and a television station in St. Louis, Missouri.

     Pending these uses, we may use all or a portion of the net proceeds to partially repay amounts outstanding on our credit facility. Borrowings under our credit facility bear interest at a rate that fluctuates with an applicable margin based on our leverage ratio plus a bank base rate or a Eurodollar base rate as applicable. At August 31, 1999, the weighted average interest rate on our credit facility was approximately 7.5% and the principal amount outstanding was approximately $319 million. The revolving portion of our credit facility matures on August 31, 2006 and the term portion matures on February 28, 2007.

                      PRICE RANGE OF CLASS A COMMON STOCK

     Our Class A Common Stock is traded on the Nasdaq National Market under the symbol EMMS. The following table sets forth the high and low sale prices of the Class A Common Stock for the periods indicated.

                                                                   PRICES
                                                                  PER SHARE
                                                               ---------------
                                                                HIGH     LOW
FISCAL YEAR ENDED FEBRUARY 28, 1998
  First Quarter.............................................   $39.50   $31.00
  Second Quarter............................................    51.00    36.25
  Third Quarter.............................................    49.75    43.00
  Fourth Quarter............................................    49.75    43.75
FISCAL YEAR ENDED FEBRUARY 28, 1999
  First Quarter.............................................    57.13    41.50
  Second Quarter............................................    49.13    36.50
  Third Quarter.............................................    39.50    22.13
  Fourth Quarter............................................    51.88    33.88
FISCAL YEAR ENDED FEBRUARY 29, 2000
  First Quarter.............................................    50.25    39.00
  Second Quarter............................................    59.13    44.00
  Third Quarter (through October 7, 1999)...................    69.50    56.25

     The last reported sale price of our Class A Common Stock on the Nasdaq National Market on October 7, 1999 was $64.00 per share. As of September 27, 1999, we had 1,726 registered holders of Class A Common Stock.

                                DIVIDEND POLICY

     We have followed a policy of retaining our earnings for use in our business rather than paying any dividends on our common stock. In addition, under our credit facility, we are restricted in our ability to pay dividends on our common stock. Accordingly, we have not paid dividends and do not anticipate paying any dividends on shares of our common stock in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of August 31, 1999 on an actual basis, as adjusted to give effect to this offering and as further adjusted to give effect to this offering and the concurrent Class A Common Stock offering. The table reflects a temporary repayment of the revolving portion of our credit facility pending consummation of pending acquisitions. You should read this information together with our consolidated financial statements and related notes, which are included in and incorporated by reference in this prospectus.

                                                               AS OF AUGUST 31, 1999
                                                     -----------------------------------------
                                                                                  AS FURTHER
                                                      ACTUAL     AS ADJUSTED       ADJUSTED
                                                                  (IN THOUSANDS)
Cash.............................................    $  3,061    $   55,061       $  318,509
                                                     ========    ==========       ==========
Long-term debt, including current maturities:
  Credit facility................................    $319,000    $  250,000       $  250,000
  Capital leases.................................         827           827              827
  Hungarian radio debt(1)........................      16,754        16,754           16,754
  8 1/8% Senior Subordinated Notes due 2009......     300,000       300,000          300,000
                                                     --------    ----------       ----------
     Total long-term debt........................     636,581       567,581          567,581
                                                     --------    ----------       ----------
Shareholders' equity:
     % Series A Cumulative Convertible Preferred
     Stock, $.01 par value; as adjusted,
     2,500,000 shares authorized, issued and
     outstanding.................................          --            25               25
  Class A Common Stock, $.01 par value;
     34,000,000 shares authorized; as further
     adjusted for common stock offering,
     17,971,821 shares issued and
     outstanding(2)..............................         134           134              180
  Class B Common Stock, $.01 par value; 6,000,000
     shares authorized; as further adjusted for
     common stock offering, 2,322,125 shares
     issued and outstanding(2)...................          26            26               23
  Additional paid-in capital.....................     269,241       390,216          653,618
  Accumulated deficit............................     (22,848)      (22,848)         (22,848)
  Accumulated other comprehensive income.........      (1,504)       (1,504)          (1,504)
                                                     --------    ----------       ----------
     Total shareholders' equity..................     245,049       366,049          629,494
                                                     --------    ----------       ----------
          Total capitalization...................    $881,630    $  933,630       $1,197,075
                                                     ========    ==========       ==========

------------------------------

(1) Hungarian radio debt represents obligations of our 54% owned Hungarian subsidiary which are consolidated in our financial statements due to our majority ownership interest. However, we are not a guarantor of or required to fund these obligations.

(2) Does not include the 1,254,949 shares of Class A Common Stock and the 500,000 shares of Class B Common Stock issuable upon exercise of stock options outstanding as of August 31, 1999.

                              RECENT DEVELOPMENTS

ORLANDO ACQUISITION

     Consistent with our acquisition strategy, effective June 3, 1999, we entered into a definitive agreement to purchase substantially all of the assets of television station WKCF in Orlando, Florida, for approximately $191.5 million in cash. The station's designated market area, as estimated by the A.C. Nielsen Company as of January 1999, is ranked 22 out of the 210 generally recognized designated market areas as defined by Nielsen and is projected to be one of the top five fastest growing markets in terms of retail sales and population in the nation's largest 25 markets.

     WKCF is an affiliate of the WB television network. Like the Fox television network, WB targets a younger audience and provides us with a higher degree of programming flexibility than is available with the three traditional networks. For the 1998-1999 television season, the WB television network had the highest growth rate among television networks in the United States in terms of household viewership and was again the number one network among teens. As part of our acquisition of WKCF, we will assume and amend the affiliation agreement with WB so that it will terminate in December 2009, subject to earlier termination as defined in the agreement. Pursuant to the amended WB affiliation agreement, WB is to provide WKCF with programming in return for the station's broadcasting of WB-inserted commercials in that programming. WKCF also retains the right to include a limited amount of commercials during WB programming.

     The FCC approved the acquisition on September 27, 1999. We expect the transaction to close during our fiscal quarter ending November 30, 1999.

ST. LOUIS ACQUISITION

     In June 1999, we entered into an agreement with a former executive of Sinclair Broadcast Group, Inc., to purchase his right to acquire six radio stations and one television station in St. Louis from Sinclair. The executive's employment agreement with Sinclair gave him an option to purchase these stations at fair market value, and specifically provided that he could purchase the stations himself or designate a third party to purchase them. After signing the agreement with us, the executive exercised his option and designated us as the purchaser.

     The option outlines an appraisal procedure to determine the fair market value of the stations, sets the standard for determining the terms of a definitive purchase agreement and includes a mechanism for establishing the closing date. The option also recognizes that many details of the acquisition are not specified in the agreement and requires that the parties work together in good faith. Although both we and Sinclair have an obligation to comply with the process and standard provided in the option to effect our purchase of the St. Louis stations, the duration of the process is uncertain and specific terms of the acquisition have not yet been determined. Until the process results in a determination of the material terms, the acquisition is not probable for financial reporting purposes.

     St. Louis is the nineteenth ranked radio market by revenue size among all radio markets in the United States, according to BIA's Third Edition of the 1999 Radio Market Report. Sinclair's St. Louis properties complement our existing radio stations in the St. Louis market and should allow us to realize greater operating efficiencies. The following table sets forth certain information regarding the St. Louis radio stations covered by the St. Louis option. In the table, "Ranking in Primary Demographic Target" is the ranking of the station among all radio stations in the St. Louis market based on the Spring 1999 Arbitron Survey. A "t" indicates the station tied with another station for the stated ranking. "Station Audience Share" represents a percentage generally computed by dividing the average number of persons over age 12 listening to a particular station during specified time periods by the average number of such persons for all stations in the market area as determined by Arbitron.

                                                                     RANKING IN
                                                        PRIMARY        PRIMARY      STATION
                                                      DEMOGRAPHIC    DEMOGRAPHIC    AUDIENCE
STATION                           FORMAT              TARGET AGES      TARGET        SHARE
WIL-FM                   Country                         25-54             3          7.1
KIHT-FM                  Classic Hits                    25-54            7t          3.3
KPNT-FM                  Alternative Rock                18-34            6t          3.1
KXOK-FM                  Classic Rock                    25-54            10          2.9
WVRV-FM                  Modern Adult Contemporary       25-54           11t          2.9
WRTH-AM                  Adult Standards                 35-54            21          2.4


     Under FCC regulations, we can own no more than six radio stations in the St. Louis market (of which no more than five may be FM stations) in combination with a television station in that market. As we already own three FM stations in the St. Louis market, concurrent with the acquisition of the above stations we must divest three FM stations. We intend to divest the stations with the three weakest transmitting signals.


     The St. Louis television station, KDNL-TV, transmits on channel 30. The station's designated market area, as estimated by the A.C. Nielsen Company as of January 1999, is ranked 21 out of the 210 generally recognized designated market areas as defined by Nielsen. KDNL-TV is one of six television stations designated by Nielsen as "local" to the St. Louis market area. KDNL-TV ranks number five out of these six stations based on the rating as reported by Nielsen from 9:00 a.m. to midnight, Sunday through Saturday, during May 1999. The same Nielsen report indicates that the station has an audience share of nine, reflecting an estimate of the percentage of households in the St. Louis designated market area viewing KDNL-TV in comparison to other local commercial stations in the market as measured from 9:00 a.m. to midnight, Sunday through Saturday. KDNL-TV is an ABC affiliate; however, we have not yet discussed with ABC what effect, if any, our purchase of KDNL-TV will have on the station's affiliation agreement.

POTENTIAL ARGENTINA ACQUISITIONS

     We are discussing two potential acquisitions of radio broadcast properties in Argentina. In each case, we are in the process of negotiating the terms and conditions of a definitive purchase agreement. Consistent with our international acquisition strategy, we are pursuing local minority-interest partners for these investments. We expect that these acquisitions would have an aggregate purchase price of approximately $25 million.

LIBERTY MEDIA INVESTMENT



     On October 25, 1999, we entered into an agreement with Liberty Media Corporation for Liberty to purchase 2.7 million shares of our Class A Common Stock for approximately $150 million. When this transaction is completed, Liberty will become our second largest shareholder behind our Chairman and CEO, Jeffrey Smulyan, and will hold approximately 13% of our Class A Common Stock after giving effect to our concurrent offering of Class A Common Stock. We intend to use the proceeds of this investment to more aggressively pursue attractive opportunities to acquire radio broadcasting properties in the top 20 markets in the United States.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected consolidated financial and other data has been derived, except as otherwise noted, from our consolidated financial statements for the years ended February (29) 28, 1995, 1996, 1997, 1998 and 1999 which have been audited by Arthur Andersen LLP and from our unaudited condensed consolidated financial statements for the six months ended August 31, 1998 and 1999. The selected consolidated financial and other data presented below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements for the years ended February 28, 1997, 1998, and 1999 and our unaudited condensed consolidated financial statements for the six months ended August 31, 1998 and 1999 and related notes, which can be found at the end of this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus.

                                                                                       SIX MONTHS ENDED
                                              FISCAL YEAR ENDED(1)                        AUGUST 31,
                              ----------------------------------------------------   --------------------
                                1995       1996       1997       1998       1999       1998        1999
                                                                                             ) (UNAUDITED
OPERATING DATA:
Net revenues................  $ 74,604   $109,244   $113,720   $140,583   $232,836   $102,493    $153,881
Operating expenses..........    45,990     62,466     62,433     81,170    143,348     60,858      93,122
International business
  development expenses......       313      1,264      1,164        999      1,477        561         747
Corporate expenses..........     3,700      4,419      5,929      6,846     10,427      3,926       6,684
Time brokerage fee..........        --         --         --      5,667      2,220      2,220          --
Depreciation and
  amortization..............     3,827      5,677      5,481      7,536     28,314      9,912      20,045
Noncash compensation........       600      3,667      3,465      1,482      4,269      2,036       2,293
Operating income............    20,174     31,751     35,248     36,883     42,781     22,980      30,990
Interest expense(2).........     7,849     13,540      9,633     13,772     35,650     12,629      27,165
Loss on donation of radio
  station...................        --         --         --      4,833         --         --          --
Minority interest...........        --         --         --         --         --      1,875       1,525
Other income (expense),
  net.......................      (170)      (303)       325          6      1,914      1,123        (293)
                              --------   --------   --------   --------   --------   --------    --------
Income before income taxes
  and extraordinary item....    12,155     17,908     25,940     18,284      9,045     13,349       5,057
Income before extraordinary
  item......................     7,627     10,308     15,440     11,084      2,845      5,949       1,457
                              --------   --------   --------   --------   --------   --------    --------
Net income..................  $  7,627   $ 10,308   $ 15,440   $ 11,084   $  1,248   $  4,352    $  1,457
                              ========   ========   ========   ========   ========   ========    ========
Basic net income per
  share.....................  $   0.72   $   0.96   $   1.41   $   1.02   $   0.09   $   0.33    $   0.09
                              ========   ========   ========   ========   ========   ========    ========
Diluted net income per
  share.....................  $   0.70   $   0.93   $   1.37   $   0.98   $   0.08   $   0.32    $   0.09
                              ========   ========   ========   ========   ========   ========    ========
Weighted average common
  shares outstanding:
  Basic.....................    10,557     10,691     10,943     10,903     14,453     13,256      15,856
  Diluted...................    10,832     11,084     11,291     11,362     14,848     13,662      16,306

                                       AS OF FEBRUARY (29) 28,                                    AS OF
                        ------------------------------------------------------                 AUGUST 31,
                          1995       1996       1997       1998        1999                       1999
                                                                                                (UNAUDITED)
BALANCE SHEET DATA:
Cash..................  $  3,205   $  1,218   $  1,191   $  5,785   $    6,117                 $     3,061
Working capital.......    10,088     14,761     15,463     21,635        1,249                      12,308
Net intangible
  assets(3)...........   139,729    135,830    131,743    234,558      802,307                     820,789
Total assets..........   183,441    176,566    189,716    333,388    1,014,831                   1,079,701
Obligations under
  credit facility and
  senior subordinated
  debt................   152,000    124,000    115,000    215,000      577,000                     619,000
Shareholders' equity
  (deficit)...........    (2,661)    13,884     34,422     43,910      235,549                     245,049

                                                                                        SIX MONTHS ENDED
                                            FISCAL YEAR ENDED(1)                           AUGUST 31,
                           -------------------------------------------------------   ----------------------
                             1995        1996       1997       1998        1999        1998         1999
                                                                                              )  (UNAUDITED
OTHER DATA(4):
Broadcast/publishing
  cash flow(5)...........  $  28,614   $ 46,778   $ 51,287   $  59,413   $  89,488   $  41,635    $ 60,759
EBITDA before certain
  charges(6).............     24,601     41,095     44,194      51,568      77,584      37,148      53,328
Cash flows from (used
  in):
  Operating activities...     15,480     23,221     21,362      22,487      35,121      11,679       6,132
  Investing activities...   (102,682)       222    (13,919)   (116,693)   (541,470)   (440,638)    (56,785)
  Financing activities...     88,800    (25,430)    (7,470)     98,800     506,681     435,936      47,597
Capital
  expenditures(7)........      1,081      1,396      7,559      16,991      37,383      16,503      20,831

------------------------------
(1) Our fiscal year ends on the last day of February of each year.

(2) Includes debt issuance cost and interest rate cap amortization of $660, $1,742, $1,071, $2,183 and $839 for the years ended February (29) 28, 1995 through 1999, respectively, and $604 and $1,177 for the periods ended August 31, 1998 and 1999, respectively.

(3) Net intangible assets consist primarily of FCC licenses and excess of cost over fair value of net assets of purchased businesses, subscription lists and similar assets, net of accumulated amortization.

(4) In addition, our ratio of earnings to fixed charges was 2.4x, 2.4x, 3.4x, 2.2x and 1.1x for the years ended February (29) 28, 1995 through 1999, respectively, and 1.8x and 1.1x for the six months ended August 31, 1998 and 1999, respectively. Earnings are calculated by adding fixed charges, excluding capitalized interest, to income (loss) before taxes, extraordinary item and minority interest in loss of consolidated subsidiary. Fixed charges include interest, whether expensed or capitalized, the interest component of rental expenses and amortization of debt issuance costs.

(5) We evaluate performance of our operating entities based on broadcast cash flow ("BCF") and publishing cash flow ("PCF"). Management believes that BCF and PCF are useful because they provide a meaningful comparison of operating performance between companies in the industry and serve as an indicator of the market value of a group of stations or publishing entities. BCF and PCF are generally recognized by the broadcast and publishing industries as a measure of performance and are used by analysts who report on the performance of broadcasting and publishing groups. BCF and PCF do not take into account our debt service requirements and other commitments and, accordingly, BCF and PCF are not necessarily indicative of amounts that may be available for dividends, reinvestment in our business or other discretionary uses. BCF and PCF are not measures of liquidity or of performance in accordance with generally accepted accounting principles, and should be viewed as a supplement to and not a substitute for our results of operations presented on the basis of generally accepted accounting principles. Moreover, BCF and PCF are not standardized measures and may be calculated in a number of ways. We define BCF and PCF as revenues net of agency commissions and operating expenses.

(6) EBITDA before certain charges is defined as broadcast/publishing cash flow less corporate and international business development expenses. EBITDA before certain charges does not take into account our debt service requirements and other commitments and, accordingly, it is not necessarily indicative of amounts that may be available for dividends, reinvestment in our business or other discretionary uses. EBITDA before certain charges is not a measure of liquidity or of performance in accordance with generally accepted accounting principles, and should be viewed as a supplement to and not a substitute for our results of operations presented on the basis of generally accepted accounting principles. Moreover, EBITDA before certain charges is not a standardized measure and may be calculated in a number of ways.

(7) Capital expenditures for the years ended February 28, 1998 and 1999 and six months ended August 31, 1998 and 1999 include progress payments totaling $11,775, $30,029, $13,486 and $14,540, respectively, in connection with the construction of our new Indianapolis office and studio facility and new operating facilities at KHON-TV in Hawaii.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our selected historical financial statements and other data and the related notes presented elsewhere in this prospectus, as well as our historical financial statements and the financial statements of acquired businesses which are incorporated by reference in this prospectus.

GENERAL

     We own and operate sixteen radio stations, six television stations and five magazine publishing operations in the United States. Our radio stations consist of thirteen FM and three AM stations serving New York City, Los Angeles, Chicago, St. Louis, Indianapolis and Terre Haute, Indiana. Our television stations consist of five Fox affiliated stations serving New Orleans, Louisiana, Mobile, Alabama, Green Bay, Wisconsin, Honolulu, Hawaii and Fort Myers, Florida and one CBS affiliated station serving Terre Haute, Indiana. Our publishing operations consist primarily of four city or regional monthly magazines and one special interest magazine, including Indianapolis Monthly, Atlanta, Cincinnati, Texas Monthly, and Country Sampler. In addition, we own a 54% interest in and operate a national radio station in Hungary.

     The principal source of our broadcasting revenues is the sale of broadcasting time on our radio and television stations for advertising. The sale of advertising time is primarily affected by the demand for advertising time by local and national advertisers and the advertising rates charged by our radio and television stations. We derive a small portion of our broadcasting revenues from fees paid by the networks and program syndicators for the broadcast of programming. Our broadcast revenues are generally highest in our second and third fiscal quarters.

     Radio station advertising rates are based in part on a station's ability to attract audiences in the demographic groups which advertisers wish to reach and the number of stations competing in the market area, as well as local, regional and national economic conditions. A station's audience is reflected in rating service surveys of the size of the audience tuned to the station and the time spent listening.

     Television station advertising is sold for placement in proximity to specific local or network programming and is priced primarily on the basis of a program's popularity with the audience advertisers seek to reach, as measured principally by quarterly audience surveys. In addition, advertising rates are affected by the number of advertisers competing for the available time, the size and demographic makeup of the market areas served, and local, regional and national economic conditions.

     In the broadcasting industry, stations often utilize trade (or barter) agreements to exchange advertising time for goods or services (such as other media advertising, travel or lodging), in lieu of cash. In order to preserve most of our on-air inventory for cash advertising, we generally enter into trade agreements only if the goods or services bartered to us will be used in our business. We have minimized our use of trade agreements and in fiscal 1997, 1998 and 1999 sold approximately 95% of our advertising time for cash.

     The principal source of our publishing revenues is the sale of local, regional and national advertising pages in our magazines. Advertising sales and the rates that we charge are determined in part by a publication's ability to attract audiences in the geographic and demographic groups which advertisers wish to reach and the number of magazines competing in the market area, as well as local, regional and national economic conditions. Our publications also derive revenues from the sale of subscriptions to our magazines and the sales of our magazines at retail locations such as newsstands, bookstores and shops.

     The primary operating expenses involved in owning and operating radio stations are employee salaries and commissions, programming, advertising and promotion. The primary operating expenses involved in owning and operating television stations are syndicated program rights fees, employee salaries and commissions, news gathering, programming, advertising and promotion. The principal operating expenses involved in owning and operating magazines are printing, employee salaries and commissions, advertising and promotion. Our net earnings are also impacted by depreciation, amortization and interest expenses associated with our acquisition of broadcasting and publishing operations.

     We evaluate performance of our operating entities based on broadcast cash flow ("BCF") and publishing cash flow ("PCF"). We believe that BCF and PCF are useful because they provide a meaningful comparison of operating performance between companies in the industry and serve as an indicator of the market value of a group of stations or publishing entities. BCF and PCF are generally recognized by the broadcast and publishing industries as a measure of performance and are used by analysts who report on the performance of broadcasting and publishing groups. BCF and PCF do not take into account our debt service requirements and other commitments and, accordingly, BCF and PCF are not necessarily indicative of amounts that may be available for dividends, reinvestment in our business or other discretionary uses. BCF and PCF are not measures of liquidity or of performance in accordance with generally accepted accounting principles, and should be viewed as a supplement to and not a substitute for our results of operations presented on the basis of generally accepted accounting principles. Moreover, BCF and PCF are not standardized measures and may be calculated in a number of ways. We define BCF and PCF as revenues net of agency commissions and operating expenses.

  SIX MONTHS ENDED AUGUST 31, 1999 COMPARED TO SIX MONTHS ENDED AUGUST 31, 1998

     Net revenues for the six months ended August 31, 1999 were $153.9 million compared to $102.5 million for the same period of the prior year, an increase of $51.4 million or 50.1%. The increase in net revenues for the six-month period ended August 31, 1999 is primarily the result of the SF Broadcasting and Wabash Valley acquisitions ($25.4 million) and Country Sampler acquisition ($5.6 million). Excluding these transactions, net revenues for the six months ended August 31, 1999 would have increased $20.4 million or 21.1%. This increase is principally due to the ability to realize higher advertising rates at certain broadcasting properties, resulting from higher ratings at certain broadcasting properties, as well as increases in general radio spending in the markets in which we operate.

     Operating expenses for the six months ended August 31, 1999 were $93.1 million compared to $60.9 million for the same period of the prior year, an increase of $32.2 million or 53.0%. The increase in operating expenses for the six-month period ended August 31, 1999 is primarily the result of the SF Broadcasting and Wabash Valley acquisitions ($17.5 million) and Country Sampler acquisition ($4.7 million). Excluding these transactions, operating expenses for the six months ended August 31, 1999 would have increased $10.0 million or 17.7%. This increase is principally due to higher advertising and promotional spending at certain of our properties as well as an increase in sales-related costs.

     Broadcast/publishing cash flow for the six months ended August 31, 1999 was $60.8 million compared to $41.6 million for the same period of the prior year, an increase of $19.2 million or 45.9%. The increase in broadcast/publishing cash flow for the six-month period ended August 31, 1999 is primarily the result of the SF Broadcasting and Wabash Valley acquisitions ($8.0 million) and Country Sampler acquisition ($0.8 million). Excluding these transactions, broadcast/publishing cash flow for the six months ended August 31, 1999 would have increased $10.4 million or 26.1%. This increase is principally due to increased net revenues partially offset by increased operating expenses as discussed above.

     International business development expenses for the six months ended August 31, 1999 were $0.7 million compared to $0.6 million for the same period of the prior year. These expenses reflect costs associated with Emmis International Broadcasting Corporation. The purpose of this wholly owned subsidiary is to identify, investigate and develop international broadcast investments or other international business opportunities. Expenses consist primarily of salaries, travel and various administrative costs.

     Corporate expenses for the six months ended August 31, 1999 were $6.7 million compared to $3.9 million for the same period of the prior year, an increase of $2.8 million or 70.2%. This increase is due to an increase in the number of corporate employees in all departments as a result of our growth.

     EBITDA before certain charges is defined as broadcast/publishing cash flow less corporate and international business development expenses. EBITDA before certain charges for the six months ended August 31, 1999 was $53.3 million compared to $37.1 million for the same period of the prior year, an increase of $16.2 million or 43.6%. This increase is principally due to an increase in broadcast/publishing cash flow partially offset by an increase in corporate expenses.

     Depreciation and amortization expense for the six months ended August 31, 1999 was $20.0 million compared to $9.9 million for the same period of the prior year, an increase of $10.1 million or 102.2%. The increase in depreciation and amortization expense for the six-month period ended August 31, 1999 is primarily the result of the SF Broadcasting and Wabash Valley acquisitions ($5.1 million), the acquisition of WQCD-FM ($1.8 million) and the Country Sampler acquisition ($1.0 million).

     Non-cash compensation expense for the six months ended August 31, 1999 was $2.3 million compared to $2.0 million for the same period of the prior year, an increase of $0.3 million or 12.6%. Non-cash compensation includes compensation expense associated with stock options granted, restricted common stock issued under employment agreements and common stock contributed to our profit sharing plan. This increase was due primarily to shares granted to certain executives under employment agreements for which the fair market value of the shares at the date of grant was higher than the fair market value of shares granted under previous employment agreements.

     Interest expense for the six months ended August 31, 1999 was $27.2 million compared to $12.6 million for the same period of the prior year, an increase of $14.6 million or 115.1%. This increase reflects higher outstanding debt due to the acquisition of WQCD-FM, the SF Broadcasting and Wabash Valley acquisitions and the Country Sampler acquisition and an increase in interest rates.

  YEAR ENDED FEBRUARY 28, 1999 COMPARED TO YEAR ENDED FEBRUARY 28, 1998

     Net revenues for the year ended February 28, 1999 were $232.8 million compared to $140.6 million for the same period of the prior year, an increase of $92.2 million or 65.6%. This increase was principally due to the acquisitions of Cincinnati and Texas Monthly magazines and additional Indianapolis radio stations that occurred toward the end of fiscal 1998 and the acquisitions of six television stations and three radio stations that occurred in fiscal 1999. Additionally, we realized higher advertising rates at our broadcasting properties, resulting from higher ratings at certain broadcasting properties, as well as increases in general radio spending in the markets in which we operate.

     Operating expenses for the year ended February 28, 1999 were $143.3 million compared to $81.2 million for the same period of the prior year, an increase of $62.1 million or 76.6%. This increase was principally attributable to the acquisitions in fiscal 1998 and 1999 and increased promotional spending at our broadcasting properties.

     Broadcast/publishing cash flow for the year ended February 28, 1999 was $89.5 million compared to $59.4 million for the same period of the prior year, an increase of $30.1 million or 50.6%. This increase was due to increased net revenues partially offset by increased operating expenses as discussed above.

     Corporate expenses for the year ended February 28, 1999 were $10.4 million compared to $6.8 million for the same period of the prior year, an increase of $3.6 million or 52.3%. This increase was primarily due to an increase in the number of corporate employees as a result of our growth and increased travel and other expenses related to potential acquisitions that were not finalized.

     EBITDA before certain charges is defined as broadcast/publishing cash flow less corporate and international development expenses. EBITDA before certain charges for the year ended February 28, 1999 was $77.6 million compared to $51.6 million for the same period of the prior year, an increase of $26.0 million or 50.4%. This increase was principally due to the increase in broadcast/publishing cash flow partially offset by an increase in corporate expenses.

     Depreciation and amortization expense for the year ended February 28, 1999 was $28.3 million compared to $7.5 million for the same period of the prior year, an increase of $20.8 million or 275.7%. This increase was primarily due to the acquisitions in fiscal 1998 and 1999, including the acquisition of WQCD-FM.

     Non-cash compensation expense for the year ended February 28, 1999 was $4.3 million compared to $1.5 million for the same period of the prior year, an increase of $2.8 million or 188.1%. Non-cash compensation includes compensation expense associated with stock options granted, restricted common stock issued under employment agreements and common stock contributed to our Profit Sharing Plan. The increase in non-cash compensation relates primarily to options awarded the CEO in fiscal 1999 under his employment contract which were not awarded in fiscal 1998.

     Interest expense was $35.7 million for the year ended February 28, 1999 compared to $13.8 million for the same period of the prior year, an increase of $21.9 million or 158.9%. This increase reflected higher outstanding debt due to the acquisitions in fiscal 1998 and 1999, including the acquisition of WQCD-FM.

  LIQUIDITY AND CAPITAL RESOURCES

     Our primary sources of liquidity are cash provided by operations and availability under our credit facility. At August 31, 1999, we had cash and cash equivalents of $3.1 million and net working capital of $12.3 million. At August 31, 1999 we had up to $331.0 million available under our credit facility. We expect that cash flow from operating activities will be sufficient to fund all debt service for debt existing at August 31, 1999, working capital and capital expenditure requirements. In addition, we also have access to public equity and debt markets.

     Effective June 3, 1999, we entered into a definitive agreement to purchase substantially all of the assets of television station WKCF in Orlando, Florida, for approximately $191.5 million in cash payable at closing, of which we made an escrow deposit of $12.5 million in June 1999. This acquisition will be accounted for under the purchase method of accounting. The FCC approved the acquisition on September 27, 1999. We expect to close on this acquisition in our fiscal quarter ending November 30, 1999.

     Effective June 25, 1999, we entered into an agreement with a former executive of Sinclair Broadcast Group, Inc. to purchase his right to acquire the assets of certain broadcast properties in St. Louis, Missouri. The right allows us to purchase, at fair market value, six radio stations (five FM and one AM) and one ABC-affiliated television station from Sinclair. We are currently in the process of determining with Sinclair the fair market value of the stations and the related terms of a definitive purchase agreement. The acquisition will be accounted for under the purchase method of accounting.

     We expect to finance these acquisitions with the proceeds of the offerings of our Class A Common Stock and convertible preferred stock and additional borrowings under our credit facility. We believe we have sufficient capital resources to fund all of these acquisitions.


     On October 25, 1999, we entered into an agreement with Liberty Media Corporation for Liberty to purchase 2.7 million shares of our Class A Common Stock for approximately $150 million. When this transaction is completed, Liberty will become our second largest shareholder behind our Chairman and CEO, Jeffrey Smulyan, and will hold approximately 13% of our Class A Common Stock after giving effect to our concurrent offering of Class A Common Stock. Closing of the transaction is subject to certain conditions. We intend to use the proceeds of this investment to more aggressively pursue attractive opportunities to acquire radio broadcasting properties in the top 20 markets in the United States.


     At August 31, 1999, five of our six television stations were Fox affiliates. In July 1999, the Fox Network entered into an agreement with its affiliates which requires the affiliates to buy prime time spots from the network. Our agreement with the Fox Network commences on

July 15, 1999 and terminates on June 30, 2002. As a result of this agreement, we expect our broadcast cash flow will decrease by approximately $0.6 million annually.

     Included in our capital expenditures budget for the year ended February 29, 2000 is approximately $16.3 million for the construction of new operating facilities at KHON-TV in Hawaii. Capital expenditures incurred for the six months ended August 31, 1999 were approximately $20.8 million, including $14.5 million at KHON-TV.

     As part of our business strategy, we continually evaluate potential acquisitions of radio and television stations as well as publishing properties. In connection with future acquisition opportunities, we may incur additional debt or issue additional equity or debt securities depending on market conditions and other factors.

     In connection with this offering, we have requested and expect to receive an amendment to our credit facility to permit the payment of dividends on the preferred stock.

INFORMATION REGARDING OPERATING GROUPS

     For the six-month period ended August 31, 1999, we derived approximately 60.3% of our net revenue from radio operations, approximately 22.8% of our net revenue from television operations and approximately 16.9% of our net revenue from publishing and other operations. The following table sets forth selected information regarding our operating groups for the fiscal year ended February 28, 1999 and for the six-month period ended August 31, 1999:

                                                                        CORPORATE
                                RADIO     TELEVISION     PUBLISHING     AND OTHER   CONSOLIDATED
YEAR ENDED FEBRUARY 28, 1999                            (IN THOUSANDS)
Net revenues................   $155,028    $ 39,623       $36,476       $  1,709     $  232,836
Operating expenses..........     84,907      26,130        31,491            820        143,348
                               --------    --------       -------       --------     ----------
Broadcast/publishing
  cash flow.................     70,121      13,493         4,985            889         89,488
International business
  development expenses......         --          --            --          1,477          1,477
Corporate expenses..........         --          --            --         10,427         10,427
Time brokerage fee..........      2,220          --            --             --          2,220
Depreciation and
  amortization..............     13,990       8,352         4,813          1,159         28,314
Non-cash compensation.......         --          --            --          4,269          4,269
                               --------    --------       -------       --------     ----------
Operating income............   $ 53,911    $  5,141       $   172       $(16,443)    $   42,781
                               ========    ========       =======       ========     ==========
Total assets................   $460,065    $439,279       $44,171       $ 71,316     $1,014,831
                               ========    ========       =======       ========     ==========
SIX MONTHS ENDED AUGUST 31, 1999
Net revenues................   $ 92,742    $ 35,046       $25,210       $    883     $  153,881
Operating expenses..........     46,766      23,737        21,973            646         93,122
                               --------    --------       -------       --------     ----------
Broadcast/publishing
  cash flow.................     45,976      11,309         3,237            237         60,759
International business
development expenses........         --          --            --            747            747

                                                                        CORPORATE
YEAR ENDED FEBRUARY 28, 1999    RADIO     TELEVISION     PUBLISHING     AND OTHER   CONSOLIDATED
                                                        (IN THOUSANDS)
Corporate expenses..........         --          --            --          6,684          6,684
Depreciation and
  amortization..............      8,129       6,985         3,263          1,668         20,045
Non-cash compensation.......         --          --            --          2,293          2,293
                               --------    --------       -------       --------     ----------
Operating income............   $ 37,847    $  4,324       $   (26)      $(11,155)    $   30,990
                               ========    ========       =======       ========     ==========
Total assets................   $468,079    $454,088       $68,327       $ 89,207     $1,079,701
                               ========    ========       =======       ========     ==========

YEAR 2000 COMPLIANCE

     We have completed our assessment phase of year 2000 compliance for information technology, other equipment, including broadcast equipment, and embedded technology. Certain technology and equipment is represented by our vendors to be year 2000 compliant. Technology and equipment that is currently not represented as year 2000 compliant will be upgraded or replaced, and tested prior to October 31, 1999. The ability of third parties with whom we transact business to adequately address their year 2000 compliance issues is outside of our control. Therefore, we cannot give any assurance that the failure of such third parties to adequately address their year 2000 compliance issues will not have a material adverse effect on our business, financial condition, cash flows and results of operations.

     We have trained certain of our employees at each of our broadcast and publishing properties regarding year 2000 issues and compliance and have made them responsible for that property's year 2000 compliance. Our information systems department is currently auditing the year 2000 compliance of each property. This audit includes:

     (1)  verifying that critical applications have been identified;

     (2)  testing of critical applications;

     (3)  ensuring that year 2000 compliance documentation exists;

     (4)  verifying that remediation is occurring as planned; and

     (5)  developing written contingency plans.

     Steps 1 through 4 of the audit have been performed at substantially all of our broadcast and publishing properties. The audit should be complete by October 31, 1999.

     We estimate that the cost of the year 2000 remediation effort will be approximately $1.0 million, which will be funded from current operations. We began tracking costs relating to year 2000 compliance in May 1999. As of August 31, 1999, these costs totaled $0.5 million.

     If certain broadcast equipment and information technology is not year 2000 compliant prior to January 1, 2000, the station or magazine using that equipment and information technology might not be able to broadcast or publish and process transactions. If this were to occur, we could implement temporary solutions or processes not involving the malfunctioning equipment. Contingency plans are being documented in the event we must implement such temporary solutions. If we implement temporary solutions and recognize new issues, we may adjust the focus of our efforts, and costs to address our year 2000 compliance may be adjusted.

MARKET RISK

     General. Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in financial and commodity market prices and rates. We are exposed to market risk from changes in domestic and international interest rates (i.e. prime and LIBOR) and foreign currency exchange rates. To manage this exposure we periodically enter into interest rate derivative agreements. We do not use financial instruments for trading and are not a party to any leveraged derivatives.

     Interest Rates. At August 31 1999, our entire outstanding balance under our credit facility, or approximately $319 million, bears interest at variable rates. We currently hedge a portion of our outstanding debt with interest rate caps that effectively cap our credit facility's underlying base rate at a weighted average rate of 7.1% on the three-month LIBOR for agreements in place as of August 31, 1999. Assuming the current level of borrowings protected under interest rate cap agreements and that LIBOR increased from the rates at August 31, 1999 to the cap rates, interest expense would have increased by approximately $5.0 million and net income would have decreased by approximately $3.0 million. Our credit facility requires us to maintain interest rate protection agreements through July 2001. The notional amount required varies based upon our ratio of adjusted debt to EBITDA, as defined in our credit facility. The notional amount of the agreements at August 31, 1999 totaled $274 million, and the agreements expire at various dates ranging from April 2000 to February 2001. The fair value of the interest rate cap agreements was nominal at August 31, 1999.

     Foreign Currency. We own a 54% interest in a Hungarian subsidiary which is consolidated in our financial statements. This subsidiary's operations are measured in its local currency. We have a natural hedge through some of the subsidiary's long-term obligations being denominated in Hungarian forints. We maintain no other derivative instruments to mitigate the exposure to translation and/or transaction risk. However, this does not preclude the adoption of specific hedging strategies in the future. We estimate that a 10% change in the value of the U.S. dollar to the Hungarian forint would not be material.

                                    BUSINESS

     We are one of the largest operators of radio broadcasting stations in the United States. Approximately 8.5 million listeners tune in to our radio stations each quarter hour. Our focus is primarily large-market radio, and we operate five FM radio stations in the nation's three largest radio markets of New York City, Los Angeles and Chicago. In each of these markets we have developed top-performing radio stations which rank either first or second in terms of primary demographic target audience share according to the Spring 1999 Arbitron Survey. In addition, we enjoy strong market positions in St. Louis, Indianapolis and Terre Haute, Indiana, where we own a total of eight FM radio stations and three AM radio stations. We are in the process of acquiring additional radio stations in St. Louis, Missouri which will complement our existing station portfolio.

     The combination of our strong large-market radio presence, the diversity of our station formats and our advertising, sales and programming expertise has allowed us to achieve same station revenue growth rates in excess of radio industry growth. In addition to our strong internal growth, we have demonstrated the ability to selectively acquire underdeveloped properties in desirable markets and create value by developing those properties. We have been successful in acquiring these types of radio stations and improving their ratings, revenues and cash flow with our marketing focus and innovative programming expertise.

     While our radio broadcasting operations accounted for greater than 75% of our broadcast cash flow for the six months ending August 31, 1999, we also own television broadcasting and magazine publishing operations. In 1998, we acquired six television stations, located in New Orleans, Louisiana, Mobile, Alabama, Green Bay, Wisconsin, Honolulu, Hawaii, Fort Myers, Florida and Terre Haute, Indiana. Like our previous radio station acquisitions, the television stations were generally underdeveloped properties located in desirable markets. Our goal is to affiliate our television group with the newer networks such as the WB and Fox television networks, which best leverage our strengths by targeting younger viewers and providing a higher degree of programming flexibility. With our innovative, research-based programming and management experience, we have successfully increased the broadcast cash flow margins of our television stations from to 32% in the six months ended August 31, 1999 from 26% in the fiscal year prior to our acquisition, and we believe that we have significant additional margin enhancement opportunities.

     In addition to our domestic broadcasting properties, we operate news and agriculture information networks in Indiana, publish Indianapolis Monthly, Atlanta, Cincinnati, Texas Monthly and Country Sampler and related magazines, and have a 54% interest in a national radio station in Hungary.

BUSINESS STRATEGY

     We are committed to maintaining our leadership position in broadcasting, enhancing the performance of our broadcast and publishing properties, and distinguishing ourselves through the quality of our operations. Our strategy has the following principal components:

DEVELOP INNOVATIVE PROGRAMMING.

    We believe that knowledge of local markets and innovative programming developed to target specific demographic groups are the most important determinants of individual radio and television station success. We conduct extensive market research to identify underserved segments of the markets we serve or to assure that we are meeting the needs of our target audience. Utilizing the research results, we concentrate on providing a focused programming format carefully tailored to the demographics of our markets and our audiences' preferences.

  EMPHASIZE FOCUSED SALES AND MARKETING STRATEGY.

    We design our local and national sales efforts based on advertiser demand and our programming compared to the competitive formats within each market. We provide our sales force with extensive training and the technology for sophisticated inventory management techniques which provide frequent price adjustments based on regional and market conditions. We seek to maximize sources of non-traditional, non-spot revenue and have led the industry in developing "vendor co-op" advertising revenue. Although this source of advertising revenue is common in the newspaper and magazine industry, we were among the first radio broadcasters to recognize and take advantage of the potential of vendor co-op advertising.

  PURSUE STRATEGIC ACQUISITIONS AND CREATE CASH FLOW GROWTH BY ENHANCING STATION PERFORMANCE.

    We have built our station portfolio by selectively acquiring underdeveloped media properties in desirable markets at reasonable purchase prices where our experienced management team has been able to enhance value. We intend to pursue acquisitions of radio stations in those of our current markets where we believe we can increase broadcast cash flow. We will also consider acquisitions of individual radio stations or groups of radio stations in new markets where we expect we can achieve a leadership position. We believe that continued consolidation in the radio broadcasting industry will create attractive acquisition opportunities as the number of potential buyers for radio assets declines due to government regulations on the number of stations a company can own in one market. We believe that attractive acquisition opportunities are also increasingly available in the television broadcasting industry. We intend to evaluate acquisitions of international broadcasting stations in conjunction with strong local minority-interest partners and magazine publishing properties that present opportunities to capitalize on our management expertise to enhance cash flow at attractive purchase price multiples with minimal capital requirements.

  ENCOURAGE AN ENTREPRENEURIAL MANAGEMENT APPROACH.

    We believe that broadcasting is primarily a local business and that much of its success is the result of the efforts of regional and local management and staff. We have attracted and retained an experienced team of broadcast professionals who understand the viewing and listening preferences, demographics and competitive opportunities of their particular market. Our decentralized approach to station management gives local management oversight of station spending, long-range planning and resource allocation at their individual stations and rewards all employees based on those stations' performance. In addition, we encourage our managers and employees to own a stake in the company, and over 95% of all full-time employees have an equity ownership position in Emmis. We believe that our entrepreneurial management approach has created a distinctive corporate culture, making Emmis a highly desirable employer in the broadcasting industry and significantly enhancing our ability to attract and retain experienced and highly motivated employees and management.

RADIO AND TELEVISION STATIONS

     The following tables set forth certain information regarding our radio and television stations and their broadcast markets.

                                 RADIO STATIONS

     In the following table, "Market Rank by Revenue" is the ranking of the market revenue size of the principal radio market served by the station among all radio markets in the United States. Market revenue and ranking figures are from Duncan's Radio Market Guide (1998 ed.). We own a 40% equity interest in the publisher of Duncan's Radio Market Guide. "Ranking in Primary Demographic Target" is the ranking of the station among all radio stations in its market based on the Spring 1999 Arbitron Survey. A "t" indicates the station tied with another station for the stated ranking. "Station Audience Share" represents a percentage generally computed by dividing the average number of persons over age 12 listening to a particular station during specified time periods by the average number of such persons for all stations in the market area as determined by Arbitron.

                                                                                        RANKING IN
                         MARKET                                             PRIMARY       PRIMARY     STATION
                         RANK BY                                          DEMOGRAPHIC   DEMOGRAPHIC   AUDIENCE
STATION AND MARKET       REVENUE   FORMAT                                 TARGET AGES     TARGET       SHARE
Los Angeles, CA              1
  KPWR-FM..............            Dance/Contemporary Hit                    12-24            1          4.0
New York, NY                 2
  WQHT-FM..............            Dance/Contemporary Hit                    12-24            1          5.4
  WRKS-FM..............            Classic Soul/Smooth R&B                   25-54            7          3.3
  WQCD-FM..............            Contemporary Jazz                         25-54           9t          2.9
Chicago, IL                  3
  WKQX-FM..............            New Rock                                  18-34            2          4.0
St. Louis, MO               18
  KSHE-FM..............            Album Oriented Rock                       25-54            9          3.0
  WKKX-FM..............            Country                                   25-54           5t          4.5
  WXTM-FM..............            Extreme Rock                              18-34           10          2.2
Indianapolis, IN            30
  WENS-FM..............            Adult Contemporary                        25-54            3          5.2
  WIBC-AM..............            News/Talk                                 35-64            2          9.1
  WNAP-FM..............            Classic Rock                              18-34            4          4.3
  WTLC-FM..............            Urban Contemporary                        25-54           10          4.9
  WTLC-AM..............            Solid Gold Soul, Gospel and Talk          25-54          19t          1.1
Terre Haute, IN            172
  WTHI-FM..............            Country                                   25-54            1         20.3
  WTHI-AM(1)...........            Talk                                      35-54            8          1.7
  WWVR-FM..............            Classic Rock                              25-54           3t          7.1

---------------

(1) We are currently finalizing an agreement to donate this station to a charitable organization. The station has projected revenues of less than $100,000 and a negative projected broadcast cash flow for the current fiscal year.

                              TELEVISION STATIONS

     In the following table, "DMA Rank" is estimated by the A.C. Nielsen Company as of January 1999. Rankings are based on the relative size of a station's market among the 210 generally recognized Designated Market Areas ("DMAs"), as defined by Nielsen. "Number of Stations in Market" represents the number of television stations ("Reportable Stations") designated by Nielsen as "local" to the DMA, excluding public television stations and stations which do not meet minimum Nielsen reporting standards (i.e., a weekly cumulative audience of less than 2.5%) for reporting in the Sunday through Saturday, 9:00 a.m. to midnight time period. "Station Rank" reflects the station's rank relative to other Reportable Stations based upon the DMA rating as reported by Nielsen from 9:00 a.m. to midnight, Sunday through Saturday during May 1999. A "t" indicates the station tied with another station for the stated ranking. "Station Audience Share" reflects an estimate of the percentage of DMA households viewing television received by a local commercial station in comparison to other local commercial stations in the market as measured from 9:00 a.m. to midnight, Sunday through Saturday.

                                                                       NUMBER OF             STATION
TELEVISION             METROPOLITAN              DMA    AFFILIATION/   STATIONS    STATION   AUDIENCE
STATION                AREA SERVED               RANK     CHANNEL      IN MARKET    RANK      SHARE
WVUE-TV..............  New Orleans, LA            41        Fox/8          8         4t          7
WALA-TV..............  Mobile, AL-Pensacola, FL   62       Fox/10          5         3t         10
WLUK-TV..............  Green Bay, WI              69       Fox/11          5          4          8
KHON-TV..............  Honolulu, HI               71        Fox/2          6          2         16
WFTX-TV..............  Fort Myers, FL             83       Fox/36          5          4          7
WTHI-TV..............  Terre Haute, IN           139       CBS/10          3          1         24
WKCF-TV(1)...........  Orlando, FL                22        WB/18          7          4          8

---------------

(1) We expect our acquisition of this station to close in the fiscal quarter ending November 30, 1999.

     We also own KAII-TV and KHAW-TV, which operate as satellite stations of KHON-TV and primarily re-broadcast the signal of KHON-TV. The stations are considered one station for FCC multiple ownership purposes. Low power television translators W40AN and K55D2 retransmit stations WLUK-TV and KHON-TV, respectively.

RADIO NETWORKS

     In addition to our other radio broadcasting operations, we own and operate two radio networks. Network Indiana provides news and other programming to approximately 60 affiliated radio stations in Indiana. Additionally, AgriAmerica Network provides farm news, weather information and market analysis to nearly 60 radio stations across Indiana.

PUBLISHING OPERATIONS

     We publish the following magazines through our publishing division:

     Indianapolis Monthly. We have published Indianapolis Monthly magazine since September 1988. Indianapolis Monthly covers local personalities, homes and lifestyles and currently has a paid monthly circulation of approximately 45,000. With a large advertising base and a popular editorial focus, Indianapolis Monthly is the market's leading general interest magazine focusing on the Indianapolis area. In three of the last six years the magazine has won the City and Regional Magazine Association's First Place General Excellence Award for a city magazine.

     Atlanta. We acquired and began publishing Atlanta magazine in August 1993. Atlanta covers area personalities, issues and style and currently has a paid monthly circulation of approximately 66,000. The magazine was unprofitable for several years before we acquired it for a nominal investment. Certain initiatives, including downsizing staff, increasing sales efforts and repositioning the editorial focus, have contributed to improving profitability.

     Cincinnati. We acquired Cincinnati magazine in October 1997. Cincinnati magazine was founded by the Greater Cincinnati Chamber of Commerce in 1967 and, under its prior owners, the magazine grew to a paid monthly circulation of approximately 22,000. We repositioned the editorial product to an up-to-date city/regional magazine covering people and entertainment in Cincinnati, doubled the existing sales staff and marketed the newly designed magazine to the Cincinnati area. Following these efforts, the magazine currently has a paid monthly circulation of approximately 31,000.

     Texas Monthly. We acquired Texas Monthly magazine in February 1998. The critically acclaimed magazine, which has received eight National Magazine Awards, has a paid monthly circulation of approximately 300,000, and we believe it is read by more than two million people. It marked its 25th anniversary with the publication of the February 1998 issue, which set a single issue advertising record. Since acquiring the magazine, we have worked to increase Texas Monthly's operating efficiencies while leaving the highly regarded editorial product intact.

     Country Sampler. We purchased Country Sampler and related publications in April 1999. Launched in 1984, Country Sampler provides nearly two million readers with innovative decorating ideas and country lifestyle resources, including extensive catalog information with which readers can purchase handcrafted accessories directly from artisans across the country. Country Sampler and its related publications have a paid circulation of approximately 650,000.

COMMUNITY INVOLVEMENT

     We believe that to be successful, we must be integrally involved in the communities we serve. To that end, each of our stations participates in many community programs, fundraisers and activities that benefit a wide variety of organizations. Charitable organizations that have been the beneficiaries of our marathons, walkathons, dance-a-thons, concerts, fairs and festivals include, among others, The March of Dimes, American Cancer Society, Riley Children's Hospital and research foundations seeking cures for cystic fibrosis, leukemia and AIDS and helping to fight drug abuse. In addition to our planned activities, our stations take leadership roles in community responses to natural disasters.

INDUSTRY INVOLVEMENT

     We have an active leadership role in a wide range of industry organizations. Our senior managers have served in various capacities with industry associations, including as directors of the National Association of Broadcasters, the Radio Advertising Bureau, the Radio Futures Committee and the Arbitron Advisory Council and as founding members of the Radio Operators Caucus. In addition, our managers have been voted Radio President of the Year and General Manager of the Year, and at various times we have been voted Most Respected Broadcaster in polls of radio industry chief executive officers and managers.

REGULATORY DEVELOPMENTS

     On August 5, 1999, the FCC decided to revise its television ownership and attribution rules. Effective November 16, 1999, the FCC will define a television station's local market based on its assigned Designated Market Area (or DMA) instead of the area covered by its broadcast signal, allowing a single broadcaster to own two stations which have overlapping signals but are assigned to different DMAs. One broadcaster will now also be able to own two television stations assigned to the same DMA so long as either:

     -  the television stations do not have overlapping broadcast signals; or

     - there will remain eight independently owned, full power noncommercial or commercial operating television stations and one of the two commonly-owned stations is not ranked in the top four based on audience.

     The FCC will also consider waiving these conditions in certain cases involving failing or failed stations or stations which are not yet built.

     In addition to the television stations a broadcaster is permitted to own, it may also own:

     - up to six radio stations in any market where at least 20 independent voices remain after the acquisition;

     - up to four radio stations in any market where at least 10 independent voices remain after the acquisition; and

     - one radio station regardless of the number of independent voices remaining after the acquisition.

     The broadcaster must still comply with the local radio ownership rules with respect to the maximum number of radio stations it could own in a market, except that if it were permitted to own two television stations and six radio stations it could choose instead to own up to one television and seven radio stations. The FCC defines "independent voices" to include most local television and radio stations, local daily newspapers that serve more than five percent of the population in the DMA and wired cable service.


     In addition, the FCC eliminated its cross-interest policy and revised its rules for attribution of broadcast licenses as follows:



     - The threshold for attribution of ownership interests held by certain passive investors was raised from 10% to 20%.

     - Where an owner of one or more radio or television stations supplies more than 15% of the programming of another radio or television station in the same market through a time brokerage arrangement, the programmer will be deemed to have an attributable interest in that station. In addition, where an owner of one or more stations or other media of mass communication, or a program supplier (including a network), holds equity and/or debt in a station in the same market which in the aggregate exceeds 33% of the total asset value of that station, it will be deemed to have an attributable interest in that station.



     Earlier this year, the U.S. House of Representatives and the U.S. Senate passed legislation designed to facilitate delivery of traditional over-the-air television stations by direct broadcast satellite systems to their subscribers. Generally, the legislation permits such systems to provide local stations to their subscribers and requires such systems to provide all local stations eventually. The legislation would also give direct broadcast satellite systems additional flexibility to provide out-of-market network stations, which under current law may be provided only to subscribers located outside the coverage area of a local network station. The legislation was passed by the House and Senate in different forms, and a conference committee of the two houses is attempting to resolve the differences. The legislation does not apply to digital television.


ADVERTISING SALES

     Our stations derive their advertising revenue from local and regional advertising in the marketplaces in which they operate, as well as from the sale of national advertising. Local and most regional sales are made by a station's sales staff. National sales are made by firms specializing in such sales which are compensated on a commission-only basis. We believe that the volume of national advertising revenue tends to adjust to shifts in a station's audience share position more rapidly than does the volume of local and regional advertising revenue.

     We have led the industry in developing "vendor co-op" advertising revenue whereby a manufacturer or distributor pays to promote its particular goods together with local retail outlets for those goods. Although this source of advertising revenue is common in the newspaper and magazine industry, we were among the first radio broadcasters to recognize, and take advantage of, the potential of vendor co-op advertising. Our Revenue Development Systems division has established a network of radio stations which share information about sources of vendor co-op revenue. In addition, each of our stations has a salesperson devoted exclusively to the development of cooperative advertising. We also use this approach at our television stations. At the end of the last fiscal year we acquired substantially all of the assets of the Co-Opportunities division of Jefferson-Pilot Communications. We believe that the business of Co-Opportunities, which focuses more on co-op advertising for television stations and cable systems, provides an excellent complement to Revenue Development Systems.

     The principal source of our publishing revenues is the sale of local, regional and national advertising pages in our magazines. Advertising sales and the rates that we charge are determined in part by a publication's ability to attract audiences in the geographic and demographic groups which advertisers wish to reach and the number of magazines competing in the market area, as well as local, regional and national economic conditions. Our publications also derive revenues from the sale of subscriptions to our magazines and the sales of our magazines at retail locations such as newsstands, bookstores and shops.

COMPETITION

     Radio and television broadcasting stations compete with the other broadcasting stations in their respective market areas, as well as with other advertising media such as newspapers, magazines, outdoor advertising, transit advertising, the Internet and direct mail marketing. Competition within the broadcasting industry occurs primarily in individual market areas, so that a station in one market does not generally compete with stations in other market areas. In each of our markets, our stations face competition from other stations with substantial financial resources, including stations targeting the same demographic groups. In addition to management experience, factors which are material to competitive position include the station's rank in its market, authorized power, assigned frequency, audience characteristics, local program acceptance and the number and characteristics of other stations in the market area. We attempt to improve our competitive position with programming and promotional campaigns aimed at the demographic groups targeted by our stations, and through sales efforts designed to attract advertisers that have done little or no broadcast advertising by emphasizing the effectiveness of radio and television advertising in increasing the advertisers' revenues. Recent changes in the policies and rules of the FCC permit increased joint ownership and joint operation of local stations. Those stations taking advantage of these joint arrangements may in certain circumstances have lower operating costs and may be able to offer advertisers more attractive rates and services. Although we believe that each of our stations can compete effectively in its market, there can be no assurance that any of our stations will be able to maintain or increase its current audience ratings or advertising revenue market share.


     Although the broadcasting industry is highly competitive, some barriers to entry exist. The operation of a broadcasting station in the United States requires a license from the FCC, and the number of stations that can operate in a given market is limited by the availability of the frequencies that the FCC will license in that market, as well as by the FCC's multiple ownership rules regulating the number of stations that may be owned and controlled by a single entity. The FCC's multiple ownership rules have changed significantly as a result of the Telecommunications Act of 1996. In addition, the FCC recently made a number of changes in its ownership and attribution rules. See "-- Regulatory Developments."


     The broadcasting industry historically has grown in terms of total revenues despite the introduction of new technology for the delivery of entertainment and information, such as cable television, audio tapes and compact discs. We believe that radio's portability in particular makes it less vulnerable than other media to competition from new methods of distribution or other technological advances. There can be no assurance, however, that the development or introduction in the future of any new media technology will not have an adverse effect on the radio or television broadcasting industry.

EMPLOYEES

     As of August 31, 1999 we had approximately 1,309 full-time employees and approximately 314 part-time employees. We have approximately 202 employees at various radio and television stations represented by unions. We consider relations with our employees to be good.

LITIGATION

     We currently and from time to time are involved in litigation incidental to the conduct of our business. However, we are not a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on us.

                                   MANAGEMENT

     The following table sets forth information about our executive officers and directors as of August 31, 1999:

NAME                                    AGE                 POSITION
Jeffrey H. Smulyan...................   52    Chairman, President and Chief
                                              Executive Officer
Doyle L. Rose........................   50    Radio Division President and Director
Greg A. Nathanson....................   52    Television Division President and
                                              Director
Richard F. Cummings..................   48    Executive Vice President -
                                              Programming
Walter Z. Berger.....................   43    Executive Vice President, Chief
                                              Financial Officer and Treasurer
Norman H. Gurwitz....................   52    Executive Vice President - Human
                                              Resources and Secretary
Gary L. Kaseff.......................   51    Executive Vice President, General
                                              Counsel and Director
Susan B. Bayh........................   39    Director
Richard A. Leventhal.................   52    Director
Frank V. Sica........................   48    Director
Lawrence B. Sorrel...................   40    Director

     Jeffrey H. Smulyan founded Emmis in 1981 and is the Chairman of the Board of Directors, President and Chief Executive Officer. He has held the positions of Chairman of the Board of Directors and Chief Executive Officer since 1981 and the position of President since 1994. Mr. Smulyan began working in radio in 1973, and has owned one or more radio stations since then. Formerly, he was also the owner and chief executive officer of the Seattle Mariners major league baseball team. He is a Director of the Radio Advertising Bureau and The Finish Line, a sports apparel manufacturer, and serves as a Trustee of Ball State University. Mr. Smulyan has been chosen Radio Executive of the Year by a radio industry group and was voted one of the Ten Most Influential Radio Executives in the Past 20 Years in a poll in Radio and Records magazine.

     Doyle L. Rose has been Radio Division President of Emmis since 1989, and General Manager of KPWR-FM in Los Angeles from 1991 through 1995. Previously, he was our Executive Vice President-Operations. Mr. Rose has been a general manager of one or more radio stations for approximately twenty years and has been a Director since 1984.

     Greg A. Nathanson joined Emmis in 1998 as Television Division President and a Director. Mr. Nathanson has over 30 years of television broadcasting experience, most recently as President of Programming and Development for Twentieth Television from 1996 to 1998, as General Manager of KTLA-TV in Los Angeles, California from 1992 to 1996 and as President of Fox Television Stations from 1990 to 1992.

     Richard F. Cummings was the Program Director of WENS from 1981 to March 1984, when he became the National Program Director and a Vice President of Emmis. He became Executive Vice President -- Programming in 1988.

     Walter Z. Berger became Executive Vice President and Chief Financial Officer of Emmis on March 1, 1999. Most recently, Mr. Berger served as Group President of the Energy Marketing Division of LG&E Energy Corporation. Prior to that appointment, he served as Executive Vice President and Chief Financial Officer of LG&E Energy Corporation. From 1992 to 1996, he held several senior financial and operating management positions at Enron Corporation and its affiliates. Mr. Berger also spent seven years in various financial management roles at Baker Hughes Incorporated. Prior to that he spent eight years at Arthur Andersen & Co.

     Norman H. Gurwitz currently serves as Executive Vice President -- Human Resources, a position he assumed in 1998. Previously he served as Corporate Counsel for Emmis from 1987 to 1998 and as a Vice President from 1988 to 1995. He became Secretary of Emmis in 1989 and became an Executive Vice President in 1995. Prior to 1987, he was a partner in the Indianapolis law firm of Scott & Gurwitz.

     Gary L. Kaseff is employed as Executive Vice President and General Counsel to Emmis, a post he has held since 1998. Mr. Kaseff also has been a solo practitioner attorney in Southern California since 1992. Previously, he was President of the Seattle Mariners major league baseball team and partner with the law firm of Epport & Kaseff. Mr. Kaseff has been a Director since 1994.

     Susan B. Bayh is the Commissioner of the International Joint Commission of the United States and Canada, and also serves as a Distinguished Visiting Professor at Butler University, positions she has held since 1994. Previously, she was an attorney with Eli Lilly & Company. She is a director of Anthem, Inc., an insurance company. Mrs. Bayh has been a Director since 1994.

     Richard A. Leventhal has owned and operated a wholesale fabric and textile company in Carmel, Indiana, for 24 years. Mr. Leventhal is the brother-in-law of Norman H. Gurwitz. Mr. Leventhal has been a Director since 1992.

     Frank V. Sica is a Managing Director of Soros Fund Management LLC and head of Soros Fund Management's Private Equity Operations. He is director of CSG Systems International, Inc., a computer software company, Global TeleSystems Group, Inc., a telecommunications company, Kohl's Corporation, a retail company, and Outboard Marine Corporation, a manufacturer of marine engines and boats. Prior to joining Soros in 1998, Mr. Sica had been a Managing Director at Morgan Stanley Dean Witter & Co. Incorporated. Mr. Sica has been a Director since 1998.

     Lawrence B. Sorrel is a general partner of Welsh, Carson, Anderson & Stowe, a private equity investment firm. He is Chairman of the Board of SpectraSite Communications, Inc., an owner and operator of telecommunications towers, and a board member of several private companies. Prior to May 1998, he was a Managing Director of Morgan Stanley Dean Witter & Co. Incorporated, where he had been employed since 1986. Mr. Sorrel has been a Director since 1993.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     We have periodically made interest-bearing loans to various officers and employees. The approximate amount of such indebtedness outstanding at August 31, 1999, and the largest aggregate amount of indebtedness outstanding at any month end during the last fiscal year, was $963,561 for Jeffrey H. Smulyan, Chairman, President and Chief Executive Officer, $158,389 for Doyle L. Rose, Radio Division President and Director, $113,538 for Richard F. Cummings, Executive Vice President -- Programming, and $85,758 for Norman H. Gurwitz, Executive Vice President -- Human Resources and Secretary. These loans bear interest at our cost of senior debt, which at August 31, 1999, was approximately 7.5%.

     During the last fiscal year, we purchased approximately $84,000 in corporate gifts and specialty items from a company owned by the spouse of Norman
H. Gurwitz. Part of these purchases were awarded through competitive bids. Also during the last fiscal year, we made payments of approximately $235,000 to a company owned by Mr. Smulyan for use of an airplane to transport employees to various trade shows and meetings.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information known to us with respect to beneficial ownership of our common stock (1) as of August 31, 1999 and (2) immediately following our concurrent offering of Class A Common Stock by:

     - each person known to us to be the beneficial owner of more than five percent of our issued and outstanding common stock;

     -  each director and executive officer;

     -  all officers and directors as a group; and

     -  the selling stockholder in our concurrent offering of Class A Common
        Stock.

     Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

                                           CLASS A COMMON STOCK                CLASS B COMMON STOCK
                               ---------------------------------------------   ---------------------
                               BENEFICIAL OWNERSHIP    BENEFICIAL OWNERSHIP    BENEFICIAL OWNERSHIP
                                 PRIOR TO OFFERING        AFTER OFFERING         PRIOR TO OFFERING
FIVE PERCENT SHAREHOLDERS,     ---------------------   ---------------------   ---------------------
SELLING STOCKHOLDER,                        PERCENT                 PERCENT                 PERCENT
DIRECTORS AND CERTAIN                          OF                      OF                      OF
EXECUTIVE OFFICERS              NUMBER       CLASS      NUMBER       CLASS      NUMBER       CLASS
Jeffrey H. Smulyan...........    244,319(1)  1.8%        244,319(1)  1.4%      3,022,125(13) 100.0%
Susan B. Bayh................     15,100(2)     *         15,100(2)     *             --         *
Walter Z. Berger.............         --        *             --        *             --         *
Richard F. Cummings..........    113,028(3)     *        113,028(3)     *             --         *
Norman H. Gurwitz............     97,976(4)     *         97,976(4)     *             --         *
Gary L. Kaseff...............     31,926(5)     *         31,926(5)     *             --         *
Richard A. Leventhal.........     30,600(6)     *         30,600(6)     *             --         *
Doyle L. Rose................    107,281(7)     *        107,281(7)     *             --         *
Greg A. Nathanson............    122,000(8)     *        122,000(8)     *             --         *
Frank V. Sica................         --        *             --        *             --         *
Lawrence B. Sorrel...........      4,000        *          4,000        *             --         *
Mellon Bank Corporation......  1,301,411(9)   9.7      1,301,411(9)   7.2             --         *
Westport Asset Management,
 Inc.........................  1,001,200(10)   7.5     1,001,200(10)   5.6            --         *
T. Rowe Price Associates,
 Inc.........................    961,500(11)   7.2       961,500(11)   5.4            --         *
All Officers and Directors as
 a Group (11 persons)........    751,509(12)   5.5       751,509(12)   4.1     3,022,125(13)  100.0

                                    CLASS B COMMON STOCK
                               -------------------------------
                                    BENEFICIAL OWNERSHIP         PERCENT
                                       AFTER OFFERING            OF TOTAL
FIVE PERCENT SHAREHOLDERS,     -------------------------------    VOTING
SELLING STOCKHOLDER,           SHARES                 PERCENT     POWER
DIRECTORS AND CERTAIN           BEING                    OF       AFTER
EXECUTIVE OFFICERS             OFFERED    NUMBER       CLASS     OFFERING
Jeffrey H. Smulyan...........  300,000   2,722,125(13) 100.0%     60.8%
Susan B. Bayh................       --          --         *          *
Walter Z. Berger.............       --          --         *          *
Richard F. Cummings..........       --          --         *          *
Norman H. Gurwitz............       --          --         *          *
Gary L. Kaseff...............       --          --         *          *
Richard A. Leventhal.........       --          --         *          *
Doyle L. Rose................       --          --         *          *
Greg A. Nathanson............       --          --         *          *
Frank V. Sica................       --          --         *          *
Lawrence B. Sorrel...........       --          --         *          *
Mellon Bank Corporation......       --          --         *        3.1
Westport Asset Management,
 Inc.........................       --          --         *        2.4
T. Rowe Price Associates,
 Inc.........................       --          --         *        2.3
All Officers and Directors as
 a Group (11 persons)........  300,000   2,722,125(13)  100.0      61.5

------------------------------

*    Less than 1%.

(1) Includes 164,319 shares held by Mr. Smulyan as trustee for the Emmis Communications Corporation Profit Sharing Trust (the "Profit Sharing Trust"), as to which Mr. Smulyan disclaims beneficial ownership.

(2) Consists of 100 shares owned individually and 15,000 shares represented by stock options exercisable within 60 days of August 31, 1999.

(3) Consists of 25,808 shares owned individually, 3,376 shares held for the benefit of Mr. Cummings' children, 1,644 shares held in the Profit Sharing Trust, and 82,200 shares represented by stock options exercisable within 60 days of August 31, 1999.

(4) Consists of 12,080 shares owned jointly by Mr. Gurwitz and his spouse, 490 shares owned by Mr. Gurwitz's spouse, 2,738 shares owned for the benefit of Mr. Gurwitz's children, 10,100 shares owned by a corporation of which Mr. Gurwitz's spouse is a 50% owner, 1,050 shares held in the Profit Sharing Trust and 71,518 shares represented by stock options exercisable within 60 days of August 31, 1999.

(5) Consists of 3,274 shares owned individually by Mr. Kaseff, 1,369 shares owned by Mr. Kaseff's spouse, 283 shares held in the Profit Sharing Trust, and 27,000 shares represented by stock options exercisable within 60 days of August 31, 1999.

(6) Consists of 4,000 shares owned individually, 1,500 shares owned by Mr. Leventhal's spouse, 10,100 shares owned by a corporation of which Mr. Leventhal is a 50% owner and 15,000 shares represented by stock options exercisable within 60 days of August 31, 1999.

(7) Consists of 23,437 shares owned individually, 1,644 shares held in the Profit Sharing Trust, and 82,200 shares represented by stock options exercisable within 60 days of August 31, 1999.

(8) Consists of 100,000 shares owned individually or jointly with his spouse and 22,000 shares owned by a trust for the benefit of Mr. Nathanson's children.

(9)  Information concerning these shares was obtained from an Amendment to
     Schedule 13G filed in February 1999 by Mellon Bank Corporation on behalf of itself, Boston Group Holdings, Inc. and The Boston Company, Inc., each of which has a mailing address c/o Mellon Bank Corporation, One Mellon Bank Center, Pittsburgh, Pennsylvania 15258.

(10) Information concerning these shares was obtained from an Amendment to
     Schedule 13G filed in February 1999 by Westport Asset Management, Inc., which has an address of 253 Riverside Avenue, Westport, Connecticut 06880.

(11) Information concerning these shares was obtained from a Schedule 13G filed in February 1999 by T. Rowe Price Associates, Inc., which has an address of 100 E. Pratt Street, Baltimore, Maryland 21202.

(12) Includes 292,918 shares represented by stock options exercisable within 60 days of August 31, 1999, and 164,319 shares held in the Emmis Communications Corporation Profit Sharing Trust.

(13) Consists of 2,622,125 shares owned individually and 400,000 shares represented by stock options exercisable within 60 days of August 31, 1999. After the Class A Common Stock offering, consists of 2,322,125 shares owned individually and 400,000 shares represented by stock options exercisable within 60 days of August 31, 1999.

                          DESCRIPTION OF COMMON STOCK

GENERAL

     As of August 31, 1999, our authorized capital stock includes 34,000,000 shares of Class A Common Stock, $.01 par value per share, and 6,000,000 shares of Class B Common Stock, $.01 par value per share. Holders of common stock have no preemptive rights. At August 31, 1999, there were 13,371,821 shares of Class A Common Stock outstanding and 1,254,949 shares reserved for issuance upon the exercise of outstanding stock options, and there were 2,622,125 shares of Class B Common Stock outstanding and 500,000 shares reserved for issuance upon the exercise of outstanding stock options.

     Our shares of Class A Common Stock currently outstanding are traded on the Nasdaq National Market under the symbol EMMS. We anticipate that any additional shares of Class A Common Stock issued under this prospectus will also be so traded.

     Under Indiana law, shareholders are generally not liable for our debts or obligations. All shares of common stock issued will be duly authorized, fully paid, and non-assessable.

DIVIDENDS

     Holders of record of shares of common stock on the record date fixed by our board of directors are entitled to receive such dividends as may be declared by the board of directors out of funds legally available for such distributions. Emmis may not declare or pay dividends in cash or property on any share of any class of common stock, however, unless simultaneously the same dividend is declared or paid on each share of the other class of common stock. In the case of any stock dividend, holders of Class A Common Stock are entitled to receive the same percentage dividend (payable in shares of Class A Common Stock) as the holders of Class B Common Stock receive (payable in shares of Class B Common Stock). The payment of common stock dividends is currently prohibited by our credit facility and restricted by the indenture relating to our subordinated notes.

VOTING RIGHTS

     Holders of shares of Class A Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of the shareholders, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes, except:

     -  for the election of two directors;

     - with respect to any proposed "going private" transaction (as defined below) between the Company and Jeffrey H. Smulyan (the holder of all shares of the Class B Common Stock), or an affiliate of Mr. Smulyan, or any group of which Mr. Smulyan or an affiliate of Mr. Smulyan is a member; and

     -  as otherwise provided by law.

     In the election of directors, the holders of Class A Common Stock are entitled to vote as a separate class to elect two of our directors, who must be independent directors. For this purpose, an "independent director" means a person who is not an Emmis officer or employee, and who does not have a relationship which, in the opinion of the board of directors, would interfere with the exercise of independent judgement in carrying out the responsibilities of a director. The holders of Class A Common Stock and Class B Common Stock are entitled to elect the remaining directors by voting as a single class with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes. Holders of common stock are not entitled to cumulate votes in the election of directors.

     The holders of Class A Common Stock and Class B Common Stock vote as a single class with respect to any proposed "going private" transaction, with each share of each class of common stock entitled to one vote per share. A "going private" transaction is any "Rule 13e-3 Transaction," as that term is defined in Rule 13e-3 promulgated under the Exchange Act, between Emmis and Mr. Smulyan, any affiliate of Mr. Smulyan or any group of which Mr. Smulyan or an affiliate of Mr. Smulyan is a member. An "affiliate" is defined as:

     - any individual or entity who or that, directly or indirectly, controls, is controlled by, or is under common control with Mr. Smulyan;

     - any corporation or organization (other than Emmis or a majority-owned subsidiary of Emmis) of which Mr. Smulyan is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of voting securities, or in which Mr. Smulyan has a substantial beneficial interest;

     - a voting trust or similar arrangement pursuant to which Mr. Smulyan generally controls the vote of the shares of common stock held by or subject to such trust or arrangement;

     - any other trust or estate in which Mr. Smulyan has a substantial beneficial interest or as to which Mr. Smulyan serves as trustee or in a similar fiduciary capacity; or

     - any relative or spouse of Mr. Smulyan, or any relative of such spouse, who has the same residence as Mr. Smulyan.

     Under Indiana law, the affirmative vote of the holders of a majority of the outstanding shares of any class of capital stock is required to approve, among other things, a change in the designation, rights, preferences or limitations of the shares of such class of capital stock.

LIQUIDATION RIGHTS

     Upon liquidation, dissolution or winding-up of Emmis, the holders of Class A Common Stock are entitled to share ratably with the holders of Class B Common Stock in all assets available for distribution after payment in full of creditors and payment in full to any holders of our preferred stock then outstanding of any amount required to be paid under the terms of such preferred stock.

OTHER PROVISIONS

     Each share of Class B Common Stock is convertible, at the option of its holder, into one share of Class A Common Stock at any time. One share of Class B Common Stock converts automatically and without the requirement of any further action into one share of Class A Common Stock upon its sale or other transfer to a person or entity other than Mr. Smulyan or an affiliate of Mr. Smulyan. A pledge of shares of Class B Common Stock is not considered a transfer for this purpose unless the pledge is enforced. All outstanding shares of Class B Common Stock will convert automatically and without the requirement of any further action into an equivalent number of shares of Class A Common Stock upon the earlier of Mr. Smulyan's death or his ceasing to own at least 1,520,000 shares of common stock, as adjusted for any stock splits or stock dividends. The holders of common stock are not entitled to preemptive rights.

     In any merger, consolidation or business combination, the consideration to be received per share by holders of Class A Common Stock must be identical to that received by holders of Class B Common Stock, except that in any such transaction in which shares of common stock are distributed, such shares may differ as to voting rights to the extent that voting rights now differ among the classes of common stock. No class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless concurrently the other classes of common stock are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

FOREIGN OWNERSHIP

     Our articles of incorporation restrict the ownership, voting and transfer of our capital stock, including the Class A Common Stock, in accordance with the Communications Act and the rules of the FCC, to prohibit ownership of more than 25% of our outstanding capital stock or more than 25% of the voting rights it represents by or for the account of aliens (as defined in the Communications
Act) or corporations otherwise subject to domination or control by aliens. The articles of incorporation authorize our board of directors to prohibit any transfer of our capital stock that would cause Emmis to violate this prohibition. In addition, the articles of incorporation provide that shares of our capital stock determined by the board of directors to be beneficially owned by an alien shall always be subject to redemption by Emmis by action of the board of directors to the extent necessary, in the judgment of the board of directors, to comply with the alien ownership restrictions of the Communications Act and FCC rules. The articles of incorporation further authorize our board of directors to adopt such provisions as it deems necessary to enforce these alien ownership restrictions.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for our common stock is First Union National Bank, Charlotte, North Carolina.

                 DESCRIPTION OF THE CONVERTIBLE PREFERRED STOCK

     The following summary of the terms of our convertible preferred stock is subject to, and qualified in its entirety by reference to, the provisions of the designated rights and preferences with respect to our convertible preferred stock as set forth in our articles of incorporation, a copy of which we will provide upon request.

GENERAL

     Under our articles of incorporation, our board of directors is authorized, without further shareholder action, to issue up to 10,000,000 shares of preferred stock, $.01 par value, in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as are set forth in the designating amendment relating to the
preferred stock. A total of      shares of Series A Cummulative Convertible
Preferred Stock will be authorized. The convertible preferred stock is, and any Class A Common Stock issued upon the conversion or exchange of convertible preferred stock will be, fully paid and nonassessable. The transfer agent, registrar, redemption, conversion and dividend disbursing agent for shares of both the convertible preferred stock and Class A Common Stock into which the convertible preferred stock is convertible will initially be First Union National Bank, Charlotte, North Carolina.

RANKING

     The convertible preferred stock, with respect to dividend distributions and distributions upon the liquidation, winding-up and dissolution of our company, ranks:

     (1) senior to all classes of our common stock and to each other class of capital stock or series of preferred stock established after the issue date of the convertible preferred stock by the board of directors, the terms of which do not expressly provide that it ranks senior to or on a parity with the convertible preferred stock as to dividend distributions and distributions upon the liquidation, winding-up and dissolution of our company;

     (2) ratably with any class of capital stock or series of preferred stock issued by us established after the issue date of the convertible preferred stock by the board of directors, the terms of which expressly provide that such class or series will rank on a parity with the convertible preferred stock as to dividend distributions and distributions upon the liquidation, winding-up and dissolution of our company; and

     (3) subject to certain conditions which include the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding convertible preferred stock, junior to each class of capital stock or series of preferred stock issued by us established after the issue date of the convertible preferred stock by the board of directors, the terms of which expressly provide that such class or series will rank senior to the convertible preferred stock as to dividend distributions and distributions upon liquidation, winding-up and dissolution of our company.

DIVIDENDS

     Holders of the convertible preferred stock will be entitled to receive
cumulative cash dividends at an annual rate of      % of the stated liquidation
preference of $50 per share (equivalent to $           per share), payable
quarterly in arrears out of assets legally available therefor, on              ,
             ,              and              each year commencing February   ,
2000, when, if and as declared by our board of directors. Dividends will accumulate and be cumulative from the issue date whether or not they are declared by our board of directors. Dividends will be payable to holders of record as they appear on our stock register on the applicable record dates fixed by our board of directors, which record dates shall be not more than 60 days nor less than 10 days preceding the payment dates thereof. Dividends payable on the convertible preferred stock for each full dividend period will be computed by dividing the annual rate by four. Dividends payable on the convertible preferred stock for any period less than a full dividend period (based upon the number of days elapsed during the period) will be computed on the basis of a 360-day year consisting of twelve 30-day months. The holders of shares of convertible preferred stock will not be entitled to any dividends, whether payable in cash, property or securities, in excess of the full cumulative dividends. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments which may be in arrears.

     No dividends or distributions, other than a dividend or distribution in any of our stock ranking junior to or ratably with the convertible preferred stock as to dividends and upon liquidation, dissolution or winding up, may be declared, made or paid or set apart for payment upon any of our stock ranking junior to or ratably with the convertible preferred stock as to dividends, nor may any of our stock ranking junior to or ratably with the convertible preferred stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies paid to or made available for a sinking fund for the redemption of any shares of any such stock) by us (except, in general and in both cases, by conversion into or exchange for our stock ranking junior to or ratably with the convertible preferred stock as to dividends and upon liquidation) unless full cumulative dividends have been or contemporaneously are paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the convertible preferred stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition.

     Notwithstanding the foregoing, if full dividends have not been paid on the convertible preferred stock and any other preferred stock ranking ratably with the convertible preferred stock as to dividends, dividends may be declared and paid on the convertible preferred stock and such other ratable preferred stock, only so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on the convertible preferred stock and such other ratable preferred stock will in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the shares of the convertible preferred stock and such other ratable preferred stock bear to each other. Our ability to declare and pay dividends may be limited by applicable Indiana law and the terms of our credit facility and the indenture for our subordinated notes.

     The holders of shares of convertible preferred stock at the close of business on a dividend payment record date will be entitled to receive the dividend payment on those shares on the corresponding dividend payment date notwithstanding the subsequent conversion thereof or our default in payment of the dividend due on that dividend payment date. The holders of shares called for redemption on a redemption date between a dividend record date and the corresponding dividend payment date will be entitled to receive such dividend on such redemption date.

LIQUIDATION PREFERENCE

     In the event of any voluntary or involuntary dissolution, liquidation or winding up of our company, the holders of convertible preferred stock will be entitled to receive and to be paid out of our assets available for distribution to our shareholders, before any payment or distribution is made to holders of our common stock or any other class or series of stock of our company ranking junior to the convertible preferred stock upon liquidation, the stated liquidation preference per share of $50, plus accumulated and unpaid dividends, if any, with respect to each share.

     If upon any voluntary or involuntary dissolution, liquidation or winding up of our company, the amounts payable with respect to the stated liquidation preference and accumulated and unpaid dividends of the convertible preferred stock and any other shares of our stock ranking as to any distribution ratably with the convertible preferred stock are not paid in full, the holders of the convertible preferred stock and of such other shares will share pro rata in proportion to $50 per share plus accumulated and unpaid dividends thereon. After payment in full of amounts owing to the holders of convertible preferred stock on liquidation, such holders will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all of our property or business, other than in connection with the dissolution, liquidation or winding up of the business, nor our merger or consolidation into or with any other corporation, will be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, of our company.

OPTIONAL REDEMPTION

     The convertible preferred stock is not subject to any sinking fund or other
similar provisions. From May   , 2001 to November   , 2002, we may redeem the
convertible preferred stock (the "Provisional Redemption") at a redemption
premium equal to      % of the stated liquidation preference of $50 per share,
plus accumulated and unpaid dividends, if any, whether or not declared to the redemption date (the "Provisional Redemption Date"), if the closing price of our Class A Common Stock on the Nasdaq National Market, or any national securities exchange or authorized quotation system on which our Class A Common Stock is then listed or authorized for quotation, if not so listed, is greater than 150%
of the Conversion Price ($     ), as hereinafter defined, per share for 20
trading days within any 30 consecutive trading day period. If we undertake a Provisional Redemption, holders of convertible preferred stock that we call for redemption will also receive a payment (the "Additional Payment") in an amount equal to the present value of the aggregate value of the dividends (whether or not declared) that would thereafter have been payable on the convertible preferred stock called for redemption from the Provisional Redemption Date to
November   , 2002 (the "Additional Period"). The present value will be calculated using as the discount rate the bond equivalent yield on U.S. Treasury notes or bills having a term nearest in length to that of the Additional Period, calculated as of the day immediately preceding the date on which a notice of Provisional Redemption is mailed.

We will be obligated to make the Additional Payment on all shares of convertible preferred stock that we have called for the Provisional Redemption whether or not those shares of convertible preferred stock that we have called are converted prior to the Provisional Redemption Date.

     Beginning on November   , 2002, we may redeem in cash the convertible
preferred stock, during the twelve-month periods commencing on November   of the
years indicated below, at the following redemption premiums (which are expressed as a percentage of the stated liquidation preference of $50 per share), plus in each case accumulated and unpaid dividends, if any, whether or not declared to the redemption date:

YEAR                                              AMOUNT
2002............................................
2003............................................
2004............................................
2005............................................
2006 and thereafter.............................  100.0%

     We may effect any redemption by delivering notice to the holders of the convertible preferred stock not less than 30 nor more than 60 days prior to the scheduled redemption date.

     In the event that fewer than all the outstanding shares of the convertible preferred stock are to be redeemed, the shares to be redeemed will be determined pro rata or by lot. From and after the applicable redemption date, unless we default in the payment of the redemption price, dividends on the shares of convertible preferred stock to be redeemed on such redemption date will cease to accrue, said shares will no longer be deemed to be outstanding, and all rights of the holders thereof as our shareholders (except the right to receive the redemption price) will cease.

     We cannot redeem any shares of the convertible preferred stock if any dividends on the convertible preferred stock are in arrears unless all dividends in arrears are paid.

VOTING RIGHTS

     Except as required by law, holders of convertible preferred stock will have no voting rights except as set forth below.

     Under Indiana law, the holders of the outstanding shares of preferred stock, which includes the convertible preferred stock and would include any other preferred stock issued in the future, will be entitled to vote as a separate voting group upon a proposed amendment to our articles of incorporation, whether or not entitled to vote thereon by the articles of incorporation, if the amendment would:

     (1) increase or decrease the aggregate number of authorized shares of the class of preferred stock;

     (2) effect an exchange or reclassification of all or part of the shares of the class into shares of another class;

     (3) effect an exchange or reclassification, or create the right of exchange, of all or part of the shares of another class into shares of the class of preferred stock;

     (4) change the designation, rights, preferences, or limitations of all or part of the outstanding shares of the class of preferred stock;

     (5) change the shares of all or part of the class into a different number of shares of the same class of preferred stock;

     (6) create a new class of shares having rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of the class of preferred stock;

     (7) increase the rights, preferences, or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distribution or to dissolution that are prior, superior, or substantially equal to the shares of the class of preferred stock;

     (8) limit or deny an existing preemptive right of all or part of the shares of the class of preferred stock; or

     (9) cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on all or part of the shares of the class of preferred stock.

     If a proposed amendment would affect the convertible preferred stock in one or more of the ways discussed above, the holders of convertible preferred stock are entitled to vote as a separate voting group on the proposed amendment. If a proposed amendment would not affect the convertible preferred stock in one or more of the ways discussed above, the holders are not entitled to vote as a separate voting group on the proposed amendment.

     If the dividends payable on the convertible preferred stock are in arrears for six consecutive quarterly periods, the holders of convertible preferred stock voting separately as a class with the shares of any other preferred stock or preference securities having similar voting rights will be entitled at the next regular or special meeting of our shareholders to elect two directors to our board. Such voting rights and the terms of the directors so elected continue until such time as the dividend arrearage on the convertible preferred stock has been paid in full.


     The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding convertible preferred stock will be required for the issuance of any class or series of stock, or security convertible into our stock, ranking senior to the convertible preferred stock as to dividends, liquidation rights or voting rights and for amendments to our articles of incorporation that would adversely affect the rights of holders of the convertible preferred stock; provided, however, that any issuance of shares of preferred stock which rank ratably with the convertible preferred stock (including the issuance of additional shares of our convertible preferred stock) will not, by itself, be deemed to adversely affect the rights of the holders of the convertible preferred stock. In all such cases, each share of convertible preferred stock will be entitled to one vote.


CONVERSION RIGHTS

     Each outstanding share of the convertible preferred stock will be convertible at any time at the option of the holder into that number of whole shares of our Class A Common Stock as is equal to the stated liquidation
preference of $50, divided by an initial conversion price of $     ,
equivalent to      shares of Class A Common Stock per share of convertible
preferred stock, subject to adjustment as described below. We refer to the initial conversion price and the conversion price as adjusted as the Conversion Price. A share of convertible preferred stock called for redemption will be convertible into shares of Class A Common Stock up to and including, but not after, the close of business on the date fixed for redemption unless we default in the payment of the amount payable upon redemption.

     No fractional shares of Class A Common Stock or securities representing fractional shares of our Class A Common Stock will be issued upon conversion. Any fractional interest in a share of our Class A Common Stock resulting from conversion will be paid in cash based on the last reported sale price of our Class A Common Stock on the Nasdaq National Market, or any national securities exchange or authorized quotation system on which our Class A Common Stock is then listed, or authorized for quotation, if not so listed, at the close of business on the trading day next preceding the date of conversion.

     The Conversion Price is subject to adjustment upon the occurrence of certain events after the issue date in accordance with the provisions of the designating amendment for the convertible preferred stock, including:

     (1) any redemption payment or payment of a dividend or other distribution payable in shares of our common stock to all holders of any class of our capital stock, other than the issuance of shares of common stock in connection with the conversion of convertible preferred stock;


     (2) any issuance to all holders of shares of our common stock of rights, options or warrants entitling them to subscribe for or purchase shares of our common stock or securities convertible into or exchangeable for shares of our common stock at less than the market value as of the record date of such issuance; provided, however, that no adjustment will be made with respect to such a distribution if the holder of shares of convertible preferred stock would be entitled to receive such rights, options or warrants upon conversion at any time of shares of convertible preferred stock into our common stock, or if such rights, options or warrants have expired or been redeemed by us prior to conversion and provided, further, that if such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur;


     (3)  any subdivision, combination or reclassification of our common stock;

     (4) any dividend or distribution to all holders of shares of our common stock, other than a dividend or distribution referred to above, made pursuant to any shareholder rights plan, "poison pill" or similar arrangement and excluding regular dividends and distributions paid exclusively in cash and dividends payable upon the convertible preferred stock;

     (5) any distribution consisting exclusively of cash (excluding any cash portion of distributions referred to in (4) above, or cash distributed upon a merger or consolidation to which (6) below applies) to all holders of shares of our common stock in an aggregate amount that, combined together with (a) all other such all-cash distributions made within the then-preceding 12 months in respect of which no adjustment has been made and (b) any cash and the fair market value of other consideration paid or payable in respect of any tender offer by us or any of our subsidiaries for shares of our common stock concluded within the then preceding 12 months in respect of which no adjustment has been made, exceeds 15% of our market capitalization (defined as the product of the then current market price of our Class A common stock times the number of shares of Class A Common Stock and Class B Common Stock then outstanding on the record date of such distribution);

     (6) the completion of a tender or exchange offer which we or any of our subsidiaries make for shares of our common stock that involves an aggregate consideration that, together with (a) any cash and other consideration payable in a tender or exchange offer by us or any of our subsidiaries for shares of our common stock expiring within the then preceding 12 months in respect of which no adjustment has been made and (b) the aggregate amount of any such all-cash distributions referred to in (5) above to all holders of shares of common stock within the then preceding 12 months in respect of which no adjustments have been made, exceeds 15% of our market capitalization just prior to the expiration of such tender offer; or

     (7) a distribution to all holders of our common stock consisting of evidences of indebtedness, shares of capital stock other than our common stock or assets, including securities, but excluding those dividends, rights, options, warrants and distributions referred to above.

     No adjustment of the Conversion Price will be required to be made until the cumulative adjustments, whether or not made, amount to 1.0% or more of the Conversion Price as last adjusted. Notwithstanding anything to the contrary, no Conversion Price adjustment will be made as a result of the issuance of our common stock on conversion of the convertible preferred stock. Each event requiring adjustment to the Conversion Price will require only a single adjustment even though more than one of the adjustment clauses may be applicable to such event. We reserve the right to make such reductions in the Conversion Price in addition to those required in the foregoing provisions as we consider to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event we elect to make such a reduction in the Conversion Price, we will comply with the requirements of securities laws and related regulations if and to the extent that such laws and regulations are applicable in connection with the reduction of the Conversion Price.

     In the event that, after the issuance of the convertible preferred stock, we distribute rights or warrants (other than those referred to in (2) above) pro rata to all holders of shares of our common stock, subject to the following sentence, the holders of convertible preferred stock will not be entitled to receive such rights or warrants and the Conversion Price will not be subject to adjustment upon any declaration, distribution or exercise of such rights or warrants. The holders of any convertible preferred stock surrendered for conversion will be entitled to receive upon such conversion, so long as any such rights or warrants have not expired or been redeemed by us, in addition to the shares of common stock then issuable upon such conversion (which we call "Conversion Shares"), a number of rights or warrants to be determined as follows:

     - if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants (called the "Distribution Date"), the same number of rights or warrants to which a holder of a number of shares of Class A Common Stock equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions applicable to the rights or warrants; and

     - if such conversion occurs after such Distribution Date, the same number or rights or warrants to which a holder of the number of shares of Class A Common Stock into which such convertible preferred stock was convertible immediately prior to such Distribution Date would have been entitled on such Distribution Date in accordance with the terms and provisions applicable to the rights or warrants.

     In case of any reclassification, consolidation or merger of our company with or into another person or any merger of another person with or into our company, with certain exceptions, or in case of any sale, transfer or conveyance of all or substantially all of our assets, computed on a consolidated basis, each share of convertible preferred stock then outstanding will, without the consent of any holder of convertible preferred stock, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, sale, transfer or conveyance by a holder of the number of shares of our Class A Common Stock into which such convertible preferred stock was convertible immediately prior thereto, after giving effect to any adjustment event.

     In the case of any distribution by us to our stockholders of substantially all of our assets, each holder of convertible preferred stock will participate pro rata in such distribution based on the number of shares of our Class A Common Stock into which such holder's shares of convertible preferred stock would have been convertible immediately prior to such distribution.

CHANGE OF CONTROL

     Notwithstanding the foregoing, upon a change of control of our company, holders of convertible preferred stock will, if the market price per share of our Class A Common Stock at such time is less than the Conversion Price, have a one-time option to convert all of their outstanding shares of convertible preferred stock into shares of our Class A Common Stock at a conversion price equal to the greater of (1) the market price per share of our Class A Common Stock as of the date of the change of control or (2) 66.67% of the market price per share of our Class A Common Stock at the close of trading on the date of issuance of the convertible preferred stock. Such option will be exercisable during a period of not less than 30 days nor more than 60 days commencing on the third business day after notice of the change of control is given by us. In lieu of issuing the shares of our Class A Common Stock issuable upon conversion in the event of a change of control, we may, at our option, make a cash payment equal to the market value of such Class A Common Stock otherwise issuable. Our designating

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

amendment containing the rights and preferences for the convertible preferred stock defines change of control as any of the following events:

     - the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of our assets to any "person or group," as such terms are used in Section 13(d)(3) of the Securities Exchange Act of 1934 other than to Permitted Holders (as defined below);

     - the adoption of a plan relating to the liquidation or dissolution of our company;
     - the acquisition, directly or indirectly, by any person or group, as such terms are used in Section 13(d)(3) of the Securities Exchange Act of 1934 as in effect on the original date of issuance of the convertible preferred stock, other than Permitted Holders, of beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934 as in effect on the original date of issuance of the convertible preferred stock, except that a person will be deemed to have beneficial ownership of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after passage of time) of more than 50% of our total outstanding voting stock; provided, however, that the Permitted Holders beneficially own (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934 as in effect on the issue date), directly or indirectly, in the aggregate a lesser percentage of the total voting power of our voting stock than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of our board of directors; or

     - during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors, together with any new directors whose election by such board of directors or whose nomination for election by our shareholders was approved by a vote of 66 2/3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our board of directors then in office.

     For purposes of the definition of change of control, the term "Permitted Holders" means Jeffrey H. Smulyan, his spouse, lineal descendents and ascendants, heirs, executors or other legal representatives and any trusts or other entities established by or for the benefit of any of the foregoing or established by any of the foregoing for charitable purposes, or any other person or entity in which the foregoing persons or entities exercise control.

     The phrase "all or substantially all" of our assets is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty whether a sale or transfer is of "all or substantially all" of our assets.

BOOK ENTRY; THE DEPOSITORY TRUST COMPANY

     The Depository Trust Company ("DTC") will act as securities depositary for the shares of convertible preferred stock offered by this offering memorandum. The shares of convertible preferred stock will be issued only as fully-registered securities registered in the name of Cede &

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Co., as nominee for DTC. One or more fully-registered global certificates will be issued, representing in the aggregate the total number of shares of convertible preferred stock, and will be deposited with DTC (collectively called the "Global Certificate").

     The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the shares of convertible preferred stock represented by a Global Certificate.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants who deposit securities directly with DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. We call these types of participants "Direct Participants." DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. We refer to these types of participants as "Indirect Participants."

     Purchases of shares of convertible preferred stock within the DTC system must be made by or through Direct Participants, which will receive a credit for the convertible preferred stock on DTC's records. The ownership interest of each actual purchaser of a share of convertible preferred stock, or beneficial owner, is in turn recorded on the Direct or Indirect Participant's records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which they purchased the convertible preferred stock. Transfers of ownership interests in the convertible preferred stock are accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the convertible preferred stock, except upon a resignation of DTC or upon a decision by us to discontinue the book-entry system for the convertible preferred stock.

     To facilitate subsequent transfers, all the convertible preferred stock deposited by participants with DTC is registered in the name of DTC's nominee, Cede & Co. The deposit of shares of convertible preferred stock with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the convertible preferred stock; DTC's records reflect only the identity of the Direct Participants to whose accounts such shares of convertible preferred stock are credited, which may or may not be the beneficial owners. The participants are responsible for keeping account of their holdings on behalf of their customers.

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     Conveyance of notices and other communications by DTC to Direct
Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to beneficial owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices with respect to the shares of convertible preferred stock will be sent to Cede & Co. If less than all of the shares of convertible preferred stock are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such securities to be redeemed.

     Although voting with respect to the convertible preferred stock is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to the convertible preferred stock. Under its usual procedures, DTC would mail a proxy conferring on Direct Participants the right to vote as their interests appear, known as an "Omnibus Proxy," to the Direct Participants as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the convertible preferred stock is credited on the record date -- identified in a listing attached to the Omnibus Proxy. We believe that the arrangements among DTC, Direct and Indirect Participants and beneficial owners will enable the beneficial owners to exercise rights equivalent in substance to the rights that can be directly exercised by a Direct Participant.

     Cash distribution payments on the shares of convertible preferred stock are made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to beneficial owners are governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name," and are the responsibility of such participant and not of DTC or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is our responsibility, disbursement of such payments to Direct Participants is the responsibility of DTC and disbursement of such payments to the beneficial owners is the responsibility of Direct and Indirect Participants.

     Except as provided herein, a beneficial owner in a Global Certificate will not be entitled to receive physical delivery of shares of convertible preferred stock. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the convertible preferred stock, including elections as to form of payment.

     DTC may discontinue providing its services as securities depositary with respect to the convertible preferred stock at any time by giving reasonable notice to us. Under such circumstances, in the event that a successor securities depositary is not obtained, certificates representing the shares of convertible preferred stock will be printed and delivered. If we decide to discontinue use of the system of book-entry transfers through DTC or a successor depositary, certificates representing the shares of convertible preferred stock will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for its accuracy.

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                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

     The following is a summary of certain material United States federal tax considerations relevant to the purchase, ownership and disposition of our convertible preferred stock and common stock. This summary is based on the current provisions of the Internal Revenue Code of 1986, Treasury regulations and judicial and administrative authority, all of which are subject to change, possibly on a retroactive basis. This summary applies only to investors who hold our convertible preferred stock or Class A Common Stock as capital assets, within the meaning of section 1221 of the Internal Revenue Code, and does not discuss the tax consequences to special classes of investors, such as dealers in securities or currencies, financial institutions, tax-exempt entities, life insurance companies, investors holding our convertible preferred stock or common stock as a part of a hedging, short sale or conversion transaction or a straddle, investors whose functional currency is not the United States dollar, persons who hold our convertible preferred stock or Class A Common Stock through partnerships or other pass-through entities, or, except as specifically noted, certain United States expatriates. State, local and foreign tax consequences of ownership of our convertible preferred stock and Class A Common Stock are not summarized.

     We have not requested, and do not intend to request, any rulings from the Internal Revenue Service concerning the federal tax consequences of an investment in our convertible preferred stock or Class A Common Stock. You are advised to consult with your own tax advisor regarding the consequences of acquiring, holding or disposing of our convertible preferred stock or Class A Common Stock in light of current tax laws, your particular investment circumstances, and the application of state, local and foreign tax laws.

     When we refer in this summary to a "United States Holder," we mean a beneficial owner of convertible preferred stock or Class A Common Stock that is:

     - a citizen or resident of the United States for United States federal income tax purposes;

     - a corporation created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

     - an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

     - a trust if a court within the United States is able to exercise primary supervision of the administration of the trust and one or more United States persons has the authority to control all substantial decisions of the trust.

     When we refer in this summary to a "Non-United States Holder," we mean a beneficial owner of convertible preferred stock or Class A Common Stock that is not a United States Holder.

UNITED STATES HOLDERS

     Distributions. A distribution of cash on the convertible preferred stock or Class A Common Stock will be treated as a dividend to the extent of our current or accumulated earnings and profits attributable to the distribution as determined under United States federal income tax principles. The amount of our earnings and profits at any time will depend upon our future actions and financial performance. If the amount of the distribution exceeds our current and

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accumulated earnings and profits attributable to the distribution, the distribution will next be treated as a nontaxable return of capital and will be applied against and reduce your adjusted tax basis in the convertible preferred stock or Class A Common Stock, but not below zero. The reduction in tax basis will increase the amount of any gain, or reduce the amount of any loss, which you would otherwise realize on the sale or other taxable disposition of the convertible preferred stock or Class A Common Stock. If the distribution exceeds both our current and accumulated earnings and profits attributable to the distribution and your adjusted tax basis in your convertible preferred stock or Class A Common Stock, the excess will be treated as capital gain and will be either long-term or short-term capital gain depending on your holding period for the convertible preferred stock or Class A Common Stock.

     Corporate investors in our convertible preferred stock or Class A Common Stock generally should be eligible for the 70% dividends-received deduction with respect to the portion of any distribution on the stock taxable as a dividend. However, corporate investors should consider certain provisions that may limit the availability of a dividend received deduction, including but not limited to the holding period rules of section 246(c) of the Internal Revenue Code, the rules of section 246A which reduce the dividends-received deduction on dividends on certain debt-financed stock, and the rules in section 1059 of the Internal Revenue Code that reduce the basis of stock (and may require recognition of taxable gain) in respect of certain extraordinary dividends, as well as the effect of the dividends-received deduction on the determination of alternative minimum tax liability.

     Optional Redemption for Cash. If we redeem our convertible preferred stock for cash, the redemption will be taxable to you. The redemption generally will be treated as a sale or exchange if you do not own, actually or constructively within the meaning of section 318 of the Internal Revenue Code, any stock of Emmis other than the redeemed convertible preferred stock. If you do own, actually or constructively, other stock of Emmis, a cash redemption of your convertible preferred stock may be taxable in accordance with the treatment described above for distributions. Such treatment as a distribution will not apply if the redemption (1) is "substantially disproportionate" with respect to you under section 302(b)(2) of the Internal Revenue Code, or (2) is "not essentially equivalent to a dividend" under section 302(b)(1) of the Internal Revenue Code. A distribution to you will be "not essentially equivalent to a dividend" if it results in a meaningful reduction in your stock interest in Emmis, which should be the case if your proportionate ownership interest is reduced (taking into account any actual ownership of Class A Common Stock and any stock constructively owned), your relative stock interest in Emmis is minimal, and you exercise no control over our business affairs.

     If a cash redemption of your convertible preferred stock is treated as a sale or exchange, it will result in capital gain or loss equal to the difference between the amount of cash received and your adjusted tax basis in the convertible preferred stock redeemed, except to the extent that the redemption price includes unpaid dividends which we declare prior to the redemption. The capital gain or loss will be long term if you have held the convertible preferred stock for more than one year. Any cash you receive in discharge of declared but unpaid dividends on the convertible preferred stock will be treated as a distribution on the convertible preferred stock to the extent of the declared but unpaid dividends, taxable in accordance with the treatment described above for distributions.

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     If the cash you receive on redemption of your convertible preferred stock is taxed as a dividend, your tax basis (reduced for amounts, if any, treated as return of capital) in the redeemed convertible preferred stock will be transferred to any remaining other Emmis stock you own, subject, in the case of a corporate taxpayer, to reduction or possible gain recognition under section 1059 of the Internal Revenue Code in an amount equal to the nontaxed portion of such dividend. If you do not actually own any other Emmis stock, having a remaining stock interest only constructively, you may lose the benefit of your tax basis in the convertible preferred stock but the tax basis may be shifted to the stock of the related person whose stock you constructively own.

     Under certain circumstances, section 305(c) of the Internal Revenue Code requires that any excess of the redemption price of preferred stock over its issue price be treated as constructively distributed on a periodic basis prior to actual receipt. The convertible preferred stock provides for certain redemption premiums upon optional redemption. In addition, if a dividend on convertible preferred stock is not declared and paid, it will accrue and become payable upon the redemption or conversion of the convertible preferred stock. The tax treatment of such an accrued dividend under section 305(c) is not entirely clear. We intend to take the position that the existence of our optional redemption rights or the accrual of a dividend on the convertible preferred stock does not result in constructive distributions under section 305(c). The Internal Revenue Service might take a different position, however, and, for example, treat the accrued dividends as constructive distributions as they accrue even if no cash distributions are made.

     Conversion. You generally will not recognize gain or loss on conversion of shares of convertible preferred stock into our Class A Common Stock, except with respect to any cash paid in lieu of fractional shares of Class A Common Stock. However, you may recognize gain or dividend income to the extent that you receive cash or Class A Common Stock in respect of dividends in arrears on the convertible preferred stock at the time of conversion into Class A Common Stock. If there is a Provisional Redemption, you will be entitled to receive an additional cash payment representing the present value of the future dividends that would have been payable on your convertible preferred stock ("additional cash amount") when you convert your convertible preferred stock into our Class A Common Stock. Your income tax consequences regarding receipt of the additional cash amount are not entirely clear. The likely result would be to treat the additional cash amount as an additional payment received in connection with the conversion of your convertible preferred stock into Class A Common Stock and any gain you realize on such conversion would be taxable to the extent of the additional cash amount. In that case, the gain would be treated as a dividend or capital gain according to the principles described under "Optional Redemption for Cash." Your tax basis in the Class A Common Stock received upon conversion of convertible preferred stock generally will be equal to your tax basis in the converted preferred stock and the holding period of the Class A Common Stock generally will include your holding period for the converted preferred stock. However, the tax basis of any Class A Common Stock received on conversion which is treated as a dividend will be equal to its fair market value on the date of the distribution and the holding period of that Class A Common Stock will commence on the day after its receipt.

     You may be deemed to have received a constructive distribution of stock taxable as a dividend if the conversion ratio of the convertible preferred stock is adjusted to reflect a cash or

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property distribution on our Class A Common Stock or to prevent dilution in the case of certain issuances of rights or warrants to purchase Class A Common Stock at below market prices. Although an adjustment to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of your interest in Emmis generally will not be considered to result in a constructive distribution of stock, certain of the possible adjustments may trigger this rule. If a nonqualifying adjustment is made, or if we fail to make an adjustment in certain cases, you might be deemed to have received a taxable stock dividend. If so, the amount of the dividend to be included in income would be the fair market value of the additional Class A Common Stock to which you would be entitled by reason of the increase in your proportionate equity interest in Emmis.

     Sale or Other Taxable Disposition. If you sell or dispose of your convertible preferred stock or Class A Common Stock in a taxable transaction other than a redemption or conversion by us, you will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received and your tax basis in the convertible preferred stock or Common Stock. The gain or loss will be long-term capital gain or loss if your holding period for the stock exceeds one year. For corporate taxpayers, long-term capital gains are taxed at the same rate as ordinary income. For individual taxpayers, net capital gains -- the excess of the taxpayer's net long-term capital gains over net short-term capital losses -- are subject to a maximum tax rate of 20% if the stock is held for more than one year. The deductibility of capital losses is restricted and generally may only be used to reduce capital gains to the extent thereof.

NON-UNITED STATES HOLDERS

     Distributions. Distributions received by you as a Non-United States Holder in respect of the convertible preferred stock and distributions in respect of Class A Common Stock, to the extent considered dividends for United States federal income tax purposes, generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividend is effectively connected with your conduct of a trade or business within the United States or, where a tax treaty applies, is attributable to a United States permanent establishment you maintain. If the dividend is effectively connected with your conduct of a trade or business within the United States or, where a tax treaty applies, is attributable to your United States permanent establishment, the dividend will be subject to federal income tax on a net income basis at applicable graduated individual or corporate rates and, provided an appropriate certification is met, will be exempt from the 30% withholding tax.

     In addition to the graduated rate described above, dividends received by a corporate Non-United States Holder that are effectively connected with a United States trade or business or, where a tax treaty applies, is attributable to your United States permanent establishment, may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate specified by an applicable income tax treaty.

     For purposes of obtaining a reduced rate of withholding under an income tax treaty, you will be required to provide certain information concerning your country of residence and entitlement to tax treaty benefits. If you claim exemption from withholding with respect to dividends

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effectively connected with your conduct of a business within the United States, you will be required to provide an appropriate certification to Emmis or its paying agent. If you are eligible for a reduced rate of United States federal withholding tax you may obtain a refund of any excess withheld amounts by timely filing an appropriate claim for refund.

     If a distribution exceeds our current and accumulated earnings and profits attributable to the distribution, it will be treated first as a return of your tax basis in the stock to the extent of your basis and then as gain from the sale of a capital asset which would be taxable as described below. Any withholding tax on distributions in excess of our current and accumulated earnings and profits is refundable to you upon the timely filing of an appropriate claim for refund with the Internal Revenue Service.

     Under currently applicable Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country, unless the payor has knowledge to the contrary, for purposes of withholding discussed above, and, under the current interpretation of these Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under Treasury regulations currently scheduled to be effective with respect to dividends paid after December 31, 2000, a Non-United States Holder of Emmis stock who wishes to claim the benefit of an applicable treaty rate, and to avoid backup withholding as discussed below, will be required to satisfy applicable certification and other requirements.

     Disposition of Convertible Preferred Stock or Class A Common
Stock. Generally, you will not be subject to United States federal income tax on any gain recognized upon the sale or other disposition of convertible preferred stock or Class A Common Stock. However, you will be subject to federal income tax on the gain if:

          (1) the gain is effectively connected with your United States trade or business or, if a tax treaty applies, attributable to your United States permanent establishment;

          (2) you are an individual who is a former citizen of the United States who lost such citizenship within the preceding ten-year period, or former long-term resident of the United States who relinquished United States residency on or after February 6, 1995, and the loss of citizenship or permanent residency had as one of its principal purposes the avoidance of United States tax; or

          (3) you are a non-resident alien individual, are present in the United States for 183 days or more days in the taxable year of disposition and either (a) have a "tax home" in the United States for United States federal income tax purposes or (b) the gain is attributable to an office or other fixed place of business you maintain in the United States.

     Redemption and Conversion of Convertible Preferred Stock. As a Non-United States Holder, you generally will not recognize any gain or loss for United States federal income tax purposes upon conversion of convertible preferred stock into Class A Common Stock, except with respect to any cash paid in lieu of fractional shares of Class A Common Stock, which would be subject to the rules described under "Disposition of Convertible Preferred Stock or Common Stock." However, you may recognize gain or dividend income to the extent that you receive cash or Class A Common Stock in respect of dividends in arrears on the convertible preferred stock at the time of conversion into Class A Common Stock or you receive an additional cash amount.

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     A redemption of convertible preferred stock for cash will be an event which will constitute either a dividend to the extent of our current and accumulated earnings and profits or a sale or exchange. See "United States
Holders -- Optional Redemption for Cash." To the extent the redemption is treated as a dividend, the tax consequences are described in "Non-United States Holders -- Distributions," and to the extent the redemption is treated as a sale or exchange, the tax consequences are described in "Non-United States
Holders -- Disposition of Convertible Preferred Stock or Class A Common Stock."

     Federal Estate Taxes. If you are an individual Non-United States Holder, convertible preferred stock or Class A Common Stock you hold or are treated as owning at the time of your death will be included in your United States gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     We generally will be required to report to certain holders of our convertible preferred stock or Class A Common Stock and to the Internal Revenue Service the amount of any dividends paid to the holder in each calendar year and the amounts of tax withheld, if any, with respect to such payments. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which a Non-United States Holder resides under the provisions of an applicable income tax treaty.

     Each holder of convertible preferred stock or Class A Common Stock, other than an exempt holder such as a corporation, tax-exempt organization, qualified pension or profit-sharing trust, individual retirement account, or a nonresident alien individual who provides certification as to his or her status as a nonresident will be required to provide, under penalties of perjury, a certification setting forth the holder's name, address, correct federal taxpayer identification number and a statement that the holder is not subject to backup withholding. If a nonexempt holder fails to provide the required certification, we will be required to withhold 31% of the amount otherwise payable to the holder, and remit the withheld amount to the Internal Revenue Service as a credit against the holder's federal income tax liability. You should consult your own tax advisor regarding your qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

     Payment of the proceeds of a sale of convertible preferred stock of common stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-United States Holder or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of convertible preferred stock or common stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a United States person, a "controlled foreign corporation" for U.S. federal tax purposes, or a foreign person that derives 50% or more of its gross income for a certain period from the conduct of a trade or business in the United States, or, for taxable years beginning after December 31, 2000, a foreign partnership in which one or more United States persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or if the partnership is engaged in a trade or business in the

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United States, such payments will be subject to information reporting unless (1)
such broker has documentary evidence in its records that the beneficial owner is a Non-United States Holder and certain other conditions are met, or (2) the beneficial owner otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

     THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER OF CONVERTIBLE PREFERRED STOCK OR CLASS A COMMON STOCK SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF THE CONVERTIBLE PREFERRED STOCK AND COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FEDERAL INCOME TAX LAWS, AND ANY RECENT OR PROSPECTIVE CHANGES IN APPLICABLE TAX LAWS.

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                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The following summary description of our material indebtedness is qualified in its entirety by reference to the provisions of the various related agreements, certain of which are on file with the Securities and Exchange Commission and to which reference is hereby made.

CREDIT FACILITY

     We amended and restated our senior credit facility with a syndicate of banks and other financial institutions on July 16, 1998. The credit facility provides availability of $650 million in loans, which could be increased to $900 million with the consent of the lenders. The credit facility provided for two lending facilities, as follows:

     - A $400 million senior secured revolving credit facility with a final maturity date of August 31, 2006; and

     - A $250 million senior secured amortizing term loan with a final maturity date of February 28, 2007.

     The credit facility provides for letters of credit to be made available to us not to exceed $50 million. The aggregate amount of outstanding letters of credit and amounts borrowed under the revolving credit facility cannot exceed the revolving credit facility commitment.

     All outstanding amounts under the credit facility bear interest, at our option, at a rate equal to the Eurodollar Rate or an alternative base rate (as such terms are defined in the credit facility) plus a margin. The margin over the Eurodollar Rate or the alternative base rate varies from time to time, depending on our ratio of debt to earnings before interest, taxes, depreciation and amortization (EBITDA), as defined in the credit facility. Interest is due on a calendar quarter basis under the alternative base rate and at least every three months under the Eurodollar Rate.

     The credit facility requires us to maintain interest rate protection agreements through July 2001. The notional amount required varies based upon our ratio of adjusted debt to EBITDA, as defined in the credit facility. The notional amount of the agreements outstanding as of August 31, 1999 was $274 million. The agreements, which expire at various dates ranging from April 2000 to February 2001, establish ceilings of 6.5% to 8.0% on the London Interbank Offered Rate ("LIBOR") interest rate.

     The aggregate amount of the revolving portion of the credit facility reduces quarterly beginning August 31, 2001. Amortization of the outstanding principal amount under the term loan is payable in quarterly installments beginning August 31, 2001.

     Commencing with the fiscal year ending February 28, 2002, in addition to the scheduled amortization/reduction under the credit facility, within 60 days after the end of each fiscal year, the amount now available for borrowing under the credit facility is permanently reduced by 50% of our excess cash flow if the ratio of adjusted debt (as defined in the credit facility) to EBITDA exceeds 4.5 to 1. Excess cash flow is generally defined as EBITDA reduced by the sum of net cash tax payments, capital expenditures, required debt service, increases in working capital (net of cash or cash equivalents) and $5 million. The net proceeds of any sale of certain assets must also be used to permanently reduce borrowings under the credit facility. If the ratio of adjusted debt to EBITDA is less than 5.5 to 1 and certain other conditions are met, we will be permitted in certain circumstances to reborrow the amount of the net proceeds within nine months solely for the purpose of funding an acquisition.

     The credit facility contains various financial and operating covenants and other restrictions with which we must comply, including, among others, restrictions on additional indebtedness, engaging in businesses other than broadcasting and publishing, paying cash dividends, redeeming or repurchasing our capital stock and use of borrowings, as well as requirements to maintain certain financial ratios. The credit facility also prohibits us, under certain circumstances, from making acquisitions and disposing of certain assets without prior consent of the lenders, and provides that an event of default will occur if Jeffrey H. Smulyan ceases to maintain (1) a significant equity investment in Emmis (as specified in the credit facility), (2) the ability to elect a majority of our directors or (3) control of a majority of shareholder voting power. Substantially all of our assets, including the stock of our subsidiaries, are pledged to secure the credit facility.

8 1/8% SENIOR SUBORDINATED NOTES

     We have outstanding $300.0 million aggregate principal amount of our 8 1/8% Senior Subordinated Notes due 2009. The subordinated notes are general unsecured obligations ranking junior in right of payment to all existing and future senior debt, equivalent in right of payment to all our existing and future senior subordinated indebtedness and senior in right of payment to all our existing and future indebtedness expressly subordinated to the notes. The subordinated notes were issued under an indenture dated as of February 16, 1999 between us and IBJ Whitehall Bank and Trust Company, as trustee.

     The subordinated notes will mature on March 15, 2009. Interest on the subordinated notes is payable semi-annually on March 15 and September 15 of each year, commencing on September 15, 1999. The subordinated notes are redeemable at our option, in whole or in part, at any time on or after March 15, 2004, 2005, 2006 and 2007 at 104.063%, 102.708%, 101.354% and 100% of the principal amount thereof, respectively, in each case plus accrued and unpaid interest to the date of redemption. In addition, on or prior to March 15, 2002, we may redeem up to 35% of the original aggregate principal amount of the subordinated notes at a redemption price of 108.125% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, with the net cash proceeds of certain public equity offerings or the sale of stock to one or more strategic investors, provided that at least 65% of the original aggregate principal amount of the subordinated notes remains outstanding immediately after such redemption. Upon the occurrence of a "change of control" as defined in the subordinated notes indenture, we will be required to make an offer to purchase all of the subordinated notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase of the subordinated notes upon a change of control. Our credit facility prohibits us from repurchasing any subordinated notes upon a change of control unless we have paid all amounts outstanding under the credit facility prior thereto.

     The subordinated notes indenture contains certain financial covenants with which we must comply relating to, among other things, the following matters:

     (1) limitation on our payment of cash dividends, repurchase of capital stock, payment of principal on subordinated indebtedness and making of certain investments, unless after giving effect to each such payment, repurchase or investment, certain operating cash flow coverage tests are met, excluding certain permitted payments and investments;

     (2) limitation on our and our subsidiaries' incurrence of additional indebtedness, unless at the time of such incurrence, our ratio of debt to EBITDA would be less than or equal to 7.0 to 1.0, excluding certain permitted incurrences of debt;

     (3) limitation on our and our subsidiaries' incurrence of liens, excluding certain permitted liens;

     (4) limitation on the ability of any of our subsidiaries to create or otherwise cause to exist any encumbrance or restriction on the payment of dividends or other distributions on its capital stock, payment of indebtedness owed to us or any of our other subsidiaries, making of investments in us or any other of our subsidiaries, or transfer of any properties or assets to us or any of our other subsidiaries, excluding permitted encumbrances and restrictions;

     (5) limitation on certain mergers, consolidations and sales of assets by us or our subsidiaries;

     (6)  limitation on certain transactions with our affiliates;

     (7) limitation on the ability of any of our subsidiaries to guarantee or otherwise become liable with respect to any of our indebtedness unless such subsidiary provides for a guarantee of the subordinated notes on the same terms as the guarantee of such indebtedness;

     (8) limitation on certain sale and leaseback transactions by us or our subsidiaries; and

     (9) limitation on certain issuances and sales of capital stock of our subsidiaries.

     The events of default under the subordinated notes indenture include various events of default customary for such type of agreement, including, among others, the failure to pay principal and interest when due on the subordinated notes, cross-defaults on other indebtedness for borrowed monies in excess of $5 million, which indebtedness would therefore include indebtedness outstanding under the credit facility, certain judgments or orders for payment of money in excess of $5 million, and certain events of bankruptcy, insolvency and reorganization.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement
dated            , 1999, the underwriters named below, who are represented by
Donaldson, Lufkin & Jenrette Securities Corporation, Goldman, Sachs & Co., Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated (the "Representatives"), have severally agreed to purchase from us the number of shares of our convertible preferred stock set forth opposite their names below:

                                                                 NUMBER
                        UNDERWRITERS                            OF SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........
Goldman, Sachs & Co.........................................
Deutsche Bank Securities Inc................................
Morgan Stanley & Co. Incorporated...........................
                                                                ---------
     Total..................................................    2,500,000

     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of specific legal matters by their counsel and to specific other conditions. Except for those shares covered by the over-allotment option, the underwriters are obligated to purchase and accept delivery of all the shares if they purchase any of the shares. The over-allotment option is discussed below.

     The underwriters propose to initially offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to some dealers at the public offering price
less a concession not in excess of $     per share. The underwriters may allow,
and these dealers may reallow, a concession not in excess of $     per share on
sales to some other dealers. After the initial offering of the shares to the public, the underwriters may change the public offering price and these concessions.

     The following table shows the underwriting fees we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our convertible preferred stock.

                                                      PAID BY US
                                                ----------------------
                                                    NO          FULL
                                                 EXERCISE     EXERCISE
Per share.....................................   $            $
Total.........................................   $            $

     We will pay the offering expenses, estimated to be $325,000.

     We have granted the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to 375,000 additional shares at the public offering price less the underwriting fees. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to specific conditions, to purchase a number of additional shares proportionate to that underwriter's initial purchase commitment.

     We have agreed to indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

     We and our executive officers and directors have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, subject to some exceptions, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of the convertible preferred stock or Class A Common Stock or any securities convertible into or exercisable or exchangeable for the convertible preferred stock or Class A Common Stock; or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the convertible preferred stock or Class A Common Stock (regardless of whether any of the transactions described in clause (1) or (2) is to be settled by the delivery of the convertible preferred stock or Class A Common Stock or other securities, in cash or otherwise). In addition, for a 90 day period from the date of this prospectus we have agreed not to file any registration statement with respect to the registration of any shares of the convertible preferred stock or Class A Common Stock or any securities convertible into or exercisable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     Donaldson, Lufkin & Jenrette Securities Corporation, Goldman, Sachs & Co., Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated have performed investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses, including serving in February 1999 as initial purchasers of our 8 1/8% Senior Subordinated Notes due 2009. The Representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

     Other than in the United States, no action has been taken by us, the selling stockholder or the underwriters that would permit a public offering of the shares of convertible preferred stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any of these shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of convertible preferred stock included in this offering in any jurisdiction where that would not be permitted or legal.

     In connection with this offering, some underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the convertible preferred stock. Specifically, the underwriters may over-allot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of convertible preferred stock in the open market to cover syndicate short positions or to stabilize the price of the convertible preferred stock. These activities may stabilize or maintain the market price of the convertible preferred stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.


     As described under "Use of Proceeds," pending other uses, all or a portion of the net proceeds of this offering may be used to partially repay amounts outstanding on our credit facility. Several of the underwriters are creditors under the credit facility. Because potentially more than 10% of the proceeds from this offering, not including underwriting compensation, may be received by such underwriters as lenders under the credit facility, this offering is being conducted in accordance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, which requires that the initial public offering price be no higher than that recommended by a "qualified independent underwriter." In accordance with this requirement, Donaldson, Lufkin & Jenrette Securities Corporation has assumed the responsibilities of acting as a qualified independent underwriter and recommended an initial public offering price in compliance with the requirements of Rule 2720 of the Conduct Rules of the NASD. In connection with this offering, Donaldson, Lufkin & Jenrette Securities Corporation has performed due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus forms a part. As compensation for the services of Donaldson, Lufkin & Jenrette Securities Corporation as a qualified independent underwriter, we have agreed to pay Donaldson, Lufkin & Jenrette Securities Corporation $5,000.


                                 LEGAL MATTERS

     Bose McKinney & Evans LLP, Indianapolis, Indiana, will pass upon the legality of the convertible preferred stock offered by this prospectus for us. Ronald E. Elberger, a partner in Bose McKinney & Evans LLP, is an officer of Emmis Communications Corporation. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins, New York, New York.

                                    EXPERTS

     The audited consolidated financial statements and schedule of Emmis Communications Corporation and Subsidiaries as of February 28, 1998 and 1999 and for each of the three years in the period ended February 28, 1999, included in this prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and included herein in reliance upon the authority of said firm as experts in giving said reports.

     The audited financial statements of Tribune New York Radio, Inc. as of December 28, 1997 and for each of the two years in the period ended December 28, 1997 incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and included herein in reliance upon the authority of said firm as experts in giving said reports.

     The audited combined financial statements of SF Broadcasting of Wisconsin, Inc. and SF Multistations, Inc. and Subsidiaries as of December 29, 1996 and December 28, 1997 and for each of the three years in the period ended December 28, 1997, incorporated by reference in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as indicated in their report with respect thereto incorporated by reference herein.

     With respect to the unaudited interim financial information of Emmis Communications Corporation and Subsidiaries for the quarters ended May 31, 1999 and 1998 and August 31, 1999 and 1998, included elsewhere in this prospectus, and incorporated by reference, Arthur Andersen LLP, has applied limited procedures in accordance with professional standards for a review of that information. However, their separate report thereon states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of
Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Section 7 or 11 of the Act.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 with the SEC covering the convertible preferred stock offered by this prospectus, and this prospectus is part of our registration statement. For further information on Emmis and the convertible preferred stock, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents to which we refer you. You should review the full text of these documents because the prospectus may not contain all the information that you may find important. We have included copies of these documents as exhibits to our registration statement.

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York and Chicago. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. Our SEC filings are also available to the public from the SEC's Web Site at http://www.sec.gov.


     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the sale of all the shares of convertible preferred stock to which this prospectus relates or the offering is otherwise terminated.


     - Our Annual Report on Form 10-K (file no. 0-23264) for the fiscal year ended February 28, 1999.

     - Our Quarterly Reports on Form 10-Q (file no. 0-23264) for the fiscal quarters ended May 31, 1999 and August 31, 1999.

     - Our Current Reports on Form 8-K (file no. 0-23264) filed March 15, 1999 and May 6, 1999, and an amendment on Form 8-K/A (file no. 0-23264) filed May 6, 1999.

     - Our Current Reports on Form 8-K (file no. 0-23264) filed May 7, 1998 and December 2, 1998, and an amendment on Form 8-K/A (file no. 0-23264) filed September 29, 1998.

     - The description of our Class A Common Stock contained in our registration statement on Form 8-A (file no. 0-23264), as amended.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:
              Investor Relations
              Emmis Communications Corporation
              One Emmis Plaza, 7th Floor
              40 Monument Circle
              Indianapolis, Indiana 46204
              Telephone: (317) 266-0100

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
THREE YEARS ENDED FEBRUARY 28, 1999
Report of Independent Public Accountants....................  F-2
Consolidated Statements of Operations for the three-year
  period ended
  February 28, 1999.........................................  F-3
Consolidated Balance Sheets, February 28, 1998 and February
  28, 1999..................................................  F-4
Consolidated Statements of Changes in Shareholders' Equity
  for the three-year period ended February 28, 1999.........  F-6
Consolidated Statements of Cash Flows for the three year
  period ended
  February 28, 1999.........................................  F-7
Notes to Consolidated Financial Statements..................  F-10
THREE AND SIX MONTHS ENDED AUGUST 31, 1999
Report of Independent Public Accountants....................  F-40
Condensed Consolidated Statements of Operations for the
  three and six months ended
  August 31, 1998 and 1999 (unaudited)......................  F-41
Condensed Consolidated Balance Sheet at February 28, 1999
  and August 31, 1999 (unaudited)...........................  F-42
Condensed Consolidated Statements of Cash Flows for the six
  months ended
  August 31, 1998 and 1999 (unaudited)......................  F-43
Notes to Condensed Consolidated Financial Statements........  F-44

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES:

     We have audited the accompanying consolidated balance sheets of EMMIS COMMUNICATIONS CORPORATION (an Indiana corporation) and Subsidiaries as of February 28, 1999 and 1998, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emmis Communications Corporation and Subsidiaries as of February 28, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 1999 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP
                                          /s/ ARTHUR ANDERSEN LLP
Indianapolis, Indiana,
April 30, 1999.

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    YEAR ENDED FEBRUARY 28,
                                                                --------------------------------
                                                                  1997        1998        1999
Gross Revenues..............................................    $134,102    $165,324    $274,056
Less Agency Commissions.....................................      20,382      24,741      41,220
                                                                --------    --------    --------
Net Revenues................................................     113,720     140,583     232,836
  Operating expenses........................................      62,433      81,170     143,348
  International business
  Development expenses......................................       1,164         999       1,477
  Corporate expenses........................................       5,929       6,846      10,427
  Time brokerage fee........................................          --       5,667       2,220
  Depreciation and amortization.............................       5,481       7,536      28,314
  Non-cash compensation.....................................       3,465       1,482       4,269
                                                                --------    --------    --------
Operating Income............................................      35,248      36,883      42,781
                                                                --------    --------    --------
Other Income (Expense):
  Interest expense..........................................      (9,633)    (13,772)    (35,650)
  Loss on donation of radio station.........................          --      (4,833)         --
  Other income, net.........................................         325           6       1,914
                                                                --------    --------    --------
    Total other income (expense)............................      (9,308)    (18,599)    (33,736)
                                                                --------    --------    --------
Income before Income Taxes and extraordinary item...........      25,940      18,284       9,045
Provision for Income Taxes..................................      10,500       7,200       6,200
                                                                --------    --------    --------
Income before extraordinary item............................      15,440      11,084       2,845
Extraordinary item, net of tax..............................          --          --       1,597
Net income..................................................    $ 15,440    $ 11,084    $  1,248
                                                                ========    ========    ========
Basic Earnings Per Share:
Income before Extraordinary Item............................       $1.41       $1.02      $ 0.20
Extraordinary Item, Net of Tax..............................          --          --       (0.11)
Net Income..................................................       $1.41       $1.02      $ 0.09
                                                                ========    ========    ========
Diluted Earnings Per Share:
Income before extraordinary item............................       $1.37       $0.98      $ 0.19
Extraordinary item, net of tax..............................          --          --       (0.11)
Net income..................................................       $1.37       $0.98      $ 0.08
                                                                ========    ========    ========

        The accompanying notes to consolidated financial statements are an integral part of these statements.

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES


                          CONSOLIDATED BALANCE SHEETS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                      FEBRUARY 28,
                                                                ------------------------
                                                                  1998           1999
                                     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................    $  5,785      $    6,117
  Accounts receivable, net of allowance for doubtful
    accounts of $1,346 and $1,698 at February 28, 1998 and
    1999, respectively......................................      32,120          51,479
  Current portion of TV program rights......................          --           3,646
  Income tax refunds receivable.............................       4,968              --
  Prepaid expenses and other................................       8,279           9,840
                                                                --------      ----------
      Total current assets..................................      51,152          71,082
                                                                --------      ----------
PROPERTY AND EQUIPMENT:
  Land and buildings........................................       2,192          35,411
  Leasehold improvements....................................       8,188           8,351
  Broadcasting equipment....................................      18,800          63,943
  Office equipment and automobiles..........................      12,144          21,199
  Construction in progress..................................      13,091           3,418
                                                                --------      ----------
                                                                  54,415         132,322
Less -- Accumulated depreciation and amortization...........      20,969          26,262
                                                                --------      ----------
      Total property and equipment, net.....................      33,446         106,060
                                                                --------      ----------
INTANGIBLE ASSETS:
  Broadcast licenses........................................     195,400         711,928
  Trademarks................................................       1,022             756
  Excess of cost over fair value of net assets of purchased
    businesses..............................................      53,297         123,614
  Other intangibles.........................................       5,567           5,632
                                                                --------      ----------
                                                                 255,286         841,930
Less -- Accumulated amortization............................      20,728          39,623
                                                                --------      ----------
      Total intangible assets, net..........................     234,558         802,307
                                                                --------      ----------
OTHER ASSETS:
  Deferred debt issuance costs and cost of interest rate cap agreements, net of accumulated amortization of $692 and
    $839 at February 28, 1998 and 1999, respectively........       3,806          18,907
  TV program rights, net of current portion.................          --           7,836
  Investments...............................................       5,114           5,664
  Deposits and other........................................       5,312           2,975
                                                                --------      ----------
      Total other assets, net...............................      14,232          35,382
                                                                --------      ----------
      Total assets..........................................    $333,388      $1,014,831
                                                                ========      ==========

        The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                     FEBRUARY 28,
                                                                ----------------------
                                                                  1998         1999
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current maturities of other long-term debt................    $  1,499    $      835
  Current portion of TV program rights payable..............          --         9,471
  Accounts payable..........................................      13,140        15,635
  Collection of account receivable on behalf of SF
    Broadcasting and Wabash Valley Broadcasting.............          --         9,016
  Accrued salaries and commission...........................       2,893         4,545
  Accrued interest..........................................       2,421         6,223
  Income tax payable........................................          --        12,057
  Deferred revenue..........................................       7,985         7,238
  Other.....................................................       1,579         4,813
                                                                --------    ----------
      Total current liabilities.............................      29,517        69,833
                                                                --------    ----------
Credit Facility and Senior Subordinated Debt................     215,000       577,000
TV Program Rights Payable, Net of Current Portion...........          --        25,161
Other Long-Term Debt, Net of Current Portion................      14,923        18,805
Other Noncurrent Liabilities................................         604         3,466
Minority Interest...........................................       1,875            --
Deferred Income Taxes.......................................      27,559        85,017
                                                                --------    ----------
      Total liabilities.....................................     289,478       779,282
                                                                ========    ==========
Commitments and Contingencies (Note 10)
Shareholders' Equity:
  Class A common stock, $.01 par value; authorized
    34,000,000 shares; issued and outstanding 8,430,660
    shares and 13,190,207 shares at February 28, 1998 and
    1999, respectively......................................          84           132
  Class B common stock, $.01 par value; authorized 6,000,000 shares; issued and outstanding 2,560,894 shares and
    2,582,265 shares at February 28, 1998 and 1999,
    respectively............................................          26            26
  Additional paid-in capital................................      69,353       260,344
  Accumulated deficit.......................................     (25,553)      (24,305)
  Accumulated other comprehensive income....................          --          (648)
                                                                --------    ----------
      Total shareholders' equity............................      43,910       235,549
                                                                --------    ----------
      Total liabilities and shareholders' equity............    $333,388    $1,014,831
                                                                ========    ==========

        The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES


           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
               FOR THE THREE-YEAR PERIOD ENDED FEBRUARY 28, 1999
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                    CLASS A                CLASS B
                                  COMMON STOCK           COMMON STOCK
                              --------------------   --------------------   ADDITIONAL                 CUMULATIVE       TOTAL
                                SHARES                 SHARES                PAID-IN     ACCUMULATED   TRANSLATION   SHAREHOLDERS
                              OUTSTANDING   AMOUNT   OUTSTANDING   AMOUNT    CAPITAL       DEFICIT     ADJUSTMENTS      EQUITY
Balance, February 29,
1996........................   8,264,940     $ 83     2,606,332     $26      $ 65,852     $(52,077)       $  --        $ 13,884
  Issuance of Class A Common
    Stock in exchange for
    Class B Common Stock....      31,862       --       (31,862)     --            --           --           --              --
  Exercise of stock options
    and related income tax
    benefits................      92,415        1            --      --         1,632           --           --           1,633
  Compensation related to
    granting of stock and
    stock options...........          --       --            --      --         2,715           --           --           2,715
  Issuance of Class A Common
    Stock to profit sharing
    plan....................      21,739       --            --      --           750           --           --             750
  Comprehensive Income:
  Net income................          --       --            --      --            --       15,440           --          15,440
                              ----------     ----     ---------     ---      --------     --------        -----        --------
  Balance, February 28,
    1997....................   8,410,956       84     2,574,470      26        70,949      (36,637)          --          34,422
                              ----------     ----     ---------     ---      --------     --------        -----        --------
  Issuance of Class A Common
    Stock in exchange for
    Class B Common Stock....      13,576       --       (13,576)     --            --           --           --              --
  Exercise of stock options
    and related income tax
    benefits................     106,305        1            --      --         2,966           --           --           2,967
  Compensation related to
    granting of stock and
    stock options...........          --       --            --      --           732           --           --             732
  Issuance of Class A Common
    Stock to profit sharing
    plan....................      15,152       --            --      --           750           --           --             750
  Issuance of Class A Common
    Stock to employees and
    officers and related
    income tax benefits.....      79,115        1            --      --           954           --           --             955
  Purchase of Class A Common
    Stock...................    (194,444)      (2)           --      --        (6,998)          --           --          (7,000)
  Comprehensive Income:
  Net income................          --       --            --      --            --       11,084           --          11,084
                              ----------     ----     ---------     ---      --------     --------        -----        --------
  Balance, February 28,
    1998....................   8,430,660       84     2,560,894      26        69,353      (25,553)          --          43,910
                              ----------     ----     ---------     ---      --------     --------        -----        --------
  Issuance of Class A Common
    Stock in exchange for
    Class B Common Stock....       7,629       --        (7,629)     --            --           --           --              --
  Exercise of stock options
    and related income tax
    benefits................     124,678        2        29,000      --         4,128           --           --           4,130
  Compensation related to
    granting of stock and
    stock options...........          --       --            --      --         3,269           --           --           3,269
  Issuance of Class A Common
    Stock to profit sharing
    plan....................      21,592       --            --      --         1,000           --           --           1,000
  Issuance of Class A Common
    Stock to employees and
    officers and related
    income tax benefits.....       5,648       --            --      --            --           --           --              --
  Equity offering, net of
    costs incurred of
    $10,606.................   4,600,000       46            --      --       182,594           --           --         182,640
  Comprehensive Income:
  Net income................          --       --            --      --            --        1,248           --
  Cumulative translation
    adjustment..............          --       --            --      --            --           --         (648)
  Total comprehensive
    income..................          --       --            --      --            --           --           --             600
                              ----------     ----     ---------     ---      --------     --------        -----        --------
  Balance, February 28,
    1999....................  13,190,207     $132     2,582,265     $26      $260,344     $(24,305)       $(648)       $235,549
                              ==========     ====     =========     ===      ========     ========        =====        ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                     YEAR ENDED FEBRUARY 28,
                                                                ---------------------------------
                                                                  1997        1998        1999
OPERATING ACTIVITIES:
  Net income................................................    $ 15,440    $ 11,084    $   1,248
  Adjustments to reconcile net income to net cash provided
    by operating activities --
    Extraordinary item......................................          --          --        1,597
    Depreciation and amortization of property and
      equipment.............................................       1,639       2,580        9,705
    Amortization of debt issuance costs and cost of interest
      rate cap agreements...................................       1,071       2,183          839
    Amortization of intangible assets.......................       3,842       4,956       18,609
    Amortization of TV program rights.......................          --          --        3,005
    Provision for bad debts.................................         726         802        1,745
    Provision (benefit) for deferred income taxes...........       1,590        (524)       4,953
    Compensation related to stock and stock options
      granted...............................................       2,715         732        3,269
    Contribution to profit sharing plan paid with common
      stock.................................................         750         750        1,000
    Loss on donation of radio station.......................          --       4,833           --
    Cash paid for TV program rights.........................          --          --       (1,469)
    Other...................................................        (195)        357       (1,143)
    (Increase) decrease in certain current assets (net of
      dispositions and acquisitions) --
      Accounts receivable...................................      (2,385)     (8,389)     (21,104)
      Prepaid expenses and other current assets.............      (3,041)     (4,760)        (727)
      Increase (decrease) in certain current liabilities
         (net of dispositions and acquisitions) --
      Accounts payable......................................       2,757       5,560        1,868
      Accrued salaries and commissions......................      (1,999)      1,332        1,337
      Accrued interest......................................        (146)      2,247        3,802
      Deferred revenue......................................         395         292         (747)
      Other current liabilities.............................          26         116        4,486
      (Increase) decrease in deposits and other assets......        (898)     (1,832)       3,435
      Increase (decrease) in other noncurrent liabilities...        (925)        168         (587)
                                                                --------    --------    ---------
         Net cash provided by operating activities..........      21,362      22,487       35,121
                                                                --------    --------    ---------

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

                                                                     YEAR ENDED FEBRUARY 28,
                                                                ---------------------------------
                                                                  1997        1998        1999
INVESTING ACTIVITIES:
  Acquisition of WXTM-FM, WALC-AM and WKKX-FM...............      (6,600)    (36,964)          --
  Acquisition of WTLC-FM and WTLC-AM........................          --     (15,336)          --
  Acquisition of Texas Monthly..............................          --     (37,389)          --
  Acquisition of Cincinnati Magazine........................          --      (1,979)          --
  Acquisition of Network Indiana and AgriAmerica............          --        (709)          --
  Acquisition of WQCD-FM....................................          --          --     (128,550)
  Acquisition of SF Broadcasting............................          --          --     (287,293)
  Acquisition of Wabash Valley Broadcasting.................          --          --      (88,905)
  Purchases of property and equipment.......................      (7,559)    (16,991)     (37,383)
  Initial payment for purchase of Hungarian broadcast
    license.................................................          --      (7,325)          --
  Other.....................................................         240          --          661
                                                                --------    --------    ---------
         Net cash used by investing activities..............     (13,919)   (116,693)    (541,470)
                                                                --------    --------    ---------
FINANCING ACTIVITIES:
  Proceeds of credit facility and senior subordinated
    notes...................................................      19,000     288,378    1,063,000
  Payments on credit facility...............................     (28,102)   (183,928)    (723,500)
  Purchases of interest rate cap agreements and payment of
    loan fees...............................................          --      (4,291)     (19,589)
  Proceeds (purchase) of the Company's Class A
    Common Stock, net of transaction costs..................          --      (7,000)     182,640
  Proceeds from exercise of stock options and income tax
    benefits of certain equity transactions.................       1,632       3,922        4,130
  Other.....................................................          --       1,719           --
                                                                --------    --------    ---------
         Net cash provided (used) by financing activities...      (7,470)     98,800      506,681
                                                                --------    --------    ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............         (27)      4,594          332
CASH AND CASH EQUIVALENTS:
  Beginning of year.........................................       1,218       1,191        5,785
                                                                --------    --------    ---------
  End of year...............................................    $  1,191    $  5,785    $   6,117
                                                                ========    ========    =========
SUPPLEMENTAL DISCLOSURES:
  Cash paid for --
    Interest................................................    $  8,708    $  9,655    $  33,439
    Income taxes............................................       9,180       8,419        1,580
  Non-cash investing and financing transactions --
    Fair value of assets acquired by incurring debt.........          17          32           --
ACQUISITION OF WXTM-FM, WALC-AM AND WKKX-FM:
    Fair value of assets acquired...........................          --    $ 44,564           --
    Cash paid...............................................          --      43,564           --
                                                                            --------
    Liabilities assumed.....................................          --    $  1,000           --
ACQUISITION OF TEXAS MONTHLY:
    Fair value of assets acquired...........................          --    $ 45,421           --
    Cash paid...............................................          --      37,389           --
                                                                            --------
    Liabilities assumed.....................................          --    $  8,032           --

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

                                                                     YEAR ENDED FEBRUARY 28,
                                                                ---------------------------------
                                                                  1997        1998        1999
ACQUISITION OF WQCD-FM:
    Fair value of assets acquired...........................          --          --    $ 201,347
    Cash paid...............................................          --          --      128,550
                                                                                        ---------
    Liabilities assumed.....................................          --          --    $  72,797
ACQUISITION OF SF BROADCASTING:
    Fair value of assets acquired...........................          --          --    $ 346,952
    Cash paid...............................................          --          --      287,293
                                                                                        ---------
    Liabilities assumed.....................................          --          --    $  59,659
ACQUISITION OF WABASH VALLEY BROADCASTING:
    Fair value of assets acquired...........................          --          --    $ 101,055
    Cash paid...............................................          --          --       88,905
                                                                                        ---------
    Liabilities assumed.....................................          --          --    $  12,150

The accompanying notes to consolidated financial statements are an integral part of these statements.

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A. ORGANIZATION

    Emmis Communications Corporation is a diversified media company with radio broadcasting, television broadcasting and magazine publishing operations. The thirteen FM radio stations and three AM radio stations Emmis Communications Corporation owns in the United States serve the nation's three largest radio markets of New York City, Los Angeles and Chicago, as well as St. Louis, Indianapolis and Terre Haute, Indiana. The six television stations, which Emmis Communications Corporation acquired in 1998, are located in New Orleans, Louisiana, Mobile, Alabama, Green Bay, Wisconsin, Honolulu, Hawaii, Fort Myers, Florida and Terre Haute, Indiana. Emmis Communications Corporation also publishes Indianapolis Monthly, Texas Monthly, Cincinnati and Atlanta magazines, has a 54% interest in a national radio station in Hungary (Slager Radio) and engages in certain businesses ancillary to its business, such as broadcast tower leasing and advertising and program consulting.

  B. PRINCIPLES OF CONSOLIDATION

    In fiscal 1999, Emmis Broadcasting Corporation changed its name to Emmis Communications Corporation. The consolidated financial statements include the accounts of Emmis Communications Corporation and its majority owned Subsidiaries. Unless the content otherwise requires, references to Emmis or the Company in these financial statements mean Emmis Communications Corporation and its Subsidiaries. All significant intercompany balances and transactions have been eliminated. Effective in the fourth quarter of fiscal 1999, Emmis began recording 100% of Slager Radio's losses as the minority shareholders' investment had been reduced to zero. When Slager Radio generates net income, Emmis will recognize 100% of their net income to the extent that losses greater than Emmis' 54% interest have been previously recorded.

  C. REVENUE RECOGNITION

    Broadcasting revenue is recognized as advertisements are aired. Publication revenue is recognized in the month of delivery.

  D. TELEVISION PROGRAMMING

    Emmis has agreements with distributors for the rights to television programming over contract periods which generally run from one to five years. Each contract is recorded as an asset and a liability at an amount equal to its gross contractual commitment when the license period begins and the program is available for its first showing. The portion of program contracts which become payable within one year is reflected as a current liability in the accompanying consolidated balance sheet.

    The rights to program materials are reflected in the accompanying consolidated balance sheet at the lower of unamortized cost or estimated net realizable value. Estimated net realizable values are based upon management's expectation of future advertising revenues, net of sales commissions, to be generated by the program material. Amortization of program contract costs is computed under either the straight-line method over the contract period or based on usage, whichever yields the greater amortization for each program on a monthly basis. Program contract costs, estimated by management to be amortized in the succeeding year, are classified as current assets. Program contract liabilities are typically paid on a scheduled basis and are not affected by adjustments for amortization or estimated net realizable value. Certain program contracts provide for the exchange of advertising air time in lieu of cash payments for the rights to such programming. These contracts are recorded as the programs are aired at the estimated fair value of the advertising air time given in exchange for the program rights.

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

  E. INTERNATIONAL BUSINESS DEVELOPMENT EXPENSES

    International business development expenses include the cost of the Company's efforts to identify, investigate and develop international broadcast investments or other international business opportunities.

  F. NON-CASH COMPENSATION

    Non-cash compensation includes compensation expense associated with stock options granted, restricted common stock issued under employment agreements and common stock contributed to the Company's Profit Sharing Plan. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Pro forma disclosure of net income and earnings per share under SFAS No. 123 is presented in Note 9.

  G. CASH AND CASH EQUIVALENTS

    Emmis considers time deposits, money market fund shares, and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

  H. PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Depreciation and amortization are generally computed by the straight-line method over the estimated useful lives of the related assets which are 31.5 years for buildings, not more than 32 years for leasehold improvements, 5 to 7 years for broadcasting equipment, office equipment and automobiles. Maintenance, repairs and minor renewals are expensed; improvements are capitalized. Interest was capitalized in connection with the construction of the Indianapolis office facility. The capitalized interest was recorded as part of the building cost. In fiscal 1999 and 1998 approximately $1,591,000 and $312,000 of interest was capitalized, respectively. No interest was capitalized in fiscal 1997. On a continuing basis, the Company reviews the financial statement carrying value of property and equipment for impairment. If events or changes in circumstances were to indicate that an asset carrying value may not be recoverable, a write-down of the asset would be recorded through a charge to operations.

  I. INTANGIBLE ASSETS

    Intangible assets are recorded at cost. Generally, broadcast licenses, trademarks and the excess of cost over fair value of net assets of purchased businesses are being amortized using the straight-line method over 40 years. The cost of the broadcast license for Slager Radio (totaling approximately $20.8 million) is being amortized over the seven year initial term of the license. The excess of cost over fair value of net assets resulting from the purchase of Texas Monthly (approximately $32.4 million) is being amortized over 15 years. Other intangibles are amortized using the straight-line method over varying periods, not in excess of 10 years.

    Subsequent to the acquisition of an intangible asset, Emmis evaluates whether later events and circumstances indicate the remaining estimated useful life of that asset may warrant revision or that the remaining carrying value of such an asset may not be recoverable. When factors indicate that an intangible asset should be evaluated for possible impairment, Emmis uses an estimate of the related asset's undiscounted future cash flows over the remaining life of that asset in measuring recoverability. If separately identifiable cash flows are not available for an intangible asset (as would generally be the case for the excess of cost over fair value of purchased businesses), Emmis evaluates recoverability based on the expected undiscounted cash flows of the specific business to which the asset relates. If such an analysis indicates that impairment has in fact occurred, Emmis writes down the remaining net book value of the intangible asset to its fair value. For this purpose, fair value is determined using quoted market prices (if available), appraisals or appropriate valuation techniques.

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

  J. INVESTMENTS

    Emmis has a 50% ownership interest in a partnership in which the sole asset is land on which a transmission tower is located. The other owner has voting control of the partnership. This investment of $5,114,000 is accounted for on the equity method of accounting.

  K. DEPOSITS AND OTHER ASSETS

    Deposits and other assets include amounts due from officers, including accrued interest, of $1,654,000 and $1,741,000 at February 28, 1998 and 1999, respectively. Officer loans bear interest at the Company's average borrowing rate of approximately 6.60% and 7.09% for the years ended February 28, 1998 and 1999, respectively.

  L. DEFERRED REVENUE AND BARTER TRANSACTIONS

    Deferred revenue includes deferred magazine subscription revenue and deferred barter revenue. Barter transactions are recorded at the estimated fair value of the product or service received. Broadcast revenue from barter transactions is recognized when commercials are broadcast. The appropriate expense or asset is recognized when merchandise or services are used or received.

  M. INCOME TAXES

    Income taxes are provided based on the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." The liability method measures the expected tax impact of future taxable income or deductions resulting from differences in the tax and financial reporting bases of assets and liabilities reflected in the consolidated balance sheets and the expected tax impact of carryforwards for tax purposes.

  N. FOREIGN CURRENCY TRANSLATION

    The functional currency of Slager Radio is the Hungarian forint. Slager Radio's balance sheet has been translated from forints to the U.S. dollar using the current exchange rate in effect at the balance sheet date. Slager Radio's results of operations have been translated using an average exchange rate for the period. The translation adjustment resulting from the conversion of Slager Radio's financial statements was not significant for the year ended February 28, 1998 and was $648,000 for the year ended February 28,1999. This adjustment is reflected in shareholders' equity in the accompanying balance sheet.

  O. EARNINGS PER SHARE

    Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share", requires dual presentation of basic and diluted earnings per share ("EPS") on the face of the income statement for all entities with complex capital structures like the Company's. Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period (10,942,996, 10,903,333 and 14,452,820 shares for the years ended February 28, 1997, 1998 and 1999, respectively). Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Weighted average common equivalent shares outstanding for the period, considering the effect of employee stock options, are 11,291,225, 11,361,881 and 14,848,171 for the years ended February 28, 1997, 1998 and 1999, respectively. For the years ended February 28, 1997, 1998 and 1999, the difference between the weighted-average shares outstanding used to compute basic and diluted EPS is attributable to dilution caused by stock options.

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

  P. ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Q. ACCOUNTING PRONOUNCEMENTS

    As of March 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". This statement establishes new rules for the reporting and display of comprehensive income and its components. The Company has reported, in addition to net income, the components of other comprehensive income including foreign currency translation adjustments, in its consolidated statements of shareholders' equity. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130. The adoption of this disclosure standard had no impact on the Company's net income or financial position.

    Effective February 28, 1999, the Company adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" (See Note 12). This pronouncement superseded SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise", and establishes new standards for reporting information about operating segments and related disclosures about products, geographic areas, and major customers in annual and interim financial statements. The adoption of SFAS No. 131 does not affect results of operations or financial operation.

    In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued, which establishes accounting and reporting standards for derivative financial instruments and hedging activities. This pronouncement, which is required to be adopted in fiscal years beginning after June 15, 1999, will require, among other things, the Company to recognize all derivatives as either assets or liabilities on the balance sheet at fair value. Derivatives not qualifying as hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in its fair value will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through income or recognized in other comprehensive income. Hedge ineffectiveness, the amount by which the change in the value of a hedge does not exactly offset the change in the value of the hedged item, will be immediately recognized in earnings. Management has not yet determined what the effect of SFAS No. 133 will be on the Company.

  R. RECLASSIFICATIONS

    Certain reclassifications have been made to the February 28, 1997 and 1998 financial statements to be consistent with the February 28, 1999 presentation.

2. COMMON STOCK

    Emmis has authorized 34,000,000 shares of Class A Common Stock, par value $.01 per share, and 6,000,000 shares of Class B Common Stock, par value $.01 per share. The rights of these two classes are essentially identical except that each share of Class B Common Stock has 10 votes with respect to substantially all matters. Class B Common Stock is owned by the principal shareholder (Jeffrey
H. Smulyan). All shares of Class B Common Stock convert to Class A Common Stock upon sale or other transfer to a party unaffiliated with the principal shareholder. The financial statements presented reflect the establishment of the two classes of stock.

    In June 1997, Emmis acquired 194,444 shares of its common stock from Morgan Stanley, Dean Witter, Discover and Co. at $36 per share. The aggregate purchase price of $7.0 million is reflected as a decrease to paid in capital in the accompanying financial statements and was financed through additional borrowings under the Company's Credit Facility.

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

    In June 1998, Emmis completed the sale of 4.6 million shares of its Class A Common Stock at $42.00 per share resulting in total proceeds of $193.0 million. Net proceeds from the offering were used to repay outstanding obligations under the Credit Facility.

3. PREFERRED STOCK

    Emmis has authorized 10,000,000 shares of preferred stock which may be issued with such designations, preferences, limitations and relative rights as Emmis' Board of Directors may authorize. As of February 28, 1998 and 1999, no shares of preferred stock are issued and outstanding.

4. CREDIT FACILITY AND SENIOR SUBORDINATED DEBT

    The Credit Facility and Senior Subordinated Debt was comprised of the following at February 28, 1998 and 1999:

                                                                  1998        1999
                                                                        )(DOLLARS IN
                                                                           THOUSANDS
Credit Facility:
  Revolving Credit Facility.................................    $115,000    $ 27,000
  Term Note.................................................     100,000     250,000
8 1/8% Senior Subordinated Notes Due 2009...................          --     300,000
                                                                --------    --------
Total debt..................................................    $215,000    $577,000
                                                                ========    ========

CREDIT FACILITY

    On July 16, 1998 the Company entered into an amended and restated Credit Facility for $750 million, which may be increased up to $1.0 billion. As a result of the early payoff of the refinanced debt, the Company recorded an extraordinary loss of approximately $1.6 million, net of taxes, related to unamortized deferred debt issuance costs. The amended and restated Credit Facility expires on August 31, 2006, except for the Term Note which matures on February 28, 2007, and is comprised of (1) a $400 million revolving credit facility which is subject to certain adjustments as defined in the Credit Facility, (2) a $250 million term note and (3) a $100 million revolving acquisition credit facility/term note.

    The amended and restated Credit Facility provides for letters of credit to be made available to the Company not to exceed $50 million. The aggregate amount of outstanding letters of credit and amounts borrowed under the revolving credit facility cannot exceed the revolving credit facility commitment. No letters of credit were outstanding at February 28, 1999.

    All outstanding amounts under the Credit Facility bear interest, at the option of Emmis, at a rate equal to the Eurodollar Rate or an alternative base rate (as defined in the Credit Facility) plus a margin. The margin over the Eurodollar Rate or the alternative base rate varies, depending on Emmis' ratio of debt to earnings before interest, taxes, depreciation and amortization (EBITDA), as defined in the agreement. The weighted-average interest rate on borrowings outstanding under the Credit Facility at February 28, 1998 and 1999 was approximately 6.72% and 7.69%, respectively. Interest is due on a calendar quarter basis under the alternative base rate and at least every three months under the Eurodollar Rate. The Credit Facility requires the Company to maintain interest rate protection agreements through July 2001. The notional amount required varies based upon Emmis' ratio of adjusted debt to EBITDA, as defined in the Credit Facility. The notional amount of the agreements at February 28, 1999 totaled $274 million. The agreements, which expire at various dates ranging from April 2000 to February 2001, establish various ceilings on the Credit Facility's underlying base rate approximating a weighted average rate of 7.1% on the three-month LIBOR interest rate. The cost of these agreements is being amortized over the lives of the agreements and the amortization is included as a component of interest expense.

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

    The aggregate amount of the revolving credit facility reduces quarterly beginning August 31, 2001. Amortization of the outstanding principal amount under the term note and revolving acquisition Credit Facility/term note is payable in quarterly installments beginning August 31, 2001. The annual amortization and reduction schedules as of February 28, 1999, assuming the entire $750 million Credit Facility was outstanding prior to the scheduled amortization payments are as follows:

                      SCHEDULED AMORTIZATION/REDUCTION OF
                          CREDIT FACILITY AVAILABILITY

                             (DOLLARS IN THOUSANDS)

                                                                      REVOLVING
                                                                     ACQUISITION
YEAR ENDED                         REVOLVING                       CREDIT FACILITY/
FEBRUARY (29) 28                CREDIT FACILITY     TERM NOTE         TERM NOTE
----------------                 AMORTIZATION      AMORTIZATION      AMORTIZATION       TOTAL
2002........................       $ 40,000          $  1,875          $ 10,000        $ 51,875
2003........................         60,000             2,500            15,000          77,500
2004........................         80,000             2,500            20,000         102,500
2005........................         90,000             2,500            22,500         115,000
2006........................         70,000             2,500            17,500          90,000
2007........................         60,000           238,125            15,000         313,125
                                   --------          --------          --------        --------
Total.......................       $400,000          $250,000          $100,000        $750,000
                                   ========          ========          ========        ========

    Commencing with the fiscal year ending February 28, 2002, in addition to the scheduled amortization/ reduction of the Credit Facility, within 60 days after the end of each fiscal year, the Credit Facility is permanently reduced by 50% of the Company's excess cash flow if the ratio of adjusted debt (as defined in the Credit Facility) to EBITDA exceeds 4.5 to 1. Excess cash flow is generally defined as EBITDA reduced by cash taxes, capital expenditures, required debt service, increases in working capital (net of cash or cash equivalents), and $5,000,000. The net proceeds from any sale of certain assets must also be used to permanently reduce borrowings under the Credit Facility. If the ratio of adjusted debt to EBITDA is less than 5.5 to 1 and certain other conditions are met, the Company will be permitted in certain circumstances to reborrow the amount of the net proceeds within nine months solely for the purpose of funding an acquisition.

    The Credit Facility contains various financial and operating covenants and other restrictions with which Emmis must comply, including, among others, restrictions on additional indebtedness, engaging in businesses other than broadcasting and publishing, paying cash dividends, redeeming or repurchasing capital stock of Emmis and use of borrowings, as well as requirements to maintain certain financial ratios. The Company was in compliance with these covenants at February 28, 1999. The Credit Facility also prohibits Emmis, under certain circumstances, from making acquisitions and disposing of certain assets without the prior consent of the lenders, and provides that an event of default will occur if Jeffrey H. Smulyan ceases to maintain (i) a significant equity investment in Emmis (as specified in the Credit Facility), (ii) the ability to elect a majority of Emmis' directors or (iii) control of a majority of shareholder voting power. Substantially all of Emmis' assets, including the stock of Emmis' subsidiaries, are pledged to secure the Credit Facility.

SENIOR SUBORDINATED NOTES

    On February 12, 1999, the Company issued $300 million of 8 1/8% Senior Subordinated Notes. The Senior Subordinated Notes were sold at 100% of the face amount. The proceeds were used to retire a $25 million promissory note and the related $1.1 million accrued interest due to SF Broadcasting in connection with the purchase of four television stations. The remainder of the proceeds was used to reduce outstanding borrowings under the Credit Facility.

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

In March 1999, the Company filed an Exchange Offer Registration Statement with the SEC to exchange the Senior Subordinated Notes for new Series B Notes (the "Notes") registered under the Securities Act. The terms of the new Series B Notes are identical to the terms of the Senior Subordinated Notes.

    Prior to March 15, 2002, the Company may, at its option, use the net cash proceeds of one or more Public Equity Offerings (as defined), to redeem up to 35% of the aggregate principal amount at a redemption price equal to 108.125% plus accrued and unpaid interest, provided that at least $195.0 million of the aggregate principal amount of the Notes originally issued remains outstanding after such redemption. On or after March 15, 2004 and until March 14, 2007, the Notes will be redeemable at the option of the Company in whole or in part at prices ranging from 104.063% to 101.354% plus accrued and unpaid interest. On or after March 15, 2007, the Notes may be redeemable at 100% plus accrued and unpaid interest. Upon a Change of Control (as defined), the Company is required to make an offer to purchase the Notes then outstanding at a purchase price equal to 101% plus accrued and unpaid interest. Interest on the Notes is payable semi-annually. The Notes have no sinking fund requirements and are due in full on March 15, 2009.

    The Notes are general unsecured obligations of the Company and expressly subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company. The Notes will rank pari passu with any future Senior Subordinated Indebtedness (as defined) and senior to all Subordinated Indebtedness (as defined) of the Company.

    The indenture relating to the Notes contains covenants with respect to the Company which include limitations of indebtedness, restricted payments, transactions with affiliates, issuance and sale of capital stock of restricted subsidiaries, sale/leaseback transactions and mergers, consolidations or sales of substantially all of the Company's assets. The Company was in compliance with these covenants at February 28, 1999.

5. OTHER LONG-TERM DEBT

    Other long term debt was comprised of the following at February 28, 1998 and 1999:

                                                                 1998            1999
                                                                  (DOLLARS)IN THOUSANDS
Hungary:
  License Obligation........................................    $11,800         $13,428
  Bonds Payable.............................................      2,996           2,877
  Notes Payable.............................................      1,448             784
  Other.....................................................        178           2,551
                                                                -------         -------
Total Other Long-Term Debt..................................     16,422          19,640
Less: Current Maturities                                          1,499             835
                                                                -------         -------
Other Long Term Debt, Net of Current Maturities                 $14,923         $18,805
                                                                =======         =======

    The License Obligation is payable to the Hungarian government in Hungarian forints, by Emmis' Hungarian subsidiary in four equal annual installments commencing November 2000. The License Obligation of $13.4 million as of February 28, 1999, is reflected net of an unamortized discount of $1.3 million. The obligation is non-interest bearing, however, in accordance with the license purchase agreement, a Hungarian cost of living adjustment is calculated annually and is payable, concurrent with the principal payments, on the outstanding obligation. the cost of living adjustment is estimated each reporting period and is included in interest expense. Prevailing market interest rates in Hungary exceed inflation by approximately 3%. Accordingly, the License Obligation has been discounted at an imputed interest rate of approximately 3% to reflect the obligation at its fair value.

    The Bonds and Notes Payable are payable by Emmis' Hungarian subsidiary to the minority shareholders of the subsidiary. The Bonds, payable in Hungarian forints, are due on maturity at November 2004 and bear interest at the

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

Hungarian State Bill rate plus 3% (approximately 23.0% and 20.2% at February 28, 1998 and 1999, respectively). Interest is payable semi-annually. The Notes Payable and accrued interest, payable in U.S. dollars, are due on demand and bear interest at prime plus 2% (approximately 10.5% and 9.75% at February 28, 1998 and 1999, respectively).

6. TV PROGRAM RIGHTS PAYABLE

    Future payments required under TV program rights payable as of February 28, 1999, are as follows (in thousands):

2000........................................................    $ 9,471
2001........................................................      7,260
2002........................................................      4,944
2003........................................................      3,450
2004........................................................      2,719
2005 and thereafter.........................................      6,788
                                                                -------
                                                                 34,632
Less: Current Portion of TV Program Rights Payable..........      9,471
                                                                -------
TV Program Rights Payable, Net of Current Portion...........    $25,161
                                                                =======

7. ACQUISITIONS

    On March 31, 1997, Emmis completed its acquisition of substantially all of the assets of radio stations WXTM-FM (formerly WKBQ-FM and WALC-FM), WALC-AM (formerly WKBQ-AM) and WKKX-FM in St. Louis from Zimco, Inc. for approximately $43.6 million in cash, plus an agreement to broadcast approximately $1.0 million in trade spots for Zimco, Inc., over a period of years. Concurrent with the signing of the asset purchase agreement, Emmis entered into a time brokerage agreement which permitted Emmis to operate the acquired stations effective December 1, 1996 through the date of closing. Operating results of these stations are reflected in the consolidated statements of operations commencing December 1, 1996. The purchase price was financed through additional bank borrowings. The acquisition was accounted for as a purchase. In February 1998, the Company donated WALC-AM to a church. The $4.8 million net book value of the station at the time of donation was reflected as a loss on donation of radio station in the accompanying consolidated statement of operations.

    On October 1, 1997, the Company acquired the assets of Network Indiana and AgriAmerica from Wabash Valley Broadcast Corporation for $.7 million in cash. Emmis financed the acquisition through additional bank borrowings. The acquisition was accounted for as a purchase.

    On November 1, 1997, the Company completed its acquisition of substantially all of the assets of WTLC-FM and AM in Indianapolis from Panache Broadcasting, L.P. for approximately $15.3 million in cash. Emmis financed the acquisition through additional bank borrowings. The acquisition was accounted for as a purchase.

    On November 1, 1997, the Company acquired substantially all of the net assets of Cincinnati Magazine from CM Media, Inc. for approximately $2.0 million in cash. Emmis financed the acquisition through additional bank borrowings. The acquisition was accounted for as a purchase.

    Emmis owns a 54% interest in a Hungarian subsidiary (Slager Radio Rt.) which was formed in August 1997. In November 1997, Slager Radio acquired a radio broadcasting license from the Hungarian government at a cost of approximately $19.2 million. The broadcast license has an initial term of seven years and is subject to renewal for an additional five years. Slager Radio began broadcasting on February 16, 1998.

    On February 1, 1998, the Company acquired all of the outstanding capital stock of Mediatex Communications Corporation for approximately $37.4 million in cash plus assumed liabilities of $8.0 million. Mediatex Communications

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

Corporation owns and operates Texas Monthly, a regional magazine. The acquisition was accounted for as a purchase and was financed through additional bank borrowings.

    On June 5, 1998, the Company completed its acquisition of radio station WQCD-FM in New York City (the "WQCD Acquisition") from Tribune New York Radio, Inc. for a cash purchase price of $141.6 million (including transaction costs) less approximately $13.0 million for cash purchase price adjustments relating to taxes plus $20.0 million of net current tax liabilities, $52.5 million of deferred tax liabilities and $0.3 million of assumed liabilities associated with the acquisition. The acquisition was accounted for as a purchase and was financed through additional bank borrowings under its Credit Facility. Effective July 1, 1997 through the date of closing, the Company operated WQCD-FM under a time brokerage agreement.

    On July 16, 1998, the Company completed its acquisition of substantially all of the assets of SF Broadcasting of Wisconsin, Inc. and SF Multistations, Inc. and Subsidiaries (collectively the "SF Acquisition"), the seller, for a cash purchase price of $287.3 million (including transaction costs), a $25 million promissory note due to the former owner, plus assumed program rights payable and other liabilities of approximately $34.7 million. The Company financed the acquisition through a $25 million promissory note (due July 15, 1999, bearing interest at 8%) and borrowings under the Credit Facility. The promissory note was paid in full in February 1999. The SF Acquisition consists of four Fox network affiliated television stations: WLUK-TV in Green Bay, Wisconsin, WVUE-TV in New Orleans, Louisiana, WALA-TV in Mobile, Alabama, and KHON-TV in Honolulu, Hawaii (including McHale Videofilm and satellite stations KAII-TV, Wailuka, Hawaii, and KHAW-TV, Hilo, Hawaii).

    Effective October 1, 1998, the Company completed its acquisition of substantially all of the assets of Wabash Valley Broadcasting Corporation ("the Wabash Acquisition"), the seller, for a cash purchase price of $88.9 million (including transaction costs), plus assumed program rights payable and other liabilities of approximately $12.2 million. The Company financed the acquisition through borrowings under the Credit Facility. The Wabash Acquisition consists of WFTX-TV, a Fox network affiliated television station in Ft. Myers, Florida, WTHI-TV a CBS network affiliated television station in Terre Haute, Indiana, WTHI-FM and AM and WWVR-FM, radio stations located in the Terre Haute, Indiana area.

    The appraisals used to allocate costs for the WQCD-FM Acquisition, the SF Acquisition and the Wabash Acquisition have not been finalized.

8. PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

    A pro forma condensed consolidated statement of operations is presented below for the years ended February 28, 1998 and 1999, assuming the acquisitions of WXTM-FM, WKKX-FM, WTLC-FM and AM, Texas Monthly, and the WQCD Acquisition, SF Acquisition and Wabash Acquisition all had occurred on the first day of the year ended February 28, 1998. Pro forma results for the year ended February 28, 1998, include pro forma adjustments for March and actual results for April through February for the acquisition of WXTM-FM and WKKX-FM, pro forma results for March through June and actual results for July through February for the operation of WQCD-FM under the time brokerage agreement, pro forma results for March through October and actual results for November through February for the acquisition of WTLC-FM and AM, pro forma results for March through January and actual results for February for the acquisition of Texas Monthly, pro forma results for March through February for the SF Acquisition and Wabash Acquisition. Pro forma results for Cincinnati Magazine, Network Indiana and AgriAmerica have been excluded as they are not significant to the consolidated operating results of the Company. Pro forma results for the year ended February 28, 1999, include actual results for March through June 4, 1998 for the operation of WQCD-FM under the time brokerage agreement and actual results from June 5, 1998 through February 28, 1999 for the acquisition of WQCD-FM, pro forma results from March through July 15, 1998 and actual results from July 16, 1998 through February 28, 1999 for the SF Acquisition, and pro forma results from March through September and actual results from October through February for the Wabash Acquisition. Pro forma interest expense, depreciation of property and equipment and amortization expense related to the intangibles resulting from the allocation of the purchase price for the above acquisitions and pro forma amortization of television broadcast rights have been included

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES in the pro forma statements presented below. The appraisals used to allocate costs for the WQCD-FM Acquisition, the SF Acquisition and the Wabash Acquisition have not been finalized.

                                                                         PRO FORMA
                                                                ----------------------------
                                                                   1998             1999
                                                                   (DOLLARS IN THOUSANDS,
                                                                   EXCEPT PER SHARE DATA)
Net revenues................................................    $   241,472      $   263,696
                                                                ===========      ===========
  Broadcast/publishing cash flow............................    $    83,520      $    97,834
                                                                ===========      ===========
  Net income (loss).........................................    $    (4,626)     $    (4,870)
                                                                ===========      ===========
  Basic net income (loss) per share.........................    $     (0.30)     $     (0.31)
                                                                ===========      ===========
  Diluted net income (loss) per share.......................    $     (0.30)     $     (0.31)
                                                                ===========      ===========
  Weighted average shares outstanding:
    Basic...................................................     15,503,333       15,650,080
                                                                ===========      ===========
    Diluted.................................................     15,961,881       16,045,431
                                                                ===========      ===========

    The pro forma condensed consolidated statement of operations presented above does not purport to be indicative of the results that actually would have been obtained if the indicated transactions had been effective at the beginning of the year presented, and is not intended to be a projection of future results or trends.

9. EMPLOYEE BENEFIT PLANS

  A. 1986 STOCK INCENTIVE PLAN AND 1992 NONQUALIFIED STOCK OPTION PLAN

    These stock plans provide for incentive stock options, nonqualified stock options and stock appreciation rights equivalent to 1,112,500 shares of common stock. The options and stock appreciation rights are generally exercisable six months after the date of grant and expire not more than 10 years from the date the options or rights are granted. Stock appreciation rights provide for the issuance of stock or the payment of cash equal to the appreciation in market value of the allocated shares from the date of grant to the date of exercise. When rights are issued with options, exercise of either the option or the right results in the surrender of the other. As of February 28, 1998 and 1999, there were no stock appreciation rights outstanding nor were there any stock appreciation rights issued with options outstanding. Certain stock options awarded remain outstanding as of February 28, 1998 and 1999.

  B. 1994 EQUITY INCENTIVE PLAN

    Effective March 1, 1994, the shareholders of Emmis approved the 1994 Equity Incentive Plan. Under this Plan, awards equivalent to 1,000,000 shares of common stock may be granted. The awards, which have certain restrictions, may be for incentive stock options, nonqualified stock options, shares of restricted stock, stock appreciation rights, performance units or limited stock appreciation rights. Under this Plan, all awards are granted with an exercise price equal to the fair market value of the stock except for shares of restricted stock which may be granted with an exercise price at amounts greater than or equal to the par value of the underlying stock. No more than 500,000 shares of Class B Common Stock are available for grant and issuance under this Plan. As of February 28, 1998 and 1999, the only awards granted under this Plan were for stock options and restricted shares of stock. Certain stock options awarded remain outstanding as of February 28, 1998 and 1999. The stock options under this Plan are generally exercisable one year after the date of grant and expire not more than 10 years from the date of grant. The exercise price of these options are at the fair market value of the stock on the grant date.

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

  C. 1995 EQUITY INCENTIVE PLAN

    Effective March 1, 1995, the shareholders of Emmis approved the 1995 Equity Incentive Plan. Under this Plan, awards equivalent to 650,000 shares of common stock may be granted pursuant to employment agreements discussed in Note 10.

  D. NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

    Effective June 29, 1995, Emmis implemented a Non-Employee Director Stock Option Plan. Under this Plan, each non-employee director, as of January 24, 1995, was granted an option to acquire 5,000 shares of the Company's Class A Common Stock. Thereafter, upon election or appointment of any non-employee director or upon a continuing director becoming a non-employee director, such individual will also become eligible to receive a comparable option. In addition, an equivalent option will be automatically granted on an annual basis to each non-employee director. All awards are granted with an exercise price equal to the fair market value of the stock on the date of grant. Under this Plan, awards equivalent to 75,000 shares of Class A Common Stock are available for grant at February 28, 1999.

  E. 1997 EQUITY INCENTIVE PLAN

    Effective March 1, 1997, the shareholders of Emmis approved the 1997 Equity Incentive Plan. Under this plan, awards equivalent to 1,000,000 shares of common stock may be granted. The awards, which have certain restrictions, may be for incentive stock options, nonqualified stock options, shares of restricted stock, stock appreciation rights or performance units. Under this Plan, all awards are granted with an exercise price equal to the fair market value of the stock except for shares of restricted stock which may be granted with an exercise price at amounts greater than or equal to the par value of the underlying stock. No more than 500,000 shares of Class B Common Stock are available for grant and issuance under this Plan. As of February 28, 1998, there were no awards granted under this Plan. During fiscal 1999, Emmis granted incentive and nonqualified stock options and restricted stock under this Plan. The stock options under this Plan are generally exercisable one year after the date of grant and expire not more than 10 years from the date of grant.

  F. OTHER DISCLOSURES RELATED TO STOCK OPTION AND EQUITY INCENTIVE PLANS

    The Company has historically accounted for its Stock Option Plans in accordance with APB Opinion No. 25 ("APB 25"), under which compensation expense is recognized only to the extent the exercise price of the option is less than the fair market value of the share of stock at the date of grant. During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS
123), which considers the stock options as compensation expense to the Company, based on their fair value at the date of grant. Under this standard, the Company has the option of accounting for employee stock option plans as it currently does or under the new method. The Company has elected to continue to use the APB 25 method for accounting, but has adopted the disclosure requirements of SFAS
123. Accordingly, compensation expense reflected in non-cash compensation in the consolidated statements of operations related to the plans summarized above was $2,715,000, $732,000 and $3,269,000 for the years ended February 1997, 1998 and
1999, respectively. Had compensation expense related to these plans been determined based on fair value at date of grant,

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                         YEAR ENDED FEBRUARY 28,
                                                                -----------------------------------------
                                                                   1997           1998           1999
Net Income:
  As Reported...............................................    $15,440,000    $11,084,000    $ 1,248,000
  Pro Forma.................................................    $11,545,000    $ 8,588,000    ($2,056,000)
Basic EPS:
  As Reported...............................................          $1.41          $1.02           $.09
  Pro Forma.................................................          $1.06           $.79          ($.14)
Diluted EPS:
  As Reported...............................................          $1.37           $.98           $.08
  Pro Forma.................................................          $1.02           $.76          ($.14)

    Because the fair value method of accounting has not been applied to options granted prior to March 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model utilizing the following weighted average assumptions:

                                                                        YEAR ENDED
                                                                       FEBRUARY 28,
                                                                --------------------------
                                                                 1997      1998      1999
Risk-Free Interest Rate:....................................      6.39%     5.78%     5.21%
Expected Life (Years):......................................       7.1       7.5       8.0
Expected Volatility:........................................     41.56%    38.65%    42.12%

    Expected dividend yields were zero for fiscal 1997, 1998 and 1999.

    A summary of the status of options at February 1997, 1998 and 1999 and the related activity for the year is as follows:

                                                1997                    1998                    1999
                                         -------------------    --------------------    --------------------
                                                    WEIGHTED                WEIGHTED                WEIGHTED
                                          NUMBER    AVERAGE      NUMBER     AVERAGE      NUMBER     AVERAGE
                                            OF      EXERCISE       OF       EXERCISE       OF       EXERCISE
                                         OPTIONS     PRICE       OPTIONS     PRICE       OPTIONS     PRICE
Outstanding at Beginning of Year.......   893,888    $15.88     1,232,335    $23.42     1,340,630    $26.95
Granted................................   439,862     35.54       225,200     44.06       586,500     33.14
Exercised..............................   (92,415)    10.01      (106,305)    21.09      (145,362)    21.90
Expired and other......................    (9,000)    33.96       (10,600)    42.47       (10,000)    16.00
Outstanding at End of Year.............  1,232,335    23.42     1,340,630     26.95     1,771,768     29.25
Exercisable at End of Year.............   737,223     16.71     1,055,430     22.76     1,285,268     26.63
Available for Grant....................  1,385,150              2,671,350               2,074,850

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

    During the years ended February 1997, 1998 and 1999 options were granted with an exercise price equal to or less than fair market value of the stock on the date of grant. A summary of the weighted average fair value and exercise price of options granted during 1997, 1998 and 1999 is as follows:

                                               1997                   1998                   1999
                                        -------------------    -------------------    -------------------
                                        WEIGHTED   WEIGHTED    WEIGHTED   WEIGHTED    WEIGHTED   WEIGHTED
                                        AVERAGE    AVERAGE     AVERAGE    AVERAGE     AVERAGE    AVERAGE
                                          FAIR     EXERCISE      FAIR     EXERCISE      FAIR     EXERCISE
                                         PRICE      VALUE       PRICE      VALUE       PRICE      VALUE
Options Granted With an Exercise
Price:
Equal to Fair Market Value of the
  Stock on the Date of Grant..........   $24.46     $42.66      $22.85     $41.20      $20.74     $36.77
Less Than Fair Market Value of the
  Stock on the Date of Grant..........   $24.30     $15.50      $   --     $   --      $37.23     $15.50

    During fiscal 1997 and 1999, 14,800 and 5,000 shares of nonvested stock were granted at a weighted average grant date fair value of $37.20 and $44.75, respectively, under employment agreements. No nonvested stock was granted during fiscal 1998.

    The following information relates to options outstanding and exercisable at February 28, 1999:

        OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
-----------------------------------   ------------------------------------
                           WEIGHTED     WEIGHTED                  WEIGHTED
  RANGE OF                 AVERAGE       AVERAGE                  AVERAGE
  EXERCISE     NUMBER OF   EXERCISE     REMAINING     NUMBER OF   EXERCISE
   PRICES       OPTIONS     PRICE     CONTRACT LIFE    OPTIONS     PRICE
$       3.75     31,250     $ 3.75      3.2 years       31,250     $ 3.75
  9.90-14.85     52,900      12.30      4.6 years       52,900      12.30
 14.85-19.80    602,915      15.55      7.4 years      602,915      15.55
 24.75-29.70     88,925      28.88      6.6 years       88,925      28.88
 29.70-34.65    442,500      33.24      9.4 years       71,000      34.50
 34.65-39.60     87,678      38.50      7.0 years       87,678      38.50
 39.60-44.55    148,800      44.00      7.3 years      148,800      44.00
 44.55-49.50    316,800      46.64      8.4 years      201,800      45.30

    In addition to the benefit plans noted above, Emmis has the following employee benefit plans:

  G. PROFIT SHARING PLAN

    In December 1986, Emmis adopted a profit sharing plan that covers all nonunion employees with one year of service. Contributions to the plan are at the discretion of the Emmis Board of Directors. Contributions to the plan can be made in the form of newly issued Emmis common stock or cash. Historically, all contributions to the plan have been in the form of Emmis common stock. Contributions reflected in non-cash compensation in the consolidated statements of operations were $750,000 for the years ended February 1997 and 1998, and $1,000,000 for the year ended February 1999.

  H. 401(K) RETIREMENT SAVINGS PLAN

    Emmis sponsors two Section 401(k) retirement savings plans. One covers substantially all nonunion employees age 18 years and older who have at least one year of service and the other covers substantially all union employees that meet the same qualifications. The union plan became effective August 1, 1998. Employees may make pretax

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES contributions to the plans up to 15% of their compensation, not to exceed the annual limit prescribed by the Internal Revenue Service. Emmis may make discretionary matching contributions to the plans in the form of shares of the Company's Class A Common Stock. Effective March 1, 1996, Emmis began to match 50% of employee contributions up to $2,000. Emmis' contributions to the plans totaled $273,000, $315,000 and $599,000 for the years ended February 1997, 1998 and 1999, respectively.

  I. DEFINED CONTRIBUTION HEALTH AND RETIREMENT PLAN

    Emmis contributes to a multi-employer defined contribution health and retirement plan for employees who are members of a certain labor union. Amounts charged to expense related to the multi-employer plan were approximately $297,000, $342,000 and $344,000 for the years ended February 1997, 1998 and
1999, respectively.

  J. EMPLOYEE STOCK PURCHASE PLAN

    Effective March 1, 1995, the Company implemented an employee stock purchase plan which permits employees to purchase, via payroll deduction, shares of the Company's Class A Common Stock, at fair market value, up to an amount not to exceed 10% of an employee's annual gross pay.

10. COMMITMENTS AND CONTINGENCIES

  A. OPERATING LEASES

    Emmis leases certain office space, tower space, equipment and automobiles under operating leases expiring at various dates through August 2009. Some of the lease agreements contain renewal options and annual rental escalation clauses (generally tied to the Consumer Price Index or increases in the lessor's operating costs), as well as provisions for payment of utilities and maintenance costs.

    The future minimum rental payments (exclusive of future escalation costs) required by noncancelable operating leases which have remaining terms in excess of one year as of February 28, 1999, are as follows:

PAYABLE IN YEAR                                                  PAYMENTS
ENDING FEBRUARY                                               (IN THOUSANDS)
2000........................................................     $ 4,939
2001........................................................       4,324
2002........................................................       4,090
2003........................................................       3,826
2004........................................................       3,080
Thereafter..................................................      13,852
                                                                 -------
                                                                 $34,111
                                                                 =======

    Minimum payments have not been reduced by minimum sublease rentals of approximately $592,000 due in the future under noncancelable subleases.

    Rent expense totaled $3,025,000, $4,512,000 and $5,945,000 for the years ended February 1997, 1998 and 1999, respectively. Rent expense for the year ended February 1998 and 1999 is net of sublease income of approximately $86,000 and $148,000, respectively.

  B. RADIO BROADCAST AGREEMENTS

    Emmis has entered into agreements to broadcast certain syndicated programs and sporting events. Future payments related to these radio broadcast rights are summarized as follows: Year ended February 2000 -- $1,564,000,

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

2001 -- $1,345,000, 2002 -- $1,276,000, 2003 -- $761,000, 2004 -- $142,000, and
thereafter -- $48,000. Expense related to these broadcast rights totaled $1,383,000, $1,400,000 and $1,492,000 for the years ended February 1997, 1998 and 1999, respectively.

  C. LITIGATION

    Emmis currently and from time to time is involved in litigation incidental to the conduct of its business, but Emmis is not currently a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on the financial position or results of operations of Emmis.

  D. EMPLOYMENT AGREEMENTS

    The Company enters into employment agreements with certain officers and employees. These agreements generally specify base salary, along with bonuses and grants of stock and/or stock options based on certain criteria. Options to purchase up to approximately 100,000 shares of the Company's Class A Common Stock may be granted over the next three years under agreements in place as of February 28, 1999. Additionally, the Company was negotiating several new employment contracts at February 28, 1999 which were expected to be finalized during fiscal 2000.

  E. CONSTRUCTION OF OFFICE BUILDING

    In connection with the acquisition of KHON-TV in Honolulu, Hawaii, in July 1998, Emmis acquired a commitment to complete the construction of new operating facilities, including broadcast equipment, for the station. The project is expected to be completed in the fall of 1999 for an estimated cost of approximately $19.0 million of which $2.7 million has been incurred through February 28, 1999.

11. INCOME TAXES

    The provision for income taxes for the years ended February 1997, 1998 and 1999, consisted of the following:

                                                                 1997          1998         1999
                                                                         (IN THOUSANDS)
Current:
  Federal...................................................    $ 7,535       $6,474       $1,247
  State.....................................................      1,375        1,250           --
                                                                -------       ------       ------
                                                                  8,910        7,724        1,247
                                                                -------       ------       ------
Deferred:
  Federal...................................................      1,328         (759)       3,953
  State.....................................................        262          235        1,000
                                                                -------       ------       ------
                                                                  1,590         (524)       4,953
                                                                -------       ------       ------
Provision for income taxes..................................    $10,500       $7,200       $6,200
                                                                =======       ======       ======

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

    The provision for income taxes for the years ended February 1997, 1998 and 1999, differs from that computed at the Federal statutory corporate tax rate as follows:

                                                                 1997          1998         1999
                                                                         (IN THOUSANDS)
Computed income taxes at 35%................................    $ 9,079       $6,399       $3,166
State income tax............................................      1,064          965          650
Foreign losses..............................................         --           --        1,334
Nondeductible goodwill......................................         --           --        1,324
Other.......................................................        357         (164)        (274)
                                                                -------       ------       ------
Net provision for income taxes..............................    $10,500       $7,200       $6,200
                                                                =======       ======       ======

    The components of deferred tax assets and deferred tax liabilities at February 28, 1998 and 1999, are as follows:

                                                                  1998           1999
                                                                    (IN THOUSANDS)
Deferred tax assets:
  Capital loss carryforwards................................    $  2,914       $    439
  Net operating loss carryforwards..........................       2,587          2,142
  Compensation relating to stock options....................       2,243          3,336
  Other.....................................................       2,739          2,219
  Valuation allowance.......................................      (2,914)        (1,056)
                                                                --------       --------
    Total deferred tax assets...............................       7,569          7,080
                                                                --------       --------
Deferred tax liabilities:
  Intangible assets.........................................     (33,166)       (88,071)
  Other.....................................................      (1,962)        (4,026)
                                                                --------       --------
    Total deferred tax liabilities..........................     (35,128)       (92,097)
                                                                --------       --------
    Net deferred tax liability..............................    $(27,559)      $(85,017)
                                                                ========       ========

    A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. A valuation allowance has been provided for 100% of the capital loss carryforwards available as of February 28, 1998 and 1999, since these loss carryforwards can only be utilized to offset future capital gains with expiration of approximately $730,000 in 2000, and $368,000 in 2002. The expiration of net operating loss carryforwards approximate $692,000 in 2000, $1,486,000 in 2003, $2,623,000 in 2004, and
$2,133,000 thereafter.

12. SEGMENT INFORMATION

    The Company's operations are aligned into three business segments: Radio, Television and Publishing. These business segments are consistent with the Company's management of these businesses and its financial reporting structure.

    The Radio segment includes all 17 of the company's radio stations. The Radio segment derives its revenue from the sale of commercial broadcast inventory. The Television segment consists of six television stations that derive revenue from the sale of commercial broadcast inventory. The Company's Publishing segment consists of four publishing entities which derive revenue from subscriptions and the sale of print advertising inventory.

    The category "Corporate and Other" represents the results of insignificant operations and income and expense not allocated to reportable segments.

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

    The Company's segments operate primarily in the United States with one radio station located in Hungary. Total revenues for the year-ended February 28, 1999 were $3.3 million and total assets as of February 28, 1998 and 1999 were $27.2 million and $20.4 million, respectively, related to the Hungarian radio station. Total revenues for this station were not material for the year ended February 28, 1998. The accounting policies as described in the summary of significant accounting policies are applied consistently across segments.

    The Company evaluates performance of its operating entities based on broadcast cash flow (BCF) and publishing cash flow (PCF). Management believes that BCF and PCF are useful because they provide a meaningful comparison of operating performance between companies in the industry and serve as an indicator of the market value of a group of stations or publishing entities. BCF and PCF are generally recognized by the broadcast and publishing industries as a measure of performance and are used by analysts who report on the performance of broadcasting and publishing groups. BCF and PCF do not take into account Emmis' debt service requirements and other commitments and, accordingly, BCF and PCF are not necessarily indicative of amounts that may be available for dividends, reinvestment in Emmis' business or other discretionary uses. BCF and PCF are not a measure of liquidity or of performance in accordance with generally accepted accounting principles, and should be viewed as a supplement to and not a substitute for our results of operations presented on the basis of generally accepted accounting principles.

                                                                                  CORPORATE
                                             RADIO      TELEVISION   PUBLISHING   AND OTHER    CONSOLIDATED
YEAR ENDED FEBRUARY 28, 1999                                    (DOLLARS IN THOUSANDS)
Net revenues.............................  $  155,028   $   39,623   $  36,476    $    1,709    $  232,836
Operating expenses.......................      84,907       26,130      31,491           820       143,348
                                           ----------   ----------   ----------   ----------    ----------
Broadcast/publishing cash flow...........      70,121       13,493       4,985           889        89,488
International business
  Development expenses...................          --           --          --         1,477         1,477
Corporate expenses.......................          --           --          --        10,427        10,427
Time brokerage fee.......................       2,220           --          --            --         2,220
Depreciation and amortization............      13,990        8,352       4,813         1,159        28,314
Non-cash compensation....................          --           --          --         4,269         4,269
Operating income.........................      53,911        5,141         172       (16,443)       42,781
                                           ----------   ----------   ----------   ----------    ----------
    Total assets.........................  $  460,065   $  439,279   $  44,171    $   71,316    $1,014,831
                                           ==========   ==========   ==========   ==========    ==========

                                                                                  CORPORATE
                                             RADIO      TELEVISION   PUBLISHING   AND OTHER    CONSOLIDATED
YEAR ENDED FEBRUARY 28, 1998                                    (DOLLARS IN THOUSANDS)
Net revenues.............................  $  125,855           --   $  13,586    $    1,142    $  140,583
Operating expenses.......................      67,646           --      12,600           924        81,170
                                           ----------   ----------   ----------   ----------    ----------
Broadcast/publishing cash flow...........      58,209           --         986           218        59,413
International business
  Development expenses...................          --           --          --           999           999
Corporate expenses.......................          --           --          --         6,846         6,846
Time brokerage fee.......................       5,667           --          --            --         5,667
Depreciation and amortization............       7,034           --         294           208         7,536
Non-cash compensation....................          --           --          --         1,482         1,482
Operating income.........................      45,508           --         692        (9,317)       36,883
                                           ----------   ----------   ----------   ----------    ----------
    Total assets.........................  $  255,541   $       --   $  50,086    $   27,761    $  333,388
                                           ==========   ==========   ==========   ==========    ==========

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                                                  CORPORATE
                                                                                     AND
                                              RADIO     TELEVISION   PUBLISHING     OTHER     CONSOLIDATED
YEAR ENDED FEBRUARY 28, 1997                                    (DOLLARS IN THOUSANDS)
Net revenues...............................  $103,292    $     --     $ 9,493     $    935     $  113,720
Operating expenses.........................    52,839          --       8,957          637         62,433
                                             --------    --------     -------     --------     ----------
Broadcast/publishing cash flow.............    50,453          --         536          298         51,287
International business
  Development expenses.....................        --          --          --        1,164          1,164
Corporate expenses.........................        --          --          --        5,929          5,929
Time brokerage fee.........................        --          --          --           --             --
Depreciation and amortization..............     5,098          --         158          225          5,481
Non-cash compensation......................        --          --          --        3,465          3,465
Operating income...........................    45,355          --         378      (10,485)        35,248
                                             --------    --------     -------     --------     ----------
    Total assets...........................  $168,730    $     --     $ 3,652     $ 17,334     $  189,716
                                             ========    ========     =======     ========     ==========

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of financial instruments of Emmis is estimated below based on the methods and assumptions discussed therein.

  A. CASH AND CASH EQUIVALENTS

    The carrying amounts approximate fair value because of the short maturity of these instruments.

  B. LONG-TERM DEBT

    Based upon borrowing rates currently available to the Company for debt with similar terms and the same remaining maturities, the fair value of long-term debt approximated the carrying value at February 28, 1999.

  C. INTEREST RATE CAP AGREEMENTS

    The unamortized cost of interest rate cap agreements included in the February 28, 1999 consolidated balance sheet totals $231,000. The fair value of interest rate caps is estimated by obtaining quotations from brokers and approximates $166,000 at February 28, 1999.

  D. LETTER OF CREDIT

    Fees paid for the Company's $50 million letter of credit approximate fair value based on fees currently charged for similar arrangements.

14. RELATED PARTY TRANSACTIONS

    Two officers of Emmis are partners in a law firm which provides legal services to Emmis. Legal fees paid to this law firm were approximately $296,000, $512,000 and $868,000 for the years ended February 1997, 1998 and 1999, respectively.

15. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND SUBSIDIARY NON-
    GUARANTOR

    Emmis conducts a significant portion of its business through subsidiaries. The Senior Subordinated Notes are fully and unconditionally guaranteed, jointly and severally, by certain direct and indirect subsidiaries (the "Subsidiary

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

Guarantors"). One of Emmis' subsidiaries does not guarantee the Senior Subordinated Notes (the "Non-Guarantor Subsidiary"). The claims of creditors of the Non-Guarantor Subsidiary have priority over the rights of Emmis to receive dividends or distributions from such subsidiary.

    Presented below is condensed consolidating financial information for Emmis, the Subsidiary Guarantors and the Non-Guarantor Subsidiary as of February 28, 1999 and 1998 and for each of the three years in the period ended February 28, 1999.

    The equity method has been used by Emmis with respect to investments in subsidiaries. Separate financial statements for Subsidiary Guarantors are not presented based on management's determination that they do not provide additional information that is material to investors.

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                     CONDENSED CONSOLIDATING BALANCE SHEET
                            AS OF FEBRUARY 28, 1999
                           (IN THOUSANDS OF DOLLARS)

                                                                                  ELIMINATIONS
                                           PARENT                                      AND
                                          COMPANY    SUBSIDIARY    SUBSIDIARY     CONSOLIDATING
                                            ONLY     GUARANTORS   NON-GUARANTOR      ENTRIES      CONSOLIDATED
Current Assets
  Cash and cash equivalents............   $  2,286    $  3,146      $    685        $      --      $    6,117
  Accounts receivable, net.............         --      50,436         1,043               --          51,479
  Current portion of TV program
    rights.............................         --       3,646            --               --           3,646
  Income tax refunds receivable........         --          --            --               --              --
  Prepaid expenses and other...........      5,720       4,048            72               --           9,840
                                          --------    --------      --------        ---------      ----------
      Total current assets.............      8,006      61,276         1,800               --          71,082
Property and equipment, net............     33,769      71,342           949               --         106,060
Intangible assets, net.................        151     785,219        16,937               --         802,307
Investment in affiliates...............    856,701          --            --         (856,701)             --
Other assets, net......................     31,866       7,648           702           (4,834)         35,382
                                          --------    --------      --------        ---------      ----------
      Total assets.....................   $930,493    $925,485      $ 20,388        $(861,535)     $1,014,831
                                          ========    ========      ========        =========      ==========
Current Liabilities
  Current maturities of other long-term
    debt...............................   $     34    $     16      $  2,239        $  (1,454)     $      835
  Current portion of TV program rights
    payable............................         --       9,471            --               --           9,471
  Accounts payable.....................      7,527       7,739           369               --          15,635
  Collection of accounts receivable on
    behalf of SF Broadcasting and
    Wabash Valley Broadcasting.........         --       9,016            --               --           9,016
  Accrued salaries and commissions.....      1,262       2,719           564               --           4,545
  Accrued interest.....................      6,222           1            --               --           6,223
  Income taxes payable.................     11,790         267            --               --          12,057
  Deferred revenue.....................         --       7,238            --               --           7,238
  Other................................        146       4,667            --               --           4,813
                                          --------    --------      --------        ---------      ----------
      Total current liabilities........     26,981      41,134         3,172           (1,454)         69,833
Credit Facility and Senior Subordinated
  Debt.................................    577,000          --            --               --         577,000
TV program rights payable, net of
  current portion......................         --      25,161            --               --          25,161
Other long-term debt, net of current
  portion..............................      2,543         (45)       19,687           (3,380)         18,805
Other noncurrent liabilities...........         (4)      3,470            --               --           3,466
Minority interest......................         --          --            --               --              --
Deferred income taxes..................     87,776      (2,759)           --               --          85,017
                                          --------    --------      --------        ---------      ----------
      Total liabilities................    694,296      66,961        22,859           (4,834)        779,282
Shareholders' Equity
  Class A common stock.................        132          --            --               --             132
  Class B common stock.................         26          --            --               --              26
  Additional paid-in capital...........    260,344          --         4,297           (4,297)        260,344
  Subsidiary investment................         --     637,223            --         (637,223)             --
  Retained earnings (accumulated
    deficit)...........................    (24,305)    221,301        (6,120)        (215,181)        (24,305)
  Accumulated other comprehensive
    income.............................         --          --          (648)              --            (648)
      Total shareholders' equity.......    236,197     858,524        (2,471)        (856,701)        235,549
                                          --------    --------      --------        ---------      ----------
      Total liabilities and
         shareholders' equity..........   $930,493    $925,485      $ 20,388        $(861,535)     $1,014,831
                                          ========    ========      ========        =========      ==========

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED FEBRUARY 28, 1999
                           (IN THOUSANDS OF DOLLARS)

                                                                                  ELIMINATIONS
                                           PARENT                                      AND
                                          COMPANY    SUBSIDIARY    SUBSIDIARY     CONSOLIDATING
                                            ONLY     GUARANTORS   NON-GUARANTOR      ENTRIES      CONSOLIDATED
Net revenues...........................   $  1,709    $227,873      $  3,254        $      --      $  232,836
  Operating expenses...................        820     138,581         3,947               --         143,348
  International business development
    expenses...........................         --       1,477            --               --           1,477
  Corporate expenses...................     10,427          --            --               --          10,427
  Time brokerage agreement fee.........         --       2,220            --               --           2,220
  Depreciation and amortization........      1,159      24,336         2,819               --          28,314
  Non-cash compensation................      3,600         669            --               --           4,269
                                          --------    --------      --------        ---------      ----------
Operating income.......................    (14,297)     60,590        (3,512)              --          42,781
                                          --------    --------      --------        ---------      ----------
Other income (Expense)
  Interest expense.....................    (33,667)       (102)       (3,171)           1,290         (35,650)
  Other income (expense), net..........     74,865     (73,957)          421              585           1,914
                                          --------    --------      --------        ---------      ----------
Total other income (expense)...........     41,198     (74,059)       (2,750)           1,875         (33,736)
                                          --------    --------      --------        ---------      ----------
Income (loss) before income taxes......     26,901     (13,469)       (6,262)           1,875           9,045
Provision (benefit) for income taxes...      9,719      (3,377)         (142)              --           6,200
                                          --------    --------      --------        ---------      ----------
                                            17,182     (10,092)       (6,120)           1,875           2,845
Extraordinary item, net of tax.........     (1,597)         --            --               --          (1,597)
Equity in earnings (loss) of
  subsidiaries.........................    (14,337)         --            --           14,337              --
                                          --------    --------      --------        ---------      ----------
Net income (loss)......................   $  1,248    $(10,092)     $ (6,120)       $  16,212      $    1,248
                                          ========    ========      ========        =========      ==========

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                      FOR THE YEAR ENDED FEBRUARY 28, 1999
                           (IN THOUSANDS OF DOLLARS)

                                                PARENT
                                               COMPANY     SUBSIDIARY    SUBSIDIARY
                                                 ONLY      GUARANTORS   NON-GUARANTOR   ELIMINATIONS   CONSOLIDATED
Operating Activities:
  Net income................................  $    1,248   $ (10,092)      $(6,120)       $ 16,212      $    1,248
    Adjustments to reconcile net income to
      net cash provided (used) by operating
      activities --
    Extraordinary item......................       1,597          --            --              --           1,597
    Depreciation and amortization of
      property and equipment................         779       6,886         2,040              --           9,705
    Amortization of debt issuance costs and
      cost of interest rate cap
      agreements............................         839          --            --              --             839
    Amortization of intangible assets.......         380      17,450           779              --          18,609
    Amortization of TV program rights.......          --       3,005            --              --           3,005
    Provision for bad debts.................          --       1,745            --              --           1,745
    Provision (benefit) for deferred income
      taxes.................................       4,953          --            --              --           4,953
    Noncash compensation....................       3,600         669            --              --           4,269
    Cash paid for TV program rights.........          --      (1,469)           --              --          (1,469)
    Equity in earnings of subsidiaries......      14,337          --            --         (14,337)             --
    Intercompany............................    (522,788)    521,699         2,543          (1,454)             --
    Other...................................         103         629            --          (1,875)         (1,143)
    (Increase) decrease in certain assets
      (net of dispositions and acquisitions)
      --
      Accounts receivable...................         345     (21,835)          386              --         (21,104)
      Prepaid expenses and other current
         assets.............................      (4,725)      4,070           (72)             --            (727)
    Increase (decrease) in certain current
      liabilities (net of dispositions and
      acquisitions) --
      Accounts payable......................       4,146      (2,057)       (1,675)          1,454           1,868
      Accrued salaries and commissions......         236         537           564              --           1,337
      Accrued interest......................       3,801           1            --              --           3,802
      Deferred revenue......................          --        (747)           --              --            (747)
      Other current liabilities.............      (2,625)      6,320           791              --           4,486
    (Increase) decrease in deposits and
      other assets..........................       9,516      (6,408)          327              --           3,435
    Increase (decrease) in other noncurrent
      liabilities...........................         596         248        (1,431)             --            (587)
                                              ----------   ---------       -------        --------      ----------
      Net cash provided (used) by operating
         activities.........................    (483,662)    520,651        (1,868)             --          35,121
                                              ----------   ---------       -------        --------      ----------

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                      FOR THE YEAR ENDED FEBRUARY 28, 1999
                           (IN THOUSANDS OF DOLLARS)

                                                PARENT
                                               COMPANY     SUBSIDIARY    SUBSIDIARY
                                                 ONLY      GUARANTORS   NON-GUARANTOR   ELIMINATIONS   CONSOLIDATED
Investing Activities:
  Acquisition of WQCD-FM....................          --    (128,550)           --              --        (128,550)
  Acquisition of SF Broadcasting............          --    (287,293)           --              --        (287,293)
  Acquisition of Wabash Valley
    Broadcasting............................          --     (88,905)           --              --         (88,905)
  Purchases of property and equipment.......     (21,363)    (13,654)       (2,366)             --         (37,383)
  Other.....................................           7         654            --              --             661
                                              ----------   ---------       -------        --------      ----------
      Net cash used in investing
         activities.........................     (21,356)   (517,748)       (2,366)             --        (541,470)
                                              ----------   ---------       -------        --------      ----------
Financing Activities:
  Proceeds of credit facility and senior
    subordinated notes......................   1,063,000          --            --              --       1,063,000
  Payments on credit facility...............    (723,500)         --            --              --        (723,500)
  Purchase of interest rate cap agreements
    and payment of loan fees................     (19,589)         --            --              --         (19,589)
  Proceeds of the Company's Class A common
    stock, net of transaction costs.........     182,640          --            --              --         182,640
  Proceeds from exercise of stock options
    and income tax benefits of certain
    equity transactions.....................       4,130          --            --              --           4,130
  Other.....................................          --          --            --              --              --
                                              ----------   ---------       -------        --------      ----------
      Net cash provided by financing
         activities.........................     506,681          --            --              --         506,681
                                              ----------   ---------       -------        --------      ----------
Effect of exchange rates on cash............          --          --            --              --              --
Increase (decrease) in cash and cash
  equivalents...............................       1,663       2,903        (4,234)             --             332
Cash and cash equivalents
  Beginning of year.........................         623         243         4,919              --           5,785
                                              ----------   ---------       -------        --------      ----------
  End of year...............................  $    2,286   $   3,146       $   685        $     --      $    6,117
                                              ==========   =========       =======        ========      ==========

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                     CONDENSED CONSOLIDATING BALANCE SHEET
                      FOR THE YEAR ENDED FEBRUARY 28, 1999
                           (IN THOUSANDS OF DOLLARS)

                                                                                       ELIMINATIONS
                                                PARENT                                      AND
                                               COMPANY    SUBSIDIARY    SUBSIDIARY     CONSOLIDATING
                                                 ONLY     GUARANTORS   NON-GUARANTOR      ENTRIES      CONSOLIDATED
Current Assets
  Cash and cash equivalents..................  $    623    $    243       $ 4,919        $      --       $  5,785
  Accounts receivable, net...................       345      30,346         1,429               --         32,120
  Income tax refunds receivable..............     4,968          --            --               --          4,968
  Prepaid expenses and other.................       995       7,284            --               --          8,279
                                               --------    --------       -------        ---------       --------
Total current assets.........................     6,931      37,873         6,348               --         51,152
Property and equipment, net..................    13,295      19,528           623               --         33,446
Intangible assets, net.......................       529     214,797        19,232               --        234,558
Investment in affiliates.....................   257,816          --            --         (257,816)            --
Other assets, net............................    17,892       1,593         1,029           (6,282)        14,232
                                               --------    --------       -------        ---------       --------
Total assets.................................  $296,463    $273,791       $27,232        $(264,098)      $333,388
                                               ========    ========       =======        =========       ========
Current Liabilities
  Current maturities of other long-term
    debt.....................................  $     34    $     17       $ 1,448        $      --       $  1,499
  Accounts payable...........................     3,381       9,169           590               --         13,140
  Accrued salaries and commissions...........     1,026       1,867            --               --          2,893
  Accrued interest...........................     2,421          --            --               --          2,421
  Deferred revenue...........................        --       7,985            --               --          7,985
  Other current liabilities..................     1,189         390            --               --          1,579
                                               --------    --------       -------        ---------       --------
Total current liabilities....................     8,051      19,428         2,038               --         29,517
Credit facility and senior subordinated
  debt.......................................   215,000          --            --               --        215,000
Other long-term debt, net of current
  portion....................................        59          28        21,118           (6,282)        14,923
Other noncurrent liabilities.................     1,884         595            --           (1,875)           604
Minority interest............................        --          --            --            1,875          1,875
Deferred income taxes........................    27,559          --            --               --         27,559
                                               --------    --------       -------        ---------       --------
Total liabilities............................   252,553      20,051        23,156           (6,282)       289,478
Shareholders' Equity
  Class A common stock.......................        84          --            --               --             84
  Class B common stock.......................        26          --            --               --             26
  Additional paid-in capital.................    69,353          --         4,076           (4,076)        69,353
  Subsidiary investment......................        --      22,347            --          (22,347)            --
  Retained earnings/accumulated deficit......   (25,553)    231,393            --         (231,393)       (25,553)
                                               --------    --------       -------        ---------       --------
Total shareholders' equity...................    43,910     253,740         4,076         (257,816)        43,910
                                               --------    --------       -------        ---------       --------
Total liabilities and shareholders' equity...  $296,463    $273,791       $27,232        $(264,098)      $333,388
                                               ========    ========       =======        =========       ========

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED FEBRUARY 28, 1999
                           (IN THOUSANDS OF DOLLARS)

                                                                           ELIMINATIONS
                                                  PARENT                        AND
                                                 COMPANY     SUBSIDIARY    CONSOLIDATING
                                                   ONLY      GUARANTORS       ENTRIES       CONSOLIDATED
Net revenues.................................    $ 1,142      $139,441       $     --         $140,583
  Operating expenses.........................        924        80,246             --           81,170
  International business development
    expenses.................................         --           999             --              999
  Corporate expenses.........................      6,846            --             --            6,846
  Time brokerage agreement fee...............         --         5,667             --            5,667
  Depreciation and amortization..............        171         7,365             --            7,536
  Noncash compensation.......................        818           664             --            1,482
                                                 --------     --------       --------         --------
Operating income.............................     (7,617)       44,500             --           36,883
                                                 --------     --------       --------         --------
Other income (expense)
  Interest expense...........................    (13,766)           (6)            --          (13,772)
  Loss on donation of radio station..........     (4,833)           --             --           (4,833)
  Other income (expense), net................         15            (9)            --                6
                                                 --------     --------       --------         --------
Total other income (expense).................    (18,584)          (15)            --          (18,599)
                                                 --------     --------       --------         --------
Income (loss) before income taxes............    (26,201)       44,485             --           18,284
Provision for income taxes...................    (10,480)       17,680             --            7,200
                                                 --------     --------       --------         --------
                                                 (15,721)       26,805             --           11,084
Equity in earnings (loss) of subsidiaries....     26,805            --        (26,805)              --
                                                 --------     --------       --------         --------
Net income (loss)............................    $11,084      $ 26,805       $(26,805)        $ 11,084
                                                 ========     ========       ========         ========

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                      FOR THE YEAR ENDED FEBRUARY 28, 1998
                           (IN THOUSANDS OF DOLLARS)

                                       PARENT
                                       COMPANY    SUBSIDIARY    SUBSIDIARY
                                        ONLY      GUARANTORS   NON-GUARANTOR   ELIMINATIONS   CONSOLIDATED
Operating Activities:
  Net income (loss).................  $  11,084    $ 26,805       $    --        $(26,805)     $  11,084
    Adjustments to reconcile net
      income to net cash provided
      (used) by operating
      activities --
    Depreciation and amortization of
      property and equipment........        155       2,425            --              --          2,580
    Amortization of debt issuance
      costs and cost of interest
      rate cap agreements...........      2,183          --            --              --          2,183
    Amortization of intangible
      assets........................         16       4,940            --              --          4,956
    Provision for bad debts.........         20         782            --              --            802
    Equity in earnings of
      subsidiaries..................    (26,805)         --            --          26,805             --
    Provision (benefit) for deferred
      income taxes..................       (121)       (403)           --              --           (524)
    Noncash compensation............        818         664            --              --          1,482
    Loss on donation of radio
      station.......................      4,833          --            --              --          4,833
    Other...........................        357          --            --              --            357
    Intercompany....................    (75,327)     68,642         8,560          (1,875)            --
    (Increase) decrease in certain
      assets (net of dispositions
      and acquisitions) --
         Accounts receivable........        797      (7,757)       (1,429)             --         (8,389)
         Prepaid expenses and other
           current assets...........     (5,234)        474            --              --         (4,760)
    Increase (decrease) in certain
      current liabilities (net of
      dispositions and
      acquisitions) --
         Accounts payable...........      1,021       4,058           481              --          5,560
         Accrued salaries and
           commissions..............        779         553            --              --          1,332
         Accrued interest...........      2,247          --            --              --          2,247
         Deferred revenue...........         --         292            --              --            292
         Other current
           liabilities..............      1,084        (968)           --              --            116
    (Increase) decrease in deposits
      and other assets..............       (951)     (6,136)       (1,027)          6,282         (1,832)
    Increase (decrease) in other
      noncurrent liabilities........        (28)        196            --              --            168
                                      ---------    --------       -------        --------      ---------
         Net cash provided (used in)
           operating activities.....    (83,072)     94,567         6,585           4,407         22,487
                                      ---------    --------       -------        --------      ---------

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

         CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS -- (CONTINUED)

                      FOR THE YEAR ENDED FEBRUARY 28, 1998
                           (IN THOUSANDS OF DOLLARS)

                                       PARENT
                                       COMPANY    SUBSIDIARY    SUBSIDIARY
                                        ONLY      GUARANTORS   NON-GUARANTOR   ELIMINATIONS   CONSOLIDATED
Investing Activities:
  Acquisition of WXTM-FM, WALC-AM
    and WKKX-FM.....................         --     (36,964)           --              --        (36,964)
  Acquisition of WTLC-FM and
    WTLC-AM.........................         --     (15,336)           --              --        (15,336)
  Acquisition of Texas Monthly......         --     (37,389)           --              --        (37,389)
  Acquisition of Cincinnati
    Magazine........................         --      (1,979)           --              --         (1,979)
  Acquisition of Network Indiana and
    AgriAmerica.....................         --        (709)           --              --           (709)
  Purchases of property and
    equipment.......................    (13,349)     (3,019)         (623)             --        (16,991)
  Initial payment for purchase of
    Hungarian broadcast license.....         --          --        (7,325)             --         (7,325)
                                      ---------    --------       -------        --------      ---------
    Net cash used in investing
      activities....................    (13,349)    (95,396)       (7,948)             --       (116,693)
                                      ---------    --------       -------        --------      ---------
Financing Activities:
  Proceeds of credit facility.......    288,378          --         6,282          (6,282)       288,378
  Payments on credit facility.......   (183,928)         --            --              --       (183,928)
  Payment on loan fees..............     (4,291)         --            --              --         (4,291)
  Purchase of Company's Class A
    common stock....................     (7,000)         --            --              --         (7,000)
  Proceeds from exercise of stock
    options and income tax benefits
    of certain equity
    transactions....................      3,922          --            --              --          3,922
  Other.............................       (156)         --            --           1,875          1,719
                                      ---------    --------       -------        --------      ---------
      Net cash provided (used) by
         financing activities.......     96,925          --         6,282          (4,407)        98,800
                                      ---------    --------       -------        --------      ---------
Increase (decrease) in cash and cash
  equivalents.......................        504        (829)        4,919              --          4,594
Cash and cash equivalents
  Beginning of year.................        119       1,072            --              --          1,191
                                      ---------    --------       -------        --------      ---------
  End of year.......................  $     623    $    243       $ 4,919        $     --      $   5,785
                                      =========    ========       =======        ========      =========

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED FEBRUARY 28, 1997
                           (IN THOUSANDS OF DOLLARS)

                                                                             ELIMINATIONS
                                                      PARENT                      AND
                                                     COMPANY    SUBSIDIARY   CONSOLIDATING
                                                       ONLY     GUARANTORS      ENTRIES      CONSOLIDATED
Net revenues.......................................  $   935     $112,785      $     --        $113,720
  Operating expenses...............................      638       61,795            --          62,433
  International business development expenses......       --        1,164            --           1,164
  Corporate expenses...............................    5,929           --            --           5,929
  Depreciation and amortization....................      179        5,302            --           5,481
  Non-cash compensation............................    2,702          763            --           3,465
                                                     --------    --------      --------        --------
Operating income...................................   (8,513)      43,761            --          35,248
                                                     --------    --------      --------        --------
Other income (expense)
  Interest expense.................................   (9,573)         (60)           --          (9,633)
  Other income (expense), net......................      351          (26)           --             325
                                                     --------    --------      --------        --------
Total other income (expense).......................   (9,222)         (86)           --          (9,308)
                                                     --------    --------      --------        --------
Income before income taxes.........................  (17,735)      43,675            --          25,940
Provision (benefit) for income taxes...............   (7,094)      17,594            --          10,500
                                                     --------    --------      --------        --------
                                                     (10,641)      26,081            --          15,440
Equity in earnings of subsidiaries.................   26,081           --       (26,081)             --
                                                     --------    --------      --------        --------
Net income (loss)..................................  $15,440     $ 26,081      $(26,081)       $ 15,440
                                                     ========    ========      ========        ========

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                      FOR THE YEAR ENDED FEBRUARY 28, 1997
                           (IN THOUSANDS OF DOLLARS)

                                                      PARENT
                                                     COMPANY    SUBSIDIARY
                                                       ONLY     GUARANTORS   ELIMINATIONS   CONSOLIDATED
Operating Activities:
Net income.........................................  $15,440     $ 26,081      $(26,081)      $ 15,440
  Adjustments to reconcile net income to net cash
    provided by operating activities --
  Depreciation and amortization of property and
    equipment......................................      161        1,478            --          1,639
  Amortization of debt issuance costs and cost of
    interest rate cap agreements...................    1,071           --            --          1,071
  Amortization of intangible assets................       18        3,824            --          3,842
  Provision of bad debts...........................       --          726            --            726
  Equity in earnings of subsidiaries...............  (26,081)          --        26,081             --
  Provision (benefit) for deferred income taxes....       --        1,590            --          1,590
  Non cash compensation............................    2,702          763            --          3,465
  Other............................................     (195)          --            --           (195)
  Intercompany.....................................   21,582      (21,582)           --             --
  (Increase) decrease in certain current assets
    (net of dispositions and acquisitions) --
  Accounts receivable..............................      615       (3,000)           --         (2,385)
  Prepaid expenses and other current assets........     (517)      (2,524)           --         (3,041)
  Increase (decrease) in certain current
    liabilities (net of dispositions and
    acquisitions) --
  Accounts payable.................................    2,020          737            --          2,757
  Accrued salaries and commissions.................     (532)      (1,467)           --         (1,999)
  Accrued interest.................................     (146)          --            --           (146)
  Deferred revenue.................................       --          395            --            395
  Other current liabilities........................      (57)          83            --             26
  (Increase) decrease in deposits and other
    assets.........................................   (1,353)         455            --           (898)
  Increase (decrease) in other noncurrent
    liabilities....................................       --         (925)           --           (925)
    Net cash provided by operating activities......   14,728        6,634            --         21,362
Investing Activities:
  Acquisition of WXTM-FM, WALC-AM and WKKX-FM......   (6,600)          --            --         (6,600)
  Purchases of property and equipment..............   (1,102)      (6,457)           --         (7,559)
  Other............................................      240           --            --            240
                                                     --------    --------      --------       --------
    Net cash used in investing activities..........   (7,462)      (6,457)           --        (13,919)
                                                     --------    --------      --------       --------
Financing Activities:
  Proceeds of credit facility......................   19,000           --            --         19,000
  Payments on credit facility......................  (28,102)          --            --        (28,102)
  Proceeds from exercise of stock options and
    income tax benefits of certain equity
    transactions...................................    1,632           --            --          1,632
                                                     --------    --------      --------       --------
    Net cash used in financing activities..........   (7,470)          --            --         (7,470)
                                                     --------    --------      --------       --------
Increase (Decrease) in cash and cash equivalents...     (204)         177            --            (27)
Cash and cash equivalents
  Beginning of year................................      323          895            --          1,218
                                                     --------    --------      --------       --------
  End of year......................................  $   119     $  1,072      $     --       $  1,191
                                                     ========    ========      ========       ========

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

16. SUBSEQUENT EVENT -- ACQUISITION

    On April 1, 1999, the Company acquired substantially all the assets of Country Sampler, Inc. for approximately $19.0 million in cash, $2.0 million payable under contract with the principal shareholder through April 2003 and assumed liabilities of approximately $3.4 million (the "Country Sampler Acquisition"). The acquisition was accounted for as a purchase and was financed through additional bank borrowings.

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                    QUARTER ENDED
                                                        -------------------------------------     FULL
                                                        MAY 31    AUG. 31   NOV. 30   FEB. 28     YEAR
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Year ended February 28, 1998:
  Net revenues........................................  $31,330   $37,008   $39,809   $32,436   $140,583
  Operating income....................................   8,091    12,002    10,160      6,630     36,883
  Net income (loss)...................................   3,368     4,672     4,079     (1,035)    11,084
  Basic net income per share..........................  $ 0.31    $ 0.43    $ 0.38    $ (0.10)  $   1.02
  Diluted net income per share........................  $ 0.30    $ 0.41    $ 0.36    $ (0.10)  $   0.98
Year ended February 28, 1999:
  Net revenues........................................  $44,619   $57,874   $71,639   $58,704   $232,836
  Operating income....................................   8,173    14,807    18,085      1,716     42,781
  Income before extraordinary item....................   1,788     4,161     3,012     (6,116)     2,845
  Net income (loss)...................................   1,788     2,564     3,012     (6,116)     1,248
  Basic earnings per share:
  Income before extraordinary item....................  $ 0.16    $ 0.27    $ 0.19    $ (0.39)  $   0.20
  Net Income..........................................  $ 0.16    $ 0.17    $ 0.19    $ (0.39)  $   0.09
  Diluted earnings per share:
  Income before extraordinary item....................  $ 0.16    $ 0.26    $ 0.19    $ (0.39)  $   0.19
  Net income..........................................  $ 0.16    $ 0.16    $ 0.19    $ (0.39)  $   0.08

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Emmis Communications Corporation and Subsidiaries:

     We have reviewed the accompanying condensed consolidated balance sheet of Emmis Communications Corporation (an Indiana corporation) and Subsidiaries as of August 31, 1999, and the related condensed consolidated statements of operations for the three-month and six-month periods ended August 31, 1999 and 1998 and the condensed consolidated statements of cash flows for the six-month periods ended August 31, 1999 and 1998. These financial statements are the responsibility of the Company's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

     We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Emmis Communications Corporation and Subsidiaries as of February 28, 1999 (not presented separately herein), and, in our report dated April 30, 1999, we expressed an unqualified opinion on that statement. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of February 28, 1999 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

                                                                          ARTHUR
ANDERSEN LLP
Indianapolis, Indiana,
September 21, 1999.

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             THREE MONTHS               SIX MONTHS
                                                           ENDED AUGUST 31,          ENDED AUGUST 31,
                                                        ----------------------    ----------------------
                                                          1998         1999         1998         1999
                                                             (UNAUDITED)               (UNAUDITED)
Gross Revenues......................................    $  67,873    $  95,233    $ 120,721    $ 180,154
Less: Agency Commissions............................        9,999       13,704       18,228       26,273
                                                        ---------    ---------    ---------    ---------
Net Revenues........................................       57,874       81,529      102,493      153,881
Operating expenses..................................       33,063       47,659       60,858       93,122
International business development expenses.........          354          367          561          747
Corporate expenses..................................        1,969        3,478        3,926        6,684
Time brokerage fees.................................           95           --        2,220           --
Depreciation and amortization.......................        6,505       10,336        9,912       20,045
Non-cash compensation...............................        1,081        1,648        2,036        2,293
                                                        ---------    ---------    ---------    ---------
Operating Income....................................       14,807       18,041       22,980       30,990
                                                        ---------    ---------    ---------    ---------
Other Income (Expense):
  Interest expense..................................       (7,121)     (13,936)     (12,629)     (27,165)
  Minority interest.................................          868          466        1,875        1,525
  Other income (expense), net.......................          811          (55)       1,123         (293)
                                                        ---------    ---------    ---------    ---------
Total other income (expense)........................       (5,442)     (13,525)      (9,631)     (25,933)
                                                        ---------    ---------    ---------    ---------
Income Before Income Taxes and Extraordinary Item...        9,365        4,516       13,349        5,057
Provision for Income Taxes..........................        5,204        3,300        7,400        3,600
                                                        ---------    ---------    ---------    ---------
Net Income Before Extraordinary Item................        4,161        1,216        5,949        1,457
                                                        ---------    ---------    ---------    ---------
Extraordinary Item, Net of Tax......................        1,597           --        1,597           --
                                                        ---------    ---------    ---------    ---------
Net Income..........................................    $   2,564    $   1,216    $   4,352    $   1,457
                                                        =========    =========    =========    =========
  Basic net income per share........................    $     .17    $     .08    $     .33    $     .09
                                                        =========    =========    =========    =========
  Diluted net income per share......................    $     .16    $     .07    $     .32    $     .09
                                                        =========    =========    =========    =========
  Weighted average common shares outstanding:
    Basic...........................................    15,512,702   15,929,428   13,255,592   15,856,467
    Diluted.........................................    15,888,107   16,438,098   13,662,310   16,305,944

     The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                FEBRUARY 28,     AUGUST 31,
                                                                    1999            1999
                                                                ------------    ------------
                                                                  (NOTE 1)      (UNAUDITED)
                           ASSETS
Current Assets:
  Cash and cash equivalents.................................     $    6,117      $    3,061
  Accounts receivable, net..................................         51,479          62,952
  Deferred barter costs.....................................          3,128           6,862
  Prepaid expenses and other................................         10,358          16,627
                                                                 ----------      ----------
    Total current assets....................................         71,082          89,502
  Property and equipment, net...............................        106,060         117,375
  Intangible assets, net....................................        802,307         820,789
  Other assets, net.........................................         35,382          52,035
                                                                 ----------      ----------
    Total assets............................................     $1,014,831      $1,079,701
                                                                 ==========      ==========
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of other long-term debt...................     $      835      $      835
  Accounts payable..........................................         15,635          19,731
  Accrued salaries and commissions..........................          4,545           4,730
  Accrued interest..........................................          6,223          18,033
  Deferred revenue..........................................          7,238          14,614
  Current portion of TV program rights payable..............          9,471           9,564
  Income tax payable........................................         12,057           7,130
  Other.....................................................         13,829           2,557
                                                                 ----------      ----------
    Total current liabilities...............................         69,833          77,194
Credit Facility and Senior Subordinated Notes...............        577,000         619,000
TV Program Rights Payable, Net of Current Portion...........         25,161          20,686
Other Long-Term Debt, Net of Current Portion................         18,805          17,588
Other Noncurrent Liabilities................................          3,466           5,339
Deferred Income Taxes.......................................         85,017          94,845
                                                                 ----------      ----------
    Total liabilities.......................................        779,282         834,652
                                                                 ==========      ==========
COMMITMENTS AND CONTINGENCIES
Shareholders' Equity:
  Class A common stock, $.01 par value; authorized
    34,000,000 shares; issued and outstanding 13,190,207
    shares at February 28, 1999 and 13,371,821 shares at
    August 31, 1999.........................................            132             134
  Class B common stock, $.01 par value; authorized 6,000,000 shares; issued and outstanding 2,582,265 shares at
    February 28, 1999 and 2,622,125 shares at August 31,
    1999....................................................             26              26
  Additional paid-in capital................................        260,344         269,241
  Accumulated deficit.......................................        (24,305)        (22,848)
  Accumulated other comprehensive loss......................           (648)         (1,504)
                                                                 ----------      ----------
Total shareholders' equity..................................        235,549         245,049
                                                                 ----------      ----------
    Total liabilities and shareholders' equity..............     $1,014,831      $1,079,701
                                                                 ==========      ==========

   The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                  SIX MONTHS ENDED
                                                                     AUGUST 31,
                                                                ---------------------
                                                                  1998         1999
                                                                     (UNAUDITED)
Cash Flows from operating Activities:
  Net income................................................    $   4,352    $  1,457
  Adjustments to reconcile net income to net cash provided
    by operating activities --
    Extraordinary item......................................        1,597          --
    Depreciation and amortization...........................       11,164      23,730
    Provision for bad debts.................................          153         955
    Provision for deferred income taxes.....................        2,017       5,570
    Gain on sale of property and equipment..................         (533)         --
    Non-cash compensation...................................        2,036       2,293
    Other...................................................       (2,686)       (876)
  Changes in assets and liabilities --
    Accounts receivable.....................................      (15,510)    (10,247)
    Deferred barter costs...................................       (1,105)     (3,734)
    Prepaid expenses and other current assets...............        1,249      (6,046)
    Other assets............................................        2,466        (141)
    Accounts payable and accrued liabilities................       (2,698)     15,331
    Deferred revenue........................................       (1,159)      3,507
    Other liabilities.......................................       10,336     (25,667)
                                                                ---------    --------
    Net cash provided by operating activities...............       11,679       6,132
                                                                ---------    --------
Cash Flows from Investing Activities:
  Purchases of property and equipment.......................      (16,503)    (20,831)
  Proceeds from sale of property and equipment..............          607          --
  Deposits on acquisitions and other........................       (9,000)    (17,500)
  Acquisition of WQCD-FM....................................     (128,449)         --
  Acquisition of SF Broadcasting............................     (287,293)         --
  Acquisition of Country Sampler............................           --     (18,454)
                                                                ---------    --------
      Net cash used in investing activities.................     (440,638)    (56,785)
                                                                ---------    --------
Cash Flows from Financing Activities:
  Payments on long-term debt................................     (396,525)    (48,500)
  Proceeds from long-term debt..............................      655,652      90,500
  Proceeds from issuance of Class A
    common stock, net of transaction costs..................      182,640          --
  Purchase of interest rate cap agreements and other debt
    related costs...........................................       (8,912)         --
    Proceeds from exercise of stock options.................        3,081       5,597
                                                                ---------    --------
      Net cash provided by financing activities.............      435,936      47,597
                                                                ---------    --------
Increase (decrease) in cash and cash
  equivalents...............................................        6,977      (3,056)
Cash and cash equivalents:
  Beginning of period.......................................        5,785       6,117
                                                                ---------    --------
  End of period.............................................    $  12,762    $  3,061
                                                                =========    ========
Supplemental disclosures:
  Cash paid for --
    Interest................................................    $  10,971    $ 12,642
    Income taxes............................................          286       5,181
Acquisition of WQCD-FM:
  Fair value of assets acquired.............................    $ 203,813
  Cash paid.................................................      128,449
                                                                ---------
  Liabilities assumed.......................................    $  75,364
                                                                =========
Acquisition of SF Broadcasting:
  Fair value of asset acquired..............................    $ 338,790
  Cash paid.................................................      287,293
  Note payable..............................................       25,000
                                                                ---------
  Liabilities assumed.......................................    $  26,497
                                                                =========
Acquisition of country sampler:
  Fair value of assets acquired.............................                 $ 25,608
    Cash paid...............................................                   18,454
                                                                             --------
    Liabilities assumed.....................................                 $  7,154
                                                                             ========

  The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                AUGUST 31, 1999
                                  (UNAUDITED)

NOTE 1.  GENERAL

    Pursuant to the rules and regulations of the Securities and Exchange Commission, the condensed consolidated interim financial statements included herein have been prepared, without audit, by Emmis Communications Corporation and Subsidiaries ("Emmis" or the "Company"). As permitted under the applicable rules and regulations of the Securities and Exchange Commission, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations; however, Emmis believes that the disclosures are adequate to make the information presented not misleading. The condensed consolidated financial statements included herein should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this prospectus. On an interim basis, the Company defers major advertising campaigns for which future benefits can be demonstrated. These costs are amortized over the shorter of the estimated period benefited or the remainder of the fiscal year.

    In the opinion of the registrant, the accompanying condensed consolidated interim financial statements contain all material adjustments (consisting only of normal recurring adjustments), necessary to present fairly the consolidated financial position of Emmis at August 31, 1999 and the results of its operations for the three and six months ended August 31, 1998 and 1999 and its cash flows for the six months ended August 31, 1998 and 1999.

    The Company's results are subject to seasonal fluctuations. Therefore, results shown on an interim basis are not necessarily indicative of results for a full year.

NOTE 2.  SIGNIFICANT EVENTS

COUNTRY SAMPLER ACQUISITION

    On April 1, 1999, the Company completed its acquisition of substantially all of the assets of Country Sampler, Inc.( the "Country Sampler Acquisition") for approximately $21.0 million plus assumed liabilities of approximately $4.7 million. The purchase price was payable $18.5 million in cash at closing, which was financed through additional borrowings under the Credit Facility, $2.0 million payable under a contract with the principal shareholder through April 2003, and $.5 million payable by October 1999. The acquisition was accounted for as a purchase. In the preliminary purchase price allocation the excess of the purchase price over the estimated fair value of identifiable assets was $17.7 million and is being amortized over 15 years.

WKCF-TV: ORLANDO, FL

    Effective June 3, 1999, the Company entered into a definitive agreement to purchase substantially all of the assets of television station WKCF in Orlando, Florida, for approximately $191.5 million in cash payable at closing, including an escrow deposit of $12.5 million made in June 1999. This acquisition will be accounted for as a purchase and will be financed through additional debt or equity securities, depending on market conditions and other factors. Emmis expects to close on this acquisition in its fiscal quarter ending November 30, 1999.

    WKCF is an affiliate of the WB Television Network. As part of this transaction, the Company has entered into an agreement with the WB Television Network, which (among other things) extends the existing network affiliation agreement through December 2009.

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

ST. LOUIS ACQUISITION

    In June 1999, the Company entered into an agreement with a former executive of Sinclair Broadcasting Group, Inc. ("Sinclair") to purchase the right to acquire the assets of certain broadcast properties in St. Louis, Missouri (the "St. Louis Acquisition"). The right allows the Company to purchase, at fair market value, six radio stations (five FM and one AM) and one ABC affiliated television station from Sinclair.

    Under FCC regulations, Emmis can own no more than five FM and three AM stations in the St. Louis market. As Emmis already owns three FM stations in the St. Louis market, concurrent with the consummation of the St. Louis Acquisition, Emmis must divest three FM stations. Management intends to divest the stations with the three weakest transmitting signals.

    The Company and Sinclair are currently in the process of determining the purchase price and other material terms of the acquisition in accordance with the option agreement. In addition, the acquisition will be subject to approval by both the Federal Communication Commission and the Department of Justice. The St. Louis Acquisition will be accounted for as a purchase and will be financed through additional debt or equity securities, depending on market conditions and other factors.

OTHER

    At August 31, 1999, five of the Company's six television stations were Fox affiliates. In July 1999, the Fox Network entered into an agreement with its affiliates which requires the affiliates to buy prime time spots from the network. The Company's agreement with the Fox Network commenced on July 15, 1999 and terminates on June 30, 2002. As a result of this agreement, the Company expects its broadcast cash flow will decrease by approximately $.6 million annually.

    On July 17, 1999, in accordance with the Company's Credit Facility, total borrowing capacity under the Credit Facility decreased $100.0 million to $650.0 million.

NOTE 3.  PRO FORMA ACQUISITIONS

    Unaudited pro forma summary information is presented below for the three and six months ended August 31, 1998 and 1999, assuming the June 1998 WQCD Acquisition, the July 1998 SF Acquisition, the October 1998 Wabash Acquisition, the April 1999 Country Sampler Acquisition, and the use of proceeds from the June 1998 Equity Offering, the July 1998 Credit Facility, and the February 1999 Senior Subordinated Notes Offering all had occurred on the first day of the pro forma periods presented below.

    Preparation of the pro forma summary information was based upon assumptions deemed appropriate by the Company. The pro forma summary information presented below is not necessarily indicative of the results that actually would have occurred if the transactions indicated above had been consummated at the beginning of the periods presented, and is not intended to be a projection of future results.

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                            THREE MONTHS                SIX MONTHS
                                                          ENDED AUGUST 31,           ENDED AUGUST 31,
                                                     --------------------------   -----------------------
                                                        1998           1999          1998         1999
                                                     (PRO FORMA)   (HISTORICAL)         (PRO FORMA)
Net revenues......................................   $   71,617     $   81,529    $  138,918   $  155,865
                                                     ==========     ==========    ==========   ==========
Broadcast/publishing cash flow....................   $   27,117     $   33,870    $   49,930   $   61,336
                                                     ==========     ==========    ==========   ==========
Net Income........................................   $      580     $    1,216    $       19   $    1,527
                                                     ==========     ==========    ==========   ==========
Basic net income..................................   $     0.04     $     0.08    $       --   $     0.10
                                                     ==========     ==========    ==========   ==========
Diluted net income................................   $     0.04     $     0.07    $       --   $     0.09
                                                     ==========     ==========    ==========   ==========
Weighted average shares outstanding:
  Basic...........................................   15,662,702     15,929,428    15,630,592   15,856,467
                                                     ==========     ==========    ==========   ==========
  Diluted.........................................   16,038,107     16,438,098    16,037,310   16,305,944
                                                     ==========     ==========    ==========   ==========

NOTE 4.  BASIC AND DILUTED NET INCOME PER SHARE

    Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted. Potentially dilutive securities at August 31, 1998 and 1999 consisted solely of stock options. Thus, for the three and six months ended August 31, 1998 and 1999, the difference between the weighted-average shares outstanding used to compute basic and diluted EPS is attributable to dilution caused by stock options.

NOTE 5.  COMPREHENSIVE INCOME

    Comprehensive income was comprised of the following for the three and six months ended August 31, 1998 and 1999 (dollars in thousands):

                                                                  THREE MONTHS         SIX MONTHS
                                                                     ENDED               ENDED
                                                                   AUGUST 31,          AUGUST 31,
                                                                ----------------    ----------------
                                                                 1998      1999      1998      1999
Net income..................................................    $2,564    $1,216    $4,352    $1,457
  Translation adjustment....................................      (475)      119      (646)     (856)
                                                                ------    ------    ------    ------
Total comprehensive income..................................    $2,089    $1,335    $3,706    $  601
                                                                ======    ======    ======    ======

NOTE 6.  SEGMENT INFORMATION

    The Company's operations are aligned into three business segments: Radio, Television and Publishing. These business segments are consistent with the Company's management of these businesses and its financial reporting structure.

    The Radio and Television segments derive revenue from the sale of commercial broadcast inventory. The Publishing segment derives revenue from subscriptions and the sale of print advertising inventory.

    Corporate and Other represents the results of insignificant operations and income and expense not allocated to reportable segments.

    The Company's segments operate primarily in the United States with one radio station located in Hungary. Total revenues of this radio station for the three and six months ended August 31, 1999 were $2.1 million and $3.2 million,

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES respectively. Revenues during the three and six months ended August 31, 1998 were $0.6 million and $0.7 million, respectively. This station's total assets as of August 31, 1998 and 1999 were $23.1 million and $19.5 million, respectively.

    The Company evaluates performance of its operating entities based on broadcast cash flow (BCF) and publishing cash flow (PCF). Management believes that BCF and PCF are useful because they provide a meaningful comparison of operating performance between companies in the industry and serve as an indicator of the market value of a group of stations or publishing entities. BCF and PCF are generally recognized by the broadcast and publishing industries as a measure of performance and are used by analysts who report on the performance of broadcasting and publishing groups. BCF and PCF do not take into account Emmis' debt service requirements and other commitments and, accordingly, BCF and PCF are not necessarily indicative of amounts that may be available for dividends, reinvestment in Emmis' business or other discretionary uses.

    BCF and PCF are not a measure of liquidity or of performance in accordance with generally accepted accounting principles, and should be viewed as a supplement to and not a substitute for our results of operations presented on the basis of generally accepted accounting principles. Moreover, BCF and PCF are not standardized measures and may be calculated in a number of ways. Emmis defines BCF and PCF as revenues net of agency commissions and operating expenses. The primary source of broadcast advertising revenues is the sale of advertising time to local and national advertisers. Publishing entities derive revenue from subscriptions and sale of print advertising inventory. The most significant broadcast operating expenses are employee salaries and commissions, costs associated with programming, advertising and promotion, and station general and administrative costs. Significant publishing operating expenses are employee salaries and commissions, costs associated with producing a magazine, and general and administrative costs.

    The accounting policies as described in the summary of significant accounting policies included elsewhere in this prospectus are applied consistently across segments.

                                                                                  CORPORATE
THREE MONTHS ENDED             RADIO      TELEVISION          PUBLISHING          AND OTHER    CONSOLIDATED
AUGUST 31, 1999                                         (DOLLARS IN THOUSANDS)
Net revenues..............    $ 50,777     $ 16,992            $13,293            $    467      $   81,529
Operating expenses........      23,731       11,731             11,871                 326          47,659
                              --------     --------            -------            --------      ----------
Broadcast/publishing cash
  flow....................      27,046        5,261              1,422                 141          33,870
International business
  development expenses              --           --                 --                 367             367
Corporate expenses........          --           --                 --               3,478           3,478
Depreciation and
  amortization............       4,118        3,605              1,749                 864          10,336
Non-cash compensation.....          --           --                 --               1,648           1,648
                              --------     --------            -------            --------      ----------
Operating income..........    $ 22,928     $  1,656            $  (327)           $ (6,216)     $   18,041
                              ========     ========            =======            ========      ==========
Total assets..............    $468,079     $454,088            $68,327            $ 89,207      $1,079,701
                              ========     ========            =======            ========      ==========

SIX MONTHS ENDED                                                                  CORPORATE
AUGUST 31, 1999                RADIO      TELEVISION          PUBLISHING          AND OTHER    CONSOLIDATED
                                                        (DOLLARS IN THOUSANDS)
Net revenues..............    $ 92,742     $ 35,046            $25,210            $    883      $  153,881
Operating expenses........      46,766       23,737             21,973                 646          93,122
                              --------     --------            -------            --------      ----------
Broadcast/publishing cash
  flow....................      45,976       11,309              3,237                 237          60,759
International business
  development expenses....          --           --                 --                 747             747
Corporate expenses........          --           --                 --               6,684           6,684
Depreciation and
  amortization............       8,129        6,985              3,263               1,668          20,045
Non-cash compensation.....          --           --                 --               2,293           2,293
                              --------     --------            -------            --------      ----------
Operating income..........    $ 37,847     $  4,324            $   (26)           $(11,155)     $   30,990
                              ========     ========            =======            ========      ==========
Total assets..............    $468,079     $454,088            $68,327            $ 89,207      $1,079,701
                              ========     ========            =======            ========      ==========

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                                                 CORPORATE
THREE MONTHS ENDED                        RADIO      TELEVISION    PUBLISHING    AND OTHER    CONSOLIDATED
AUGUST 31, 1998                                               (DOLLARS IN THOUSANDS)
Net revenues.........................    $ 42,328     $  5,796      $ 9,418      $    332      $   57,874
Operating expenses...................      20,807        3,846        8,198           212          33,063
                                         --------     --------      -------      --------      ----------
Broadcast/publishing cash flow.......      21,521        1,950        1,220           120          24,811
International business development
  expenses...........................          --           --           --           354             354
Corporate expenses...................          --           --           --         1,969           1,969
Time brokerage fee...................          95           --           --            --              95
Depreciation and amortization               3,579        1,332        1,555            39           6,505
Non-cash compensation................          --           --           --         1,081           1,081
                                         --------     --------      -------      --------      ----------
Operating income (loss)..............    $ 17,847     $    618      $  (335)     $ (3,323)     $   14,807
                                         ========     ========      =======      ========      ==========
Total assets.........................    $450,848     $345,949      $45,731      $ 68,299      $  910,827
                                         ========     ========      =======      ========      ==========

                                                                                 CORPORATE
SIX MONTHS ENDED                          RADIO      TELEVISION    PUBLISHING    AND OTHER    CONSOLIDATED
AUGUST 31, 1998                                               (DOLLARS IN THOUSANDS)
Net revenues.........................    $ 77,757     $  5,796      $18,258      $    682      $  102,493
Operating expenses...................      40,875        3,846       15,698           439          60,858
                                         --------     --------      -------      --------      ----------
Broadcast/publishing cash flow.......      36,882        1,950        2,560           243          41,635
International business development
  expenses...........................          --           --           --           561             561
Corporate expenses...................          --           --           --         3,926           3,926
Time brokerage fee...................       2,220           --           --            --           2,220
Depreciation and amortization........       5,955        1,332        2,560            65           9,912
Non-cash compensation................          --           --           --         2,036           2,036
                                         --------     --------      -------      --------      ----------
Operating income (loss)..............    $ 28,707     $    618      $    --      $ (6,345)     $   22,980
                                         ========     ========      =======      ========      ==========
Total assets.........................    $450,848     $345,949      $45,731      $ 68,299      $  910,827
                                         ========     ========      =======      ========      ==========

NOTE 7. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND SUBSIDIARY NON-GUARANTOR

    Emmis conducts a significant portion of its business through subsidiaries. The Senior Subordinated Notes are fully and unconditionally guaranteed, jointly and severally, by certain direct and indirect subsidiaries (the "Subsidiary Guarantors"). One of Emmis' subsidiaries does not guarantee the Senior Subordinated Notes (the "Subsidiary Non-Guarantor"). The claims of creditors of the Subsidiary Non-Guarantor have priority over the rights of Emmis to receive dividends or distributions from such subsidiary.

    Presented below is condensed consolidating financial information for the Parent Company Only, the Subsidiary Guarantors and the Subsidiary Non-Guarantor as of February 28, 1999 and August 31, 1999 and for the three and six months ended August 31, 1998 and 1999.

    The equity method has been used by Emmis with respect to investments in subsidiaries. Separate financial statements for Subsidiary Guarantors are not presented based on management's determination that they do not provide additional information that is material to investors.

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                     CONDENSED CONSOLIDATING BALANCE SHEET
                             AS OF AUGUST 31, 1999
                       (UNAUDITED, DOLLARS IN THOUSANDS)

                                                                                    ELIMINATIONS
                                            PARENT                                       AND
                                            COMPANY    SUBSIDIARY    SUBSIDIARY     CONSOLIDATING
                                             ONLY      GUARANTORS   NON-GUARANTOR      ENTRIES      CONSOLIDATED
Current Assets:
  Cash and cash equivalents..............  $     --     $  2,516       $   545        $      --      $    3,061
  Accounts receivable, net...............        --       61,751         1,201               --          62,952
  Deferred barter costs..................        --        6,862            --               --           6,862
  Prepaid expenses and other.............     3,420       10,974         2,233               --          16,627
                                           --------     --------       -------        ---------      ----------
    Total current assets.................     3,420       82,103         3,979               --          89,502
Property and equipment, net..............    39,137       77,431           807               --         117,375
Intangible assets, net...................       461      806,865        13,463               --         820,789
Investment in affiliates.................   903,744           --            --         (903,744)             --
Other assets, net........................    48,313        7,032         1,205           (4,515)         52,035
                                           --------     --------       -------        ---------      ----------
    Total assets.........................  $995,075     $973,431       $19,454        $(908,259)     $1,079,701
                                           ========     ========       =======        =========      ==========
Current Liabilities:
  Current portion of other long-term
    debt.................................  $     34     $     17       $ 2,237        $  (1,453)     $      835
  Accounts payable.......................     6,691       12,589           451               --          19,731
  Accrued salaries and commissions.......       141        4,589            --               --           4,730
  Accrued interest.......................    18,033           --            --               --          18,033
  Deferred revenue.......................        --       14,614            --               --          14,614
  Current portion of TV program
    rights payable.......................        --        9,564            --               --           9,564
  Income taxes payable...................     6,953          177            --               --           7,130
  Other..................................       324        1,315           918               --           2,557
                                           --------     --------       -------        ---------      ----------
    Total current liabilities............    32,176       42,865         3,606           (1,453)         77,194
Credit Facility and Senior Subordinated
  Notes..................................   619,000           --            --               --         619,000
TV Program Rights Payable, Net of Current
  Portion................................        --       20,686            --               --          20,686
Other Long-Term Debt, Net of Current
  Portion................................        43          791        19,816           (3,062)         17,588
Other Noncurrent Liabilities.............     2,496        2,843            --               --           5,339
Deferred Income Taxes....................    94,807           38            --               --          94,845
                                           --------     --------       -------        ---------      ----------
    Total liabilities....................   748,522       67,223        23,422           (4,515)        834,652
                                           --------     --------       -------        ---------      ----------
Shareholders' Equity
  Class A common stock...................       134           --            --               --             134
  Class B common stock...................        26           --            --               --              26
  Additional paid-in capital.............   269,241           --         4,393           (4,393)        269,241
  Subsidiary investment..................        --      658,143         2,388         (660,531)             --
  Retained earnings / (accumulated
    deficit).............................   (22,848)     248,065        (9,245)        (238,820)        (22,848)
  Accumulated other comprehensive loss...        --           --        (1,504)              --          (1,504)
                                           --------     --------       -------        ---------      ----------
    Total shareholders' equity...........   246,553      906,208        (3,968)        (903,744)        245,049
                                           --------     --------       -------        ---------      ----------
    Total liabilities and shareholders'
      equity.............................  $995,075     $973,431       $19,454        $(908,259)     $1,079,701
                                           ========     ========       =======        =========      ==========

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES



      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                     CONDENSED CONSOLIDATING BALANCE SHEET
                            AS OF FEBRUARY 28, 1999
                         (NOTE 1, DOLLARS IN THOUSANDS)

                                                                                    ELIMINATIONS
                                             PARENT                                      AND
                                            COMPANY    SUBSIDIARY    SUBSIDIARY     CONSOLIDATING
                                              ONLY     GUARANTORS   NON-GUARANTOR      ENTRIES      CONSOLIDATED
Current Assets:
  Cash and cash equivalents...............   $ 2,286    $  3,146       $   685        $      --      $    6,117
  Accounts receivable, net................        --      50,436         1,043               --          51,479
  Deferred barter costs...................        --       3,128            --               --           3,128
  Prepaid expenses and other..............     5,720       4,566            72               --          10,358
                                            --------    --------       -------        ---------      ----------
    Total current assets..................     8,006      61,276         1,800               --          71,082
Property and equipment, net...............    33,769      71,342           949               --         106,060
Intangible assets, net....................       151     785,219        16,937               --         802,307
Investment in affiliates..................   856,701          --            --         (856,701)             --
Other assets, net.........................    31,866       7,648           702           (4,834)         35,382
                                            --------    --------       -------        ---------      ----------
    Total assets..........................  $930,493    $925,485       $20,388        $(861,535)     $1,014,831
                                            ========    ========       =======        =========      ==========
Current Liabilities:
  Current portion of other long-term
    debt..................................   $    34    $     16       $ 2,239        $  (1,454)     $      835
  Accounts payable........................     7,527       7,739           369               --          15,635
  Accrued salaries and commissions........     1,262       2,719           564               --           4,545
  Accrued interest........................     6,222           1            --               --           6,223
  Deferred revenue........................        --       7,238            --               --           7,238
  Current portion of TV program
    rights payable........................        --       9,471            --               --           9,471
  Income taxes payable....................    11,790         267            --               --          12,057
  Other...................................       146      13,683            --               --          13,829
                                            --------    --------       -------        ---------      ----------
    Total current liabilities.............    26,981      41,134         3,172           (1,454)         69,833
Credit Facility and Senior Subordinated
  Notes...................................   577,000          --            --               --         577,000
TV Program Rights Payable, Net of Current
  Portion.................................        --      25,161            --               --          25,161
Other Long-Term Debt, Net of
  Current Portion.........................     2,543         (45)       19,687           (3,380)         18,805
Other Noncurrent Liabilities..............        (4)      3,470            --               --           3,466
Deferred Income Taxes.....................    87,776      (2,759)           --               --          85,017
                                            --------    --------       -------        ---------      ----------
    Total liabilities.....................   694,296      66,961        22,859           (4,834)        779,282
                                            --------    --------       -------        ---------      ----------
Shareholders' Equity
  Class A common stock....................       132          --            --               --             132
  Class B common stock....................        26          --            --               --              26
  Additional paid-in capital..............   260,344          --         4,297           (4,297)        260,344
  Subsidiary investment...................        --     637,223            --         (637,223)             --
  Retained earnings/(accumulated
    deficit)..............................   (24,305)    221,301        (6,120)        (215,181)        (24,305)
Accumulated other comprehensive loss......        --          --          (648)              --            (648)
                                            --------    --------       -------        ---------      ----------
  Total shareholders' equity..............   236,197     858,524        (2,471)        (856,701)        235,549
                                            --------    --------       -------        ---------      ----------
  Total liabilities and shareholders'
    equity................................  $930,493    $925,485       $20,388        $(861,535)     $1,014,831
                                            ========    ========       =======        =========      ==========

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES



      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 1999
                       (UNAUDITED, DOLLARS IN THOUSANDS)

                                                                                    ELIMINATIONS
                                             PARENT                                      AND
                                            COMPANY    SUBSIDIARY    SUBSIDIARY     CONSOLIDATING
                                              ONLY     GUARANTORS   NON-GUARANTOR      ENTRIES      CONSOLIDATED
Net Revenues..............................  $   467     $ 78,981       $ 2,081        $     --        $ 81,529
Operating expenses........................      326       45,824         1,509              --          47,659
International business development
  expenses................................       --          367            --              --             367
Corporate expenses........................    3,478           --            --              --           3,478
Depreciation and amortization.............      864        8,772           700              --          10,336
Non-cash compensation.....................    1,236          412            --              --           1,648
                                            --------    --------       -------        --------        --------
Operating Income..........................   (5,437)      23,606          (128)             --          18,041
                                            --------    --------       -------        --------        --------
Other Income (Expense)
  Interest expense........................  (13,627)         124          (626)            193         (13,936)
  Other income (expense), net.............       (1)         208           (69)            273             411
                                            --------    --------       -------        --------        --------
Total other income (expense)..............  (13,628)         332          (695)            466         (13,525)
                                            --------    --------       -------        --------        --------
Income (Loss) Before Income Taxes.........  (19,065)      23,938          (823)            466           4,516
Provision (Benefit) for Income Taxes......   (5,610)       8,857            53              --           3,300
                                            --------    --------       -------        --------        --------
                                            (13,455)      15,081          (876)            466           1,216
Equity in Earnings (Loss) of
  Subsidiaries............................   14,671           --            --         (14,671)             --
                                            --------    --------       -------        --------        --------
Net Income (Loss).........................  $ 1,216     $ 15,081       $  (876)       $(14,205)       $  1,216
                                            ========    ========       =======        ========        ========

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES



      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                    FOR THE SIX MONTHS ENDED AUGUST 31, 1999
                       (UNAUDITED, DOLLARS IN THOUSANDS)

                                                                                    ELIMINATIONS
                                             PARENT                                      AND
                                            COMPANY    SUBSIDIARY    SUBSIDIARY     CONSOLIDATING
                                              ONLY     GUARANTORS   NON-GUARANTOR      ENTRIES      CONSOLIDATED
Net Revenues.............................   $   883     $149,824       $ 3,174        $     --        $153,881
Operating expenses.......................       646       89,783         2,693              --          93,122
International business development
  expenses...............................        --          747            --              --             747
Corporate expenses.......................     6,684           --            --              --           6,684
Depreciation and amortization............     1,668       16,927         1,450              --          20,045
Non-cash compensation....................     1,720          573            --              --           2,293
                                            --------    --------       -------        --------        --------
Operating Income.........................    (9,835)      41,794          (969)             --          30,990
                                            --------    --------       -------        --------        --------
Other Income (expense)
  Interest expense.......................   (26,007)         265        (1,806)            383         (27,165)
  Other income (expense), net............        16          424          (350)          1,142           1,232
                                            --------    --------       -------        --------        --------
Total other income (expense).............   (25,991)         689        (2,156)          1,525         (25,933)
                                            --------    --------       -------        --------        --------
Income (loss) before income taxes........   (35,826)      42,483        (3,125)          1,525           5,057
Provision (benefit) for income taxes.....   (12,119)      15,719            --              --           3,600
                                            --------    --------       -------        --------        --------
                                            (23,707)      26,764        (3,125)          1,525           1,457
Equity in earnings (loss) of
  subsidiaries...........................    25,164           --            --         (25,164)             --
                                            --------    --------       -------        --------        --------
Net Income (loss)........................   $ 1,457     $ 26,764       $(3,125)       $(23,639)       $  1,457
                                            ========    ========       =======        ========        ========

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES



      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 1998
                       (UNAUDITED, DOLLARS IN THOUSANDS)

                                                                                    ELIMINATIONS
                                             PARENT                                      AND
                                            COMPANY    SUBSIDIARY    SUBSIDIARY     CONSOLIDATING
                                              ONLY     GUARANTORS   NON-GUARANTOR      ENTRIES      CONSOLIDATED
Net Revenues.............................   $   332      $56,901       $   641        $     --         $57,874
Operating expenses.......................       212       31,521         1,330              --          33,063
International business development
  expenses...............................        --          354            --              --             354
Corporate expenses.......................     1,969           --            --              --           1,969
Time brokerage fees......................        --           95            --              --              95
Depreciation and amortization............        37        5,628           840              --           6,505
Non-cash compensation....................       913          168            --              --           1,081
                                            --------     -------       -------        --------         -------
Operating Income.........................    (2,799)      19,135        (1,529)             --          14,807
                                            --------     -------       -------        --------         -------
Other Income (expense)
  Interest expense.......................    (6,487)          --          (914)            280          (7,121)
  Other income (expense), net............       455          438           198             588           1,679
                                            --------     -------       -------        --------         -------
Total other income (expense).............    (6,032)         438          (716)            868          (5,442)
                                            --------     -------       -------        --------         -------
Income (loss) before income taxes and
  extraordinary item.....................    (8,831)      19,573        (2,245)            868           9,365
Provision (benefit) for income taxes.....    (2,091)       7,242            53              --           5,204
                                            --------     -------       -------        --------         -------
Net income before extraordinary item.....    (6,740)      12,331        (2,298)            868           4,161
                                            --------     -------       -------        --------         -------
Extraordinary item, net of tax...........    (1,597)          --            --              --          (1,597)
Equity in earnings (loss) of
  subsidiaries...........................    10,901           --            --         (10,901)             --
                                            --------     -------       -------        --------         -------
Net Income (loss)........................   $ 2,564      $12,331       $(2,298)       $(10,033)        $ 2,564
                                            ========     =======       =======        ========         =======

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES



      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                    FOR THE SIX MONTHS ENDED AUGUST 31, 1998
                       (UNAUDITED, DOLLARS IN THOUSANDS)

                                                                                    ELIMINATIONS
                                             PARENT                                      AND
                                            COMPANY    SUBSIDIARY    SUBSIDIARY     CONSOLIDATING
                                              ONLY     GUARANTORS   NON-GUARANTOR      ENTRIES      CONSOLIDATED
Net Revenues.............................   $   682     $101,135       $   676        $     --        $102,493
Operating expenses.......................       439       58,552         1,867              --          60,858
International business development
  expenses...............................        --          561            --              --             561
Corporate expenses.......................     3,926           --            --              --           3,926
Time brokerage fees......................        --        2,220            --              --           2,220
Depreciation and amortization............        65        8,571         1,276              --           9,912
Non-cash compensation....................     1,629          407            --              --           2,036
                                            --------    --------       -------        --------        --------
Operating Income.........................    (5,377)      30,824        (2,467)             --          22,980
                                            --------    --------       -------        --------        --------
Other Income (expense)
  Interest expense.......................   (11,270)          (6)       (1,913)            560         (12,629)
  Other income (expense), net............       473        1,264           (54)          1,315           2,998
                                            --------    --------       -------        --------        --------
Total other income (expense).............   (10,797)       1,258        (1,967)          1,875          (9,631)
                                            --------    --------       -------        --------        --------
Income (loss) before income taxes and
  extraordinary item.....................   (16,174)      32,082        (4,434)          1,875          13,349
Provision (benefit) for income taxes.....    (4,470)      11,870            --              --           7,400
                                            --------    --------       -------        --------        --------
Net income before extraordinary item.....   (11,704)      20,212        (4,434)          1,875           5,949
                                            --------    --------       -------        --------        --------
extraordinary item, net of tax...........    (1,597)          --            --              --          (1,597)
Equity in earnings (loss) of
  subsidiaries...........................    17,653           --            --         (17,653)             --
                                            --------    --------       -------        --------        --------
Net Income (loss)........................   $ 4,352     $ 20,212       $(4,434)       $(15,778)       $  4,352
                                            ========    ========       =======        ========        ========

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                    FOR THE SIX MONTHS ENDED AUGUST 31, 1999
                       (UNAUDITED, DOLLARS IN THOUSANDS)

                                                                                    ELIMINATIONS
                                             PARENT                                      AND
                                            COMPANY    SUBSIDIARY    SUBSIDIARY     CONSOLIDATING
                                              ONLY     GUARANTORS   NON-GUARANTOR      ENTRIES      CONSOLIDATED
Cash Flows from Operating Activities:
  Net income (loss)......................   $ 1,457     $ 26,764       $(3,125)       $(23,639)       $  1,457
  Adjustments to reconcile net income
    (loss) to net cash provided (used) by
    operating activities --
    Depreciation and amortization........     2,845       19,435         1,450              --          23,730
    Provision for bad debts..............        --          955            --              --             955
    Provision for deferred income
      taxes..............................     5,570           --            --              --           5,570
    Non-cash compensation................     1,720          573            --              --           2,293
    Equity in earnings of subsidiaries...   (25,164)          --            --          25,164              --
    Other................................     1,505           --          (856)         (1,525)           (876)
  Changes in assets and liabilities --
    Accounts receivable..................        --      (10,089)         (158)             --         (10,247)
    Deferred barter costs................        --       (3,734)           --              --          (3,734)
    Prepaid expenses and other current
      assets.............................     2,300       (6,185)       (2,161)             --          (6,046)
    Other assets.........................    (1,649)       2,011          (503)             --            (141)
    Accounts payable and accrued
      liabilities........................     9,854        5,959          (482)             --          15,331
    Deferred revenue.....................        --        3,507            --              --           3,507
    Other liabilities....................    (4,659)     (22,055)        1,047              --         (25,667)
                                            --------    --------       -------        --------        --------
      Net cash provided (used) by
         operating activities............    (6,221)      17,141        (4,788)             --           6,132
                                            --------    --------       -------        --------        --------
Cash Flows from Investing Activities:
  Purchases of property and equipment....    (7,007)     (13,167)         (657)             --         (20,831)
  Deposits on acquisitions and other.....   (17,500)          --            --              --         (17,500)
  Acquisition of Country Sampler.........        --      (18,454)           --              --         (18,454)
                                            --------    --------       -------        --------        --------
      Net cash used in investing
         activities......................   (24,507)     (31,621)         (657)             --         (56,785)
                                            --------    --------       -------        --------        --------
Cash Flows from Financing Activities:
  Payments on long-term debt.............   (48,500)          --            --              --         (48,500)
  Proceeds from long-term debt...........    90,500           --            --              --          90,500
  Intercompany transactions..............   (19,155)      13,850         5,305              --              --
  Proceeds from exercise of stock
    options..............................     5,597           --            --              --           5,597
                                            --------    --------       -------        --------        --------
      Net cash provided by financing
         activities......................    28,442       13,850         5,305              --          47,597
                                            --------    --------       -------        --------        --------
Decrease in cash and cash equivalents....    (2,286)        (630)         (140)             --          (3,056)
Cash and cash equivalents:
Beginning of period......................     2,286        3,146           685              --           6,117
                                            --------    --------       -------        --------        --------
End of period............................   $    --     $  2,516       $   545        $     --        $  3,061
                                            ========    ========       =======        ========        ========

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES



      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                    FOR THE SIX MONTHS ENDED AUGUST 31, 1998
                       (UNAUDITED, DOLLARS IN THOUSANDS)

                                                                                    ELIMINATIONS
                                             PARENT                                      AND
                                            COMPANY    SUBSIDIARY    SUBSIDIARY     CONSOLIDATING
                                              ONLY     GUARANTORS   NON-GUARANTOR      ENTRIES      CONSOLIDATED
Cash Flows From Operating Activities:
  Net income (loss).......................  $  4,352    $ 20,212       $(4,434)       $(15,778)      $    4,352
  Adjustments to reconcile net income
    (loss) to net cash provided (used) by
    operating activities
    Extraordinary item....................     1,597          --            --              --            1,597
    Depreciation and amortization.........       669       9,219         1,276              --           11,164
    Provision for bad debts...............        --         153            --              --              153
    Provision for deferred income taxes...     2,017          --            --              --            2,017
    Gain on Sale of property and
      equipment...........................        --        (533)           --              --             (533)
    Non-cash compensation.................     1,629         407            --              --            2,036
    Equity in earnings of subsidiaries....   (17,653)         --            --          17,653               --
    Other.................................        --          --          (811)         (1,875)          (2,686)
  Changes in assets and liabilities -
    Accounts receivable...................       345     (16,791)          936              --          (15,510)
    Deferred barter costs.................        --      (1,105)           --              --           (1,105)
    Prepaid expenses and other current
      assets..............................    (3,143)      4,585          (193)             --            1,249
    Other assets..........................      (289)      2,446           309              --            2,466
    Accounts payable and accrued
      liabilities.........................    (3,336)        871          (233)             --           (2,698)
    Deferred revenue......................        --      (1,159)           --              --           (1,159)
    Other liabilities.....................     7,834       1,624           878              --           10,336
                                            --------    --------       -------        --------       ----------
      Net cash provided (used) by
         operating activities.............    (5,978)     19,929        (2,272)             --           11,679
                                            --------     --------       -------        --------       ----------
Cash Flows From Investing Activities:
  Purchases of property and equipment.....   (13,217)     (2,818)         (468)             --          (16,503)
  Deposit on acquisition..................    (9,000)         --            --              --           (9,000)
  Acquisition of WQCD-FM..................        --    (128,449)           --              --         (128,449)
  Acquisition of SF Broadcasting..........        --    (287,293)           --              --         (287,293)
  Other...................................        --         607            --              --              607
                                            --------    --------       -------        --------       ----------
      Net cash used by investing
         activities.......................   (22,217)   (417,953)         (468)             --         (440,638)
                                            --------     --------       -------        --------       ----------
Cash Flows From Financing Activities:
  Payments on long-term debt..............  (396,525)         --            --              --         (396,525)
  Proceeds from long-term debt............   655,652          --            --              --          655,652
  Purchase of interest rate cap agreements
    and other debt related costs..........    (8,912)         --            --              --           (8,912)
  Proceeds from issuance of Class A Common
    Stock, net of transaction costs.......   182,640          --            --              --          182,640
  Proceeds from exercise of stock
    options...............................     3,081          --            --              --            3,081
  Intercompany............................  (401,564)    400,661           903              --               --
                                            --------    --------       -------        --------       ----------
      Net cash provided by financing
         activities.......................    34,372     400,661           903              --          435,936
                                            --------    --------       -------        --------       ----------
Increase (decrease) in cash and cash
  equivalents.............................     6,177       2,637        (1,837)             --            6,977
Cash and cash equivalents:
  Beginning of period.....................       623         243         4,919              --            5,785
                                            --------    --------       -------        --------       ----------
  End of period...........................  $  6,800    $  2,880       $ 3,082        $     --       $   12,762
                                            ========    ========       =======        ========       ==========

               EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTE 8.  SUBSEQUENT EVENTS

     In September 1999, the Company entered into employment agreements with two executives that extend through February 28, 2001. The agreements specify base salary and maximum annual cash bonuses as well as provide for stock and stock option grants based on certain criteria.


     On October 25, 1999, the Company entered into an agreement with Liberty Media Corporation for Liberty to purchase 2.7 million shares of the Company's Class A Common Stock for approximately $150 million. When this transaction is completed, Liberty will become the Company's second largest shareholder behind Chairman and CEO, Jeffrey Smulyan, and will hold approximately 13% of the Company's Class A Common Stock after giving effect to its pending offering of Class A Common Stock. Closing of the transaction is subject to certain conditions. The Company intends to use the proceeds of this investment to more aggressively pursue attractive opportunities to acquire radio broadcasting properties in the top 20 markets in the United States.


NOTE 9.  RECLASSIFICATIONS

     Certain reclassifications have been made to the August 31, 1998 and February 28, 1999 financial statements to be consistent with the August 31, 1999 presentation.

================================================================================

          , 1999

                                     [LOGO]
                        EMMIS COMMUNICATIONS CORPORATION
                                2,500,000 SHARES
                 % SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK

                         ------------------------------
                                   PROSPECTUS
                         ------------------------------

                          DONALDSON, LUFKIN & JENRETTE

                              Book Running Manager

                              GOLDMAN, SACHS & CO.

                                Co-Lead Manager

                           -------------------------

                           DEUTSCHE BANC ALEX. BROWN
                           MORGAN STANLEY DEAN WITTER



--------------------------------------------------------------------------------
WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE YOU WRITTEN INFORMATION OTHER THAN THIS PROSPECTUS OR TO MAKE REPRESENTATIONS AS TO MATTERS NOT STATED IN THIS PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL THOSE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY SALES MADE HEREUNDER AFTER THE DATE OF THIS PROSPECTUS SHALL CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THE AFFAIRS OF THE COMPANY HAVE NOT CHANGED SINCE THE DATE HEREOF.
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Registration Fee............................................    $ 39,963
NASD Filing Fee.............................................      13,000
Printing Expenses...........................................     125,000
Professional Fees and Expenses..............................     125,000
Blue Sky Expenses...........................................       7,500
Miscellaneous...............................................      14,537
                                                                --------
     Total..................................................    $325,000
                                                                ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Emmis Communications Corporation is an Indiana corporation. Chapter 37 of The Indiana Business Corporation Law (the "IBCL") requires a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or an officer of the corporation who is wholly successful, on the merits or otherwise, in the defense of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, against reasonable expenses, including counsel fees, incurred in connection with the proceeding. Emmis' Articles of Incorporation do not contain any provision prohibiting such indemnification. Emmis' Amended and Restated Articles of Incorporation expressly require such indemnification.

     The IBCL also permits a corporation to indemnify a director, officer, employee or agent who is made a party to a proceeding because the person was a director, officer, employee or agent of the corporation or its subsidiary against liability incurred in the proceeding if (i) the individual's conduct was in good faith and (ii) the individual reasonably believed (A) in the case of conduct in the individual 's official capacity with the corporation that the conduct was in the corporation's best interests and (B) in all other cases that the individual's conduct was at least not opposed to the corporation's best interests and (iii) in the case of a criminal proceeding, the individual either
(A) had reasonable cause to believe the individual's conduct was lawful or (B) had no reasonable cause to believe the individual's conduct was unlawful. The IBCL also permits a corporation to pay for or reimburse reasonable expenses incurred before the final disposition of the proceeding and permits a court of competent jurisdiction to order a corporation to indemnify a director or officer if the court determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the person met the standards for indemnification otherwise provided in the IBCL.


     Emmis' Amended and Restated Articles of Incorporation generally provide that any director or officer of Emmis or any person who is serving at the request of Emmis as a director, officer, employee or agent of another entity shall be indemnified and held harmless by Emmis to the fullest extent authorized by the IBCL. The Amended and Restated Articles of Incorporation also provide such persons with certain rights to be paid by Emmis the expenses incurred in defending proceedings in advance of their final disposition and authorize Emmis to maintain insurance to protect itself and any director, officer, employee or agent of Emmis or any person who is or was serving at the request of Emmis as a director, officer, partner, trustee, employee or agent of another entity against expense, liability or loss, whether or not Emmis would have the power to indemnify such person against such expense, liability or loss under the Amended and Restated Articles of Incorporation.

ITEM 16.  EXHIBITS.

     The following exhibits are filed with this Registration Statement:

           3.1 Amended and Restated Articles of Incorporation of Emmis Communications Corporation, as amended, incorporated by reference to Exhibit 3.1 to Emmis' Quarterly Report on Form 10-Q for the quarter ended August 31, 1999.

           3.2 Amended and Restated Bylaws of Emmis Communications Corporation, as amended, incorporated by reference to Exhibit 3.2 to Emmis' Quarterly Report on Form 10-Q for the quarter ended August 31, 1999.

           5 Opinion and consent of Bose McKinney & Evans LLP regarding the legality of the securities being registered.*

           8   Tax opinion and consent of Bose McKinney & Evans LLP.*

          12   Statement re computation of ratios.*

          15   Letter re unaudited interim financial information.

          23.1 Consent of Arthur Andersen LLP.

          23.2 Consent of Ernst & Young LLP.

          24   Powers of Attorney.*
-------------------------
* Previously filed.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that:



          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.



          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Indianapolis, Indiana, on October 25, 1999.


                                EMMIS COMMUNICATIONS CORPORATION


                                By:          /s/ J. SCOTT ENRIGHT
                                    --------------------------------------------
                                                  J. Scott Enright
                                    Vice President and Associate General Counsel


     Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed on October 25, 1999, by the following persons in the capacities indicated.


                  SIGNATURE                                            TITLE
                  ---------                                            -----
             JEFFREY H. SMULYAN*               Chairman, President and Chief Executive Officer and
---------------------------------------------  Director (Principal Executive Officer)
             Jeffrey H. Smulyan

               DOYLE L. ROSE*                  Radio Division President and Director
---------------------------------------------
                Doyle L. Rose

               GREG NATHANSON*                 Television Division President and Director
---------------------------------------------
               Greg Nathanson

               GARY L. KASEFF*                 Executive Vice President, General Counsel and Director
---------------------------------------------
               Gary L. Kaseff

            /s/ WALTER Z. BERGER               Executive Vice President, Treasurer and Chief
---------------------------------------------  Financial Officer (Principal Financial Officer and
              Walter Z. Berger                 Principal Accounting Officer)

                                               Director
---------------------------------------------
                Susan B. Bayh

            RICHARD A. LEVENTHAL*              Director
---------------------------------------------
            Richard A. Leventhal

               FRANK V. SICA*                  Director
---------------------------------------------
                Frank V. Sica

             LAWRENCE B. SORREL*               Director
---------------------------------------------
             Lawrence B. Sorrel

          *By: /s/ J. SCOTT ENRIGHT            Attorney-in-Fact
---------------------------------------------
              J. Scott Enright